As confidentially submitted to the United States Securities and Exchange Commission on February 9, 2026 This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________________________

HYPERIDES HOLDINGS LTD
(Exact name of registrant as specified in its charter)

_____________________________________________

Cayman Islands	7373	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Office B2 on 9th Floor, MG Tower, No. 133 Hoi Bun Road,
Kowloon, Hong Kong
(852) 2157 9750
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________________________________

[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________________________

With a Copy to:

Henry Yin, Esq. Benjamin Yao, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR 852-3923-1111	Xiaoqin “Sherry” Li, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000	Joan Wu, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, New York 10022 (212) 530-2208

_____________________________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [•], 2026

[•] Class A Ordinary Shares

HYPERIDES HOLDINGS LTD

This is an initial public offering of our Class A ordinary shares, par value $0.00001 per share (“Class A Ordinary Shares” or “Shares”) of HYPERIDES HOLDINGS LTD, an exempted company with limited liability incorporated under the laws of Cayman Islands (“we,” “us,” “our,” “Hyperides,” or the “Company”). We are offering on a firm commitment basis our Class A Ordinary Shares. Prior to this offering, there has been no public market for our Class A Ordinary Shares. We expect the initial public offering price of our Class A Ordinary Shares to be in the range of $[•] to $[•] per share. The number of shares offered hereby is based upon an assumed offering price of $[•] per Share, the midpoint of such estimated price range. The actual initial public offering price of the Shares will be determined between the underwriters and us at the time of pricing, considering, among others, our historical performance, prevailing market conditions, and overall assessment of our business. Therefore, the assumed initial public offering price per share used throughout this prospectus may not be indicative of the actual initial public offering price for the Shares.

We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “HYRD.” At this time, The Nasdaq Stock Market LLC (“Nasdaq”) has not yet approved our application to list our Shares. It is a condition to the closing of this offering that our Shares qualify for listing on the Nasdaq Capital Market. However, there is no assurance that this offering will be closed and our Class A Ordinary Shares will be trading on the Nasdaq Capital Market. If Nasdaq does not approve our listing application, this offering will be terminated.

In connection with, and prior to the completion of, this offering, we plan to adopt a dual-class structure consisting of Class A Ordinary Shares and Class B ordinary shares, par value $0.00001 per share (“Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”). Class A Ordinary Shares are the only class of ordinary shares being offered in this offering. Upon completion of this offering, Hyperides will have [•] Class A Ordinary Shares issued and outstanding (or [•] Class A Ordinary Shares if the underwriters exercise their over-allotment option to purchase additional Class A Ordinary Shares in full), as well as [•] Class B Ordinary Shares issued and outstanding. Wai Hung Lee, our founder, director, chairman and chief executive officer, will beneficially own [•]% of our issued Class A Ordinary Shares and all of our issued Class B Ordinary Shares, and will be able to exercise [•]% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Holders of the Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at any time at the option of the holder thereof, while in no event shall Class A Ordinary Shares be converted into Class B Ordinary Shares. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a shareholder to any person or entity which is not an affiliate of such shareholder, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Shares. A sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Company’s register of members. The creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding fee simple ownership interest to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares upon the Company’s registration of the third party or its designee as a shareholder holding that number of Class A Ordinary Shares in the register of members. For a more detailed description of risks related to the dual-class structure, please see “Risk Factors — Risks Related to Ownership of Our Securities and this Offering — The dual class structure of our Ordinary Shares will have the effect of concentrating voting control, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.”

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an ‘Emerging Growth Company’” and “Risk Factors — Risks Related to Our Corporate Structure — For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies” on pages 4 and 29, respectively.

Upon the completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of the Nasdaq, as Mr. Wai Hung Lee, our founder, chief executive officer and chairman of the board of directors, through his holding companies, will beneficially own approximately [•]% of our then-issued and outstanding Class A Ordinary Shares, as well as 100% of our then-issued and outstanding Class B Ordinary Shares, which shall each carry twenty (20) votes (as compared to one vote each for our Class A Ordinary Shares), and will thus be able to exercise approximately [•]% of the total voting power of our issued and outstanding shares immediately after the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional Class A Ordinary Shares. He will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents and approval of major corporate transactions. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we elect to rely the “controlled company” exemption, we will be permitted to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

At this time, we do not intend to rely on these exemptions to corporate governance requirements as a controlled company. However, we may elect to do so in the future. For further information, see “Principal Shareholders” and “Management — Controlled Company Exemption.” For more detailed description of risks related to being a “controlled company,” see “Risk Factors — Risks Related to Our Corporate Structure — We will be a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Our Class A Ordinary Shares offered in this prospectus are shares of our Cayman Islands holding company, which has no material operations of its own and conducts substantially all of its operations through its operating entities established in Hong Kong.

We are not a Hong Kong operating company but a Cayman Islands holding company with operations conducted by our indirectly wholly-owned subsidiary based in Hong Kong, and this structure involves unique risks to investors. As a holding company with no material operations, our operations are conducted in Hong Kong through our wholly owned subsidiary, Hyperides Limited. For more information, please refer to our shareholding structure chart see “Our History and Structure — Corporate Structure.”

Investors are cautioned that we are not a Hong Kong operating company but a Cayman Islands holding company with operations conducted by our HK subsidiary in Hong Kong, and that you are purchasing shares of Hyperides, a Cayman Islands holding company in this initial public offering instead of purchasing equity securities of our HK subsidiary that have business operations in Hong Kong and you may never hold any equity interests in our HK subsidiary in Hong Kong. We control and receive the economic benefits of our HK subsidiary’s business operation, if any, through equity ownership. We do not have, nor had we ever, have a variable interest entity (“VIE”) structure. Our corporate structure, i.e., a Cayman Islands holding company with operations conducted by our HK subsidiary, involves unique risks to investors. The Hong Kong or PRC regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including a significant decline in the value of such securities or such securities becoming worthless. For further information, see “Risk Factors — Risks Related to Our Corporate Structure” beginning on page 28.

We are not based in mainland China and do not have operations or generate revenue in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, and do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. For the fiscal years ended June 30, 2024 and

2025, we generated all/substantially all of our revenues from Hong Kong through Hyperides Limited (“Hyperides HK”). Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, despite the separate legal system, the PRC government exercises significant authority over Hong Kong and has in recent years demonstrated a clear intention to exert more direct control over its economic and political affairs. For example, the PRC government enacted the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “National Security Law”), which was applied in Hong Kong. Given the PRC government’s expanding authority, there is significant uncertainty regarding the future legal and operational environment in Hong Kong. Consequently, all the legal and operational risks associated with having operations in the PRC also apply to our operations in Hong Kong. We may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time or may exert more control over offerings conducted overseas and/or foreign investment in issuers like us. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or completely hinder our ability to offer or continue to offer Hyperides’ Class A Ordinary Shares to investors; and (iii) may cause the value of Hyperides’ Class A Ordinary Shares to significantly decline or become worthless.

We are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. While these regulations may not directly apply to our Hong Kong subsidiary at present, the PRC government’s approach to regulation can be unpredictable, and it may in the future extend similar regulations to Hong Kong or interpret existing laws in a way that affects our operations. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. In addition, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to whether in the future we will be required to obtain permissions or approvals from the authorities of mainland China to operate our business or to list Hyperides’ securities on the U.S. exchanges and offer securities.

As advised by Hyperides’ legal counsel as to the laws of mainland China (“PRC Counsel”), AllBright Law Offices (Fuzhou), as of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, (ii) we do not have any business operations in mainland China and (iii) we possess personal information of less than one million individuals in the PRC (for the purpose of this subsection (iii) only, including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we believe, we are currently not required to obtain any permission or approval from the Cyberspace Administration of China (the “CAC”) or any other governmental authorities of mainland China to operate our business or offer subsequent securities of the company, nor have we been denied of any permissions or approvals from the authorities of mainland China.

According to the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, promulgated by the China Securities Regulatory Commission (the “CSRC”) on February 17, 2023 and became effective on March 31, 2023, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Overseas Listing Trial Measures. This includes subsequent securities offerings of the company in the same overseas market where it has previously offered and listed securities, which requires a company to file with the CSRC within three working days after the subsequent securities offering is completed. Article 15 of the Overseas Listing Trial Measures provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by a mainland China company and such issuer shall fulfill the CSRC filing procedure: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited financial statements for the most recent fiscal year is accounted for by mainland China companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. As advised by Hyperides’ PRC Counsel, AllBright Law Offices (Fuzhou), based on the facts that (i) we do not operate any entities in mainland China and the operating revenue, total profit, total assets or net assets as documented in Hyperides’ audited financial statements for the most recent fiscal year is accounted for by our Hong Kong subsidiary, Hyperides HK, located outside mainland China; (ii) we do not have any equity interest in any companies located in mainland China and vice versa; and (iii) we conduct a majority of our business and are headquartered in Hong Kong rather than in mainland China, and most of our senior management team are not PRC citizens or have their residence located outside mainland China, we believe that our offering and listing is not an indirect overseas offering or listing under the Overseas Listing Trial Measures, and are not required to fulfill the filing procedures with the CSRC to issue securities to foreign investors. However, as the Overseas Listing Trial Measures were newly published, there are substantial uncertainties that the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company,” over which the CSRC may have substantial discretions.

Based on the foregoing, while our PRC Counsel has advised that we are not currently subject to certain filing or approval requirements from mainland China authorities such as the CSRC and CAC, we are still subject to significant risks and uncertainties arising from the PRC legal system and the PRC government’s authority over Hong Kong. The PRC legal system is a civil law system based on written statutes, and prior court decisions have limited precedential value. It is a system that can be unpredictable, and the PRC government has broad authority to enact and enforce new laws and regulations. We cannot assure you that PRC laws and regulations will not have a material impact on our business, financial conditions or results of operations in the future. Furthermore, P. Y. Cheung & Co. Solicitors, Hyperides’ Hong Kong counsel, has advised Hyperides that, as of the date of this prospectus, Hyperides is not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities and we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business through Hyperides HK and to the best of our knowledge, no license, permission or approval has been denied.

Nevertheless, if we (i) do not receive or maintain such permissions or approvals, should such permissions or approvals be required in the future by the government of mainland China or Hong Kong, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and Hyperides’ ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Risk Factors — Risks Related to Our Corporate Structure” beginning on page 28 and “Risk Factors — Risks Related to Doing Business in Hong Kong” beginning on page 14 of this prospectus for more information.

The Company holds all of the equity interests in its Hong Kong subsidiary through HYPERIDES (BVI) LTD (“Hyperides BVI”), a business company incorporated in British Virgin Islands and with limited liability and a wholly-owned subsidiary of Hyperides. As we own the whole equity of our Hong Kong operating subsidiary directly through Hyperides BVI, we currently do not have formal, comprehensive cash management policies that dictate how funds are transferred between the Company and its subsidiaries, or between our group and our investors. Cash is generally transferred within our group in the following manner: (i) funds may be transferred from the Company to our Hong Kong operating subsidiary, Hyperides HK, as needed, typically in the form of capital contributions or shareholder loans, subject to applicable Hong Kong regulations; and (ii) dividends or other distributions, if any, may be paid by our Hong Kong operating subsidiary to the Company, again subject to Hong Kong regulatory requirements. As a holding company, we may rely on dividends and other distributions on equity paid by our operating subsidiary for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended and/or restated from time to time) to provide funding to our operating subsidiary incorporated in Hong Kong through loans and/or capital contributions. Subject to applicable companies law in Hong Kong, our operating subsidiary is permitted under the laws of Hong Kong to issue, declare and distribute cash dividends out of distributable projects to us without limitation on the size of such dividends. However, if our operating subsidiary incurs debt or other means of financing on its own behalf, the instruments governing such debt or relevant financing may restrict its ability to pay dividends. See “Prospectus Summary — Transfers of Cash between Hyperides and our operating subsidiary” beginning on page 6 of this prospectus.

Our Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor. On May 20, 2020, the Senate passed the HFCAA prohibiting an issuer’s securities from being traded on a national exchange if the PCAOB is unable to inspect the issuer’s auditors for three consecutive years. Pursuant to the HFCAA, if the PCAOB is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the CSRC and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a HFCA Act determination report that vacated its December 16, 2021 determinations and removed mainland China and Hong Kong from the list of jurisdictions where it had been unable to completely inspect or investigate the registered public accounting firms. On December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

Our independent registered public accounting firm is Marcum Asia CPAs LLP, which is headquartered in the USA, and is subject to inspection by the PCAOB. We do not expect to be identified as a Commission-Identified Issuer under the HFCA Act as of the date of this prospectus.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA and Nasdaq or any other U.S. exchange on which our securities are listed may determine to delist our securities. For more details, see “Risk Factors — Risks Related to Doing Business in Hong Kong — Our Class A Ordinary Shares may be delisted or prohibited from being traded under the HFCAA if the PCAOB were unable to fully inspect our auditor. The delisting or the cessation of trading of our Class A Ordinary Shares, or the threat of them being delisted or prohibited from being traded, may materially and adversely affect the value and/or liquidity of your investment. Additionally, if the PCAOB were unable to conduct full inspections of our auditor, it would deprive our investors with the benefits of such inspections.”

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an ‘Emerging Growth Company’” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying our Shares.

	Per Share	Total(2)
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us(2)(3)	$	$

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(1)      Represents underwriting discounts equal to 7% per Class A Ordinary Share.

(2)      Assumes that the underwriters do not exercise any portion of their over-allotment option.

(3)      Based on an assumed initial public offering price of $[•] per Class A Ordinary Share, the midpoint of the price range of the estimated initial public offering price shown on the cover page of this prospectus.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[•], exclusive of the underwriting discounts. See “Underwriting” for additional disclosure regarding underwriting compensation payable by us.

The underwriters are selling [•] Class A Ordinary Shares (or [•] Class A Ordinary Shares if the underwriters exercise their over-allotment option in full) in this offering on a firm commitment basis.

We have granted the underwriters an option, exercisable for forty-five (45) days following the closing date of this offering, to purchase up to an additional fifteen percent (15.0%) of the Class A Ordinary Shares offered in this offering on the same terms to cover over-allotments.

The underwriters expect to deliver the Class A Ordinary Shares against payment in U.S. dollars to purchasers on or about [•], 2026.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Maxim Group LLC

Prospectus dated [•], 2026

i

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

We are incorporated in the Cayman Islands, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For investors outside the United States:    We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities described herein and the distribution of this prospectus outside the United States.

Market and Industry Data

This prospectus contains market and industry data, forecasts, and other statistical information that has been derived from an industry report dated November 14, 2025 which we commissioned and which was prepared by Frost & Sullivan, an independent market research firm. We refer to this report as the “Frost & Sullivan Report” in this prospectus. Unless otherwise indicated, all information and data presented in the “Industry Overview” section is derived from the Frost & Sullivan Report. Certain information, statements, and estimates in this prospectus, particularly those that are not attributed to the Frost & Sullivan Report, are based on our own internal research, management’s estimates, and our knowledge of the industry. These management estimates are derived from publicly available information and our assumptions based on such information and our knowledge of our industry, which we believe to be reasonable.

We believe that the information from the Frost & Sullivan Report is reliable, but we have not independently verified the accuracy or completeness of such information or the assumptions underlying such information. Similarly, while we believe our internal company research and estimates are reliable, they have not been verified by any independent source. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section of this prospectus. These and other factors could cause results to differ materially from our assumptions and estimates or those expressed in the Frost & Sullivan Report.

Presentation of Financial and Other Information

Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tales may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. Our reporting currency is the U.S. dollar, although substantially all of our income and expenses are denominated in Hong Kong Dollar (“HK$”). Translations of amounts in the balance sheets from HK$ into $ as of June 30, 2024 and 2025, were calculated at the noon buying rate of $1 = HK$7.8083 and $1 = HK$7.8499, respectively. The translations of amounts in the statements of operations and comprehensive income, statements of changes in shareholders’ equity and statements of cash flows from HK$ into $ for the year ended June 30, 2024 and 2025, were calculated at the average noon buying rate of $1

ii

= HK$7.8190 and $1 = HK$7.7893, respectively, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into $ at such rate or at any other rate.

Conventions that Apply to this Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

•        “BVI” refers to the British Virgin Islands;

•        “Hyperides BVI” refers to HYPERIDES (BVI) LTD, a business company incorporated in British Virgin Islands (“BVI”) and with limited liability and a wholly-owned subsidiary of Hyperides;

•        “Hyperides HK” refers to Hyperides Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Hyperides;

•        “China” or “PRC” refers to the People’s Republic of China, and for the purpose of this prospectus, includes the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but excludes Taiwan, unless the context requires otherwise;

•        “CAGR” refers to compound annual growth rate;

•        “Class A Ordinary Shares” or “Shares” refers to our Class A ordinary shares, par value $0.00001 per share;

•        “Class B Ordinary Shares” refers to our Class B ordinary shares, par value $0.00001 per share, which shall each carry twenty (20) votes;

•        “Company,” “Hyperides,” “we,” “us,” “our” or “our Company” refers to HYPERIDES HOLDINGS LTD, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act;

•        “Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended, supplemented or modified from time to time;

•        “Group,” or “our Group” refers to our Company and its subsidiaries, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors;

•        “Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•        “mainland China” are to the People’s Republic of China excluding Taiwan, the Hong Kong Special Administrative Region, and the Macau Administrative Region;

•        “our Ordinary Shares” or “Ordinary Shares” refer to our Class A Ordinary Shares and Class B Ordinary Shares, together;

•        “PRC law” or “laws of the PRC” are to such laws and regulations of mainland China, for the purpose of this prospectus only;

•        “SEC” or “Securities and Exchange Commission” refers to the United States Securities and Exchange Commission;

•        “Securities Act” refers to the U.S. Securities Act of 1933, as amended, supplemented or modified from time to time;

•        “US$,” “$,” “USD” or “U.S. dollar” refers to United States dollar(s), the lawful currency of the U.S.; and

•        “U.S.” or “United States” refers to the United States of America.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Shares, discussed under “Risk Factors,” before deciding whether to buy our Shares.

Overview

We are a growing IT solutions provider through Hyperides Limited headquartered in Hong Kong, offering comprehensive business-to-business IT services to enterprises across multiple industries. According to Frost & Sullivan, the IT solutions market in Hong Kong is projected to grow from HK$92.2 billion (approximately $11.8 billion) in 2024 to HK$129.8 billion (approximately $16.6 billion) in 2029, representing a CAGR of 7.2%, driven by accelerated digital transformation, evolving regulatory requirements, and increasing demand for outsourced managed services. In line with these market dynamics, enterprises are increasingly engaging IT service providers to design, implement and maintain scalable infrastructure, migrate workloads to cloud environments, and enhance cybersecurity resilience. The total revenue of Hyperides Limited increased by 13.1% from approximately $7.3 million in the fiscal year ended June 30, 2024 to approximately $8.3 million in the fiscal year ended June 30, 2025. The net income of Hyperides Limited for the same periods increased by 63.1% from approximately $0.6 million to approximately $0.9 million, representing stronger project execution and improved cost efficiency.

Competitive Advantages

We believe the following key competitive advantages are crucial to our success and future growth.

•        Comprehensive and integrated solutions offerings

•        Vendor Relationships and Access to Technology Platforms

•        Established customer base with strong relationships

•        Experienced management team with deep technical background and visionary market insight

Business Strategies

We focus our business strategies on the following:

•        Invest in technology and infrastructure

•        Expand regional presence and grow customer base concurrently

•        Broaden market reach and strengthen brand awareness

•        Leverage vendor relationships for development

•        Expand human capital and technical expertise

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus and immediately upon completion of this offering, assuming the underwriters’ over-allotment option is not exercised.

Corporate Information

Our executive office is located at Office B2 on 9th Floor, MG Tower, No. 133 Hoi Bun Road, Kowloon, Hong Kong and our phone number is (852) 2157 9750. Our registered office is located at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. We maintain a corporate website at www.ir.hyperides.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. We have appointed [•], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Summary of Risk Factors

Investing in our Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

•        An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations of our business.

•        Our dependence on repeat business rather than long-term contracts exposes us to revenue volatility and uncertainty.

•        We rely on a limited number of suppliers, and any interruption, deterioration, or loss of these relationships could materially disrupt our business.

•        We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenues and could harm our business.

•        Intense competition in the IT solutions service industry in which we operate in each of our markets could negatively affect our ability to attain or increase profitability.

•        Evolving data privacy and cybersecurity regulations could increase our compliance burden even though we do not retain client data.

•        Our financial condition and results of operations could be adversely affected if we are unable to successfully manage our growth.

•        We may face challenges in scaling our operations to support growth, which could adversely affect our performance.

•        Our ability to attract, retain, and develop skilled technical personnel is critical to our success, and shortages or turnover could adversely impact our business.

Risks Related to Doing Business in Hong Kong

•        All of Hyperides’ operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Hyperides’ Class A Ordinary Shares. The government of mainland China may also intervene or impose restrictions on Hyperides’ ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

•        The PRC legal systems are evolving and embody uncertainties which could limit the legal protections available to us. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

•        The Company may rely on dividends and other distributions on equity paid by our operating subsidiary to fund its cash and financing requirements it may have, and our operating subsidiary may rely on capital injections or transfers from the Company in relation to the same. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our operating subsidiary to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund relevant operations or capital requirements which may have a material and adverse effect on our business.

•        The enactment of the Hong Kong National Security Law could impact our Hong Kong subsidiary.

•        There are political risks associated with conducting business in Hong Kong.

Risks Related to Ownership of Our Securities and this Offering

•        An active trading market for our Shares may not develop and the trading price for our Shares may fluctuate significantly.

•        The market price of our Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your Shares at or above the public offering price.

•        Assuming our Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future.

•        Our Class A Ordinary Shares may be delisted or prohibited from being traded under the HFCAA if the PCAOB were unable to fully inspect our auditor. The delisting or the cessation of trading of our Class A Ordinary Shares, or the threat of them being delisted or prohibited from being traded, may materially and adversely affect the value and/or liquidity of your investment. Additionally, if the PCAOB were unable to conduct full inspections of our auditor, it would deprive our investors with the benefits of such inspections.

•        The dual class structure of our Ordinary Shares will have the effect of concentrating voting control, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

•        Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

•        There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A Ordinary Shares.

•        A proposed Nasdaq rule change, if approved, could impose a minimum offering size requirement that we may not meet, which would prevent the listing of our securities on the Nasdaq Capital Market.

Risks Related to Our Corporate Structure

•        We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

•        Our management team has limited experience managing a public company listed in the U.S.

•        Judgments obtained against us by our shareholders may not be enforceable.

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

•        Provisions in our governance documents may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our Shares and could entrench management.

Implications of Being an “Emerging Growth Company”

As a Company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth Company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth Company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth Company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth Company. We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

The JOBS Act provides that we would cease to be an “emerging growth Company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public Company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The Nasdaq Stock Market LLC (“Nasdaq”) Listing Rules provide that a foreign private issuer may follow the practices of its home country, which for us is the Cayman Islands, rather than the rules of Nasdaq as to certain corporate governance requirements, including the requirement that the issuer have a majority of independent directors, the audit committee, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules is required to disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. Although we do not currently intend to take advantage of these exceptions to the Nasdaq corporate governance rules, we may in the future take advantage of one or more of these exemptions. See “Risk Factors — Risks Related to Our Corporate Structure — As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters that differ significantly from corporate governance requirements of Nasdaq. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance requirements of Nasdaq.”

Implications of Being a Controlled Company

Upon the completion of this offering, our founder, chief executive officer and chairman of the board of directors, Mr. Wai Hung Lee, will beneficially own approximately [•]% of our total issued and outstanding Class A Ordinary Shares (each with one vote), and [•]% of our total issued and outstanding Class B Ordinary Shares (each with twenty (20) votes), representing approximately [•]% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional Shares, [•]% of our total voting power, assuming that the option to purchase additional Shares is exercised by the underwriters in full. We will be a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Wai Hung Lee will hold more than 50% of the voting power. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

At this time, we do not intend to rely on these exemptions to corporate governance requirements as a controlled company. However, we may elect to do so in the future. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Principal Shareholders” and “Management — Controlled Company Exemption.”

Transfers of Cash between Hyperides and Our Operating Subsidiary

As we own the whole equity of our Hong Kong operating subsidiary directly through Hyperides BVI, we currently do not have centralized cash management policies that dictate how funds are transferred between Hyperides and its subsidiaries, or to its shareholders. Cash is transferred within our Group based on operational needs. In general, the flow of funds may occur in the following manner: (i) funds may be transferred from the Company to our Hong Kong operating subsidiary, Hyperides HK; and (ii) dividends or other distributions, if any, may be paid by our Hong Kong operating subsidiary. As of the date of this prospectus, our Hong Kong operating subsidiary has not experienced any difficulties or limitations on its ability to transfer cash to us; nor does it maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. On March 31, 2025, our Hong Kong operating subsidiary declared a dividend of $1,784,499, which has been settled directly to Mr. Wai Hung Lee through his current account with the Company. No dividend was declared during the year ended June 30, 2024. In the future, cash proceeds raised from financing activities, including this offering, may be transferred by us to our Hong Kong operating subsidiary via capital contribution or shareholder loans, as the case may be. As of the date of this prospectus, no cash transfers, dividends or distributions have been made to U.S. investors by us or our operating subsidiary.

There could be limitations on our ability to transfer cash between Hyperides and its subsidiaries, and investors of our company. Historically, there was no cash transfer within our group to support business operations, including capital contributions and intercompany advances. In the future, cash proceeds from this offering may be transferred to our Hong Kong operating subsidiary through the aforementioned structure. There can be no assurance that the PRC laws and regulations will not restrict or prohibit the flow of cash in or out of Hong Kong. Any restrictions, prohibitions, or limitations by the PRC laws and regulations on the ability of the Company to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong. For additional information about the applicable regulations and rules relating to such cash transfers through our Group and the associated risks, see “Risk Factors — Risks Related to Doing Business in Hong Kong — The Company may rely on dividends and other distributions on equity paid by our operating subsidiary to fund its cash and financing requirements it may have, and our operating subsidiary may rely on capital injections or transfers from the Company in relation to the same. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our operating subsidiary to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund relevant operations or capital requirements which may have a material and adverse effect on our business.” on page 16 of this prospectus.

As of the date of this prospectus, in general, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital by corporations within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering, financing of terrorism and criminal activities. The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. Further, The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts (whether or not the funds are actually so used); or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The Company has complied with the AMLO and UNATMO as of the date of this prospectus, and therefore Hyperides HK is permitted under the respective laws of Hong Kong to provide funding to the Company through dividend distribution without restrictions on the amount of the funds and there are no restrictions on dividend transfers from Hong Kong to the Cayman Islands, except for the requirement that such distribution or transfer of dividend may only be made out of profits available for distribution.

The Company is permitted under the laws of the Cayman Islands and its memorandum and articles of association, as amended and/or restated from time to time, to provide funding to Hyperides HK (its indirect wholly owned subsidiary) through loans or capital contributions provided the Company is solvent and the directors are of the view that it is in the best interests and corporate benefit of the Company to provide such funding to Hyperides HK.

Implications of the Holding Foreign Companies Accountable Act

Our Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor. On May 20, 2020, the Senate passed the HFCAA prohibiting an issuer’s securities from being traded on a national exchange if the PCAOB is unable to inspect the issuer’s auditors for three consecutive years. Pursuant to the HFCAA, if the PCAOB is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the CSRC and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a HFCA Act determination report that vacated its December 16, 2021 determinations and removed mainland China and Hong Kong from the list of jurisdictions where it had been unable to completely inspect or investigate the registered public accounting firms. Our independent registered public accounting firm is Marcum Asia CPAs LLP, which is headquartered in the USA, and is subject to inspection by the PCAOB. We do not expect to be identified as a Commission-Identified Issuer under the HFCA Act as of the date of this prospectus. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA and Nasdaq or any other U.S. exchange on which our securities are listed may determine to delist our securities. For more details, see “Risk Factors — Risks Related to Doing Business in Hong Kong — Our Class A Ordinary Shares may be delisted or prohibited from being traded under the HFCAA if the PCAOB were unable to fully inspect our auditor. The delisting or the cessation of trading of our Class A Ordinary Shares, or the threat of them being delisted or prohibited from being traded, may materially and adversely affect the value and/or liquidity of your investment. Additionally, if the PCAOB were unable to conduct full inspections of our auditor, it would deprive our investors with the benefits of such inspections.”

THE OFFERING

Securities offered by us	[•] Class A Ordinary Shares, assuming the underwriters do not exercise their option to purchase additional Shares.
Over-allotment option

We have granted the underwriters an option, exercisable for forty-five (45) days from the closing date of this offering, to purchase up to an aggregate of fifteen percent (15.0%) additional Class A Ordinary Shares at the initial public offering price, less underwriting discounts.

Price per Share	We currently estimate that the initial public offering price will be in the range of $[•] to $[•] per share.
Ordinary Shares outstanding prior to completion of this offering	[•] Class A Ordinary Shares and [•] Class B Ordinary Shares. See “Description of Share Capital” for more information.
Ordinary Shares outstanding immediately after this offering

[•] Class A Ordinary Shares and [•] Class B Ordinary Shares assuming no exercise of the underwriters’ over-allotment option. [•] Class A Ordinary Shares and [•] Class B Ordinary Shares assuming full exercise of the underwriters’ over-allotment option.

Listing	We intend to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market.
Proposed Ticker symbol	HYRD
Transfer Agent	[•]
Use of proceeds

Based upon an assumed initial public offering price of $[•] per Share, which is the midpoint of the price range of the estimated initial public offering price set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[•] million if the underwriters do not exercise their over-allotment option, and $[•] million if the underwriters exercise their over-allotment option in full.

We intend to use the net proceeds from this offering as follows:

•   $[•], which is expected to be approximately 39% of the net proceeds for expanding our IT solutions and service capacity;

•   $[•], which is expected to be approximately 24% of the net proceeds for product development and technology upgrades;

•   $[•], which is expected to be approximately 22% of the net proceeds for market expansion and business development; and

•   $[•], which is expected to be approximately 15% of the net proceeds for strategic and working capital purposes.

See “Use of Proceeds” on page 36 for more information.

Lock-up

All of our directors, officers and the principal shareholders (5% or more shareholders) have agreed, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Shares or securities convertible into or exercisable or exchangeable for our Shares for a period of six (6) months after the closing date of this offering. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	The Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 11 for a discussion of factors to consider before deciding to invest in our Shares.
Controlled Company

Upon completion of this offering, we will be a “controlled company” under the corporate governance rules of Nasdaq. Following the completion of this offering, Mr. Wai Hung Lee will beneficially own approximately [•]% of our then-issued and outstanding Class A Ordinary Shares, as well as [•]% of our Class B Ordinary Shares, representing approximately [•]% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional Shares. As a result, we will remain a “controlled company” within the meaning of the corporate governance rules. See “Management — Controlled Company Exemption.”

The number of our Ordinary Shares to be outstanding after this offering is based on [•] Class A Ordinary Shares outstanding as of the date of this prospectus.

Unless otherwise indicated or unless the context otherwise requires, all information contained in this prospectus assumes or gives effect to:

•        no exercise by the underwriters of their option to purchase additional Class A Ordinary Shares in this offering;

•        the filing and effectiveness of our amended and restated memorandum and articles of association, which will be in effect immediately upon the consummation of this offering; and

•        an initial public offering price of $[•] per Share, which is the midpoint of the price range of the estimated initial public offering price set forth on the cover page of this prospectus.

RISK FACTORS

An investment in our Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the sections titled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus any prospectus supplement, any post-effective amendment or in any document incorporated by reference herein or therein are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. The following discussions should be read in conjunction with our financial statements and the notes to the financial statements included therein. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations of our business.

Factors such as business revenue, economic conditions, the volatility and strength of the capital markets, inflation, interest rate trends, supply chain disruptions, and public health emergencies can affect the demand for IT services and solutions. For example, in recent years, the global economic environment has been characterized by persistent inflation, rising interest rates, volatility in global financial markets, supply chain complications, and geopolitical uncertainty, including the war between Russia and Ukraine and conflict in the Middle East. These macroeconomic and geopolitical developments have negatively impacted corporate spending on technology projects, delayed capital investments, and increased uncertainty in enterprise procurement decisions, all of which could reduce demand for IT solutions.

The demand for IT infrastructure, cloud migration, and cybersecurity services generally rises when businesses are expanding and investing in efficiency, and falls when companies seek to reduce costs or delay new projects. As a result, an economic downturn that reduces corporate IT budgets, delays procurement cycles, or causes customers to cut discretionary technology spending could materially and adversely affect our business. Insolvencies and consolidations in customer industries could also reduce our client base or impair clients’ ability to pay, resulting in lower demand for our services. In addition, in a weaker economy, potential customers may choose to bring certain IT functions in-house rather than engage external solution providers like us, which could further reduce demand.

Furthermore, a portion of our operating expenses relates to employee compensation and vendor costs, which are sensitive to inflation. To maintain our ability to attract and retain qualified technical staff, rising inflation rates may require us to increase salaries and benefits beyond historical levels, which could increase our overall cost base. At the same time, vendors may raise hardware, software, and cloud service prices, further pressuring our margins. Consequently, a prolonged decline in economic activity or sustained inflationary pressures could materially and adversely affect our business, financial condition, and results of operations.

Our dependence on repeat business rather than long-term contracts exposes us to revenue volatility and uncertainty.

We do not typically enter into long-term service agreements with our customers. Instead, we rely on repeat business from existing clients and the initiation of new projects to generate revenue. While we have established enduring customer relationships across multiple industries, there can be no assurance that such clients will continue to engage us on future projects. Our customers may decide to bring IT services in-house, reduce spending due to budget constraints, or engage competing vendors. Because revenue from repeat clients is not contractually guaranteed, our financial results may fluctuate significantly from period to period depending on the timing and volume of new project awards.

This model creates a degree of revenue volatility, which may be exacerbated during periods of economic uncertainty or reduced IT spending. If we are unable to consistently secure repeat business or replace lapsed projects with new engagements, our financial performance and growth prospects could be materially and adversely affected.

We rely on a limited number of suppliers, and any interruption, deterioration, or loss of these relationships could materially disrupt our business.

Our services depend on hardware, software, and cloud-based products supplied by a relatively limited number of third-party vendors. For the fiscal year ended June 30, 2024, purchases from three suppliers that each accounted for more than 10% of total purchases collectively represented approximately 72.9% of the total purchases of Hyperides Limited. For the fiscal year ended June 30, 2025, purchases from four suppliers that each accounted for more than 10% collectively represented approximately 85.4% of the total purchases of Hyperides Limited. We do not maintain exclusive or long-term supply agreements; rather, our procurement is typically conducted on a case-by-case basis through quotations and invoices. As a result, we face the risk that vendors may unilaterally change terms, raise prices, or prioritize larger clients, which could reduce our profitability or impair our ability to deliver services on time. Furthermore, if one or more of our principal suppliers were to discontinue their relationship with us, we could be forced to source alternative products at higher cost or with less favorable terms, which could materially increase expenses and reduce margins.

Because our business model depends on timely, cost-effective access to high-quality vendor products, the loss or deterioration of vendor relationships could have a material adverse effect on our operations, financial condition, and prospects.

We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenues and could harm our business.

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive, and are likely to continue to receive for the foreseeable future, a significant portion of our revenues from a limited number of customers. For the fiscal years ended June 30, 2024 and 2025, top five customers collectively accounted for 68.7% and 67.2% of the total revenue of Hyperides Limited, respectively. Specifically, for the fiscal year ended June 30, 2024, Customer A, Customer B, Customer C, Customer E, and Customer F accounted for 11.0%, 13.0%, 11.5%, 11.9%, and 21.3% of the total revenues of Hyperides Limited, respectively; for the fiscal year ended June 30, 2025, Customer A, Customer B, Customer C, Customer D, and Customer E accounted for 16.0%, 14.1%, 13.5%, 11.9%, and 11.7% of the total revenues of Hyperides Limited, respectively. [As of the date of this prospectus, all the top five customers for the fiscal years 2024 and 2025 are independent third-party companies for our company]. [Note to Draft: Company please confirm]

This historical connection may introduce operational risks and potential vulnerabilities. The loss of one or more key customers, or a significant reduction in the services they procure from us, would directly reduce our revenues. Such a loss could occur due to various reasons, including their internal strategic shifts, financial difficulties, development of in-house capabilities, or dissatisfaction with our services. Our ability to diversify our client base and reduce reliance on any single client is crucial. If we fail to maintain existing customer relationships or develop successful relationships with a sufficient number of new customers, our business, financial condition, and results of operations would be materially and adversely harmed.

Intense competition in the IT solutions service industry in which we operate in each of our markets could negatively affect our ability to attain or increase profitability.

Our competitors mainly include large telecommunications and data center providers, multinational IT consulting and systems integration firms, and local specialist IT solution providers. The large IT solutions service providers may have greater resources than we do, in addition to their large market shares and economies of scale. Further concentration in the markets in which we operate may adversely affect our business, financial condition and results of operations.

The IT solutions market is highly competitive. Although this industry has relatively high entry barriers, including the need for technology know-how, vendor certifications, and long-term customer relationships, new entrants (particularly local niche providers) may emerge with lower cost structures or specialized offerings. Because many of the underlying technologies we deploy are commoditized or available to multiple vendors, differentiation is challenging. If competitors underprice or provide similar service breadth, we may be pressured on pricing, margin, or client retention. If competition intensifies, we may be required to reduce our pricing, increase spending on technology and personnel, or accept lower margins to maintain or grow our market position. Any such developments could materially and adversely affect our business, financial condition, results of operations, and growth prospects.

Evolving data privacy and cybersecurity regulations could increase our compliance burden even though we do not retain client data.

We generally do not retain or access client data after the completion of our projects, and our role is limited to designing and deploying IT infrastructure at customer sites. Accordingly, we do not operate as a managed data service provider and have limited direct exposure to the handling of personal information. Nevertheless, governments and regulatory authorities in Hong Kong and other jurisdictions continue to introduce and amend laws governing data privacy, cybersecurity, and cross-border data transfers, and certain aspects of these regulations may still apply to service providers like us. For example, regulators may require integrators and IT solution providers to certify that the infrastructure they deploy supports compliance with applicable privacy and security standards.

If the infrastructure we design and deploy were later determined not to meet applicable legal or regulatory requirements, we could be subject to contractual liability, customer claims, reputational harm, or increased compliance obligations. In addition, future regulations may expand the scope of responsibility for third-party IT service providers, requiring us to adopt additional security protocols, provide assurances to clients, or undergo audits and certifications. As a result, even though we do not retain or process personal data ourselves, evolving data privacy and cybersecurity regulations could increase our compliance costs, create potential liability exposure, and materially and adversely affect our operations, financial condition, and ability to compete effectively in the IT solutions industry.

Our financial condition and results of operations could be adversely affected if we are unable to successfully manage our growth.

Our future growth may place significant demands on our managerial, operational and capital resources. The expansion of our business activities exposes us to various challenges, including:

•        continuing to expand, train and retain our talents, while maintaining costs and productivity at optimal levels;

•        continuing to strengthen and expand our business relationships with large local third-party vendors;

•        recruiting, training and retaining management personnel with proper experience and knowledge; and

•        strengthening and expanding our risk management and information technology systems in relation to the IT solutions services that we provide.

We cannot assure you that we will manage our growth successfully. In particular, we may not be able to recruit, train and retain a sufficient number of qualified agents or other personnel, or replace agents and other personnel who have been terminated or have otherwise departed with sufficiently qualified and experienced replacements, to keep pace with the growth of our business.

Our ability to attract, retain, and develop skilled technical personnel is critical to our success, and shortages or turnover could adversely impact our business.

Our business model depends heavily on the expertise of our technical workforce, including engineers, project managers, and cybersecurity professionals. The demand for such personnel in Hong Kong is highly competitive, with many companies competing for the same limited pool of talents.

If we are unable to attract and retain qualified employees, we may struggle to deliver projects on time, maintain service quality, or pursue new business opportunities. High turnover, rising wage pressures, or insufficient training could further strain our operations and erode profitability. Because our workforce represents the foundation of our service quality, loss of key personnel or difficulties in hiring could limit our ability to scale our business.

Any failure to effectively recruit, train, and retain skilled personnel could materially and adversely affect our competitive position, growth prospects, and financial results.

We may face challenges in scaling our operations to support growth, which could adversely affect our performance.

As our customer base expands and projects become more complex, we will need to increase our operational capacity, including technical staff, project management resources, and quality assurance processes. If we fail to scale effectively, we may experience project delays, declining service quality, or cost overruns, which could damage our reputation and reduce profitability. Our inability to scale operations in line with business growth could materially and adversely affect our results of operations and long-term prospects.

Our lack of proprietary intellectual property may limit our competitive advantage and expose us to risks.

We do not currently develop proprietary software or hardware products, and our services rely heavily on third-party technologies. As a result, our ability to differentiate ourselves from competitors is limited. Because we depend on third-party intellectual property, we could be affected by licensing restrictions, unfavorable vendor terms, or intellectual property disputes. Our lack of proprietary intellectual property may limit our ability to establish long-term competitive advantages and could materially and adversely affect our business and growth prospects.

Risks Related to Doing Business in Hong Kong

All of Hyperides’ operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Hyperides’ Class A Ordinary Shares. The government of mainland China may also intervene or impose restrictions on Hyperides’ ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

We are not based in mainland China and do not have operations in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. For the fiscal years ended June 30, 2024 and 2025, we generated all our revenues from Hong Kong.

As advised by our PRC counsel, AllBright Law Offices (Fuzhou), as of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, (ii) we do not have any business operations in mainland China and (iii) we and our subsidiary possess personal information of less than one million individuals in the PRC (for the purpose of this subsection (iii), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we do not expect to be materially affected by recent statements by the government of mainland China indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. However, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to the implementation and interpretation of laws and regulations in mainland China.

Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, as the government of mainland China may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the government of mainland China to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in mainland China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention; and/or

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of Hyperides’ Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between Hyperides, the ultimate holding company, and Hyperides HK, the wholly-owned operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from Hyperides HK. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of Hyperides’ Class A Ordinary Shares, potentially rendering it worthless.

The PRC legal systems are evolving and embody uncertainties which could limit the legal protections available to us. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed were compromised, it could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

By contrast, mainland China’s legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Since 1979, the mainland China government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. In the meantime, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in mainland China. In particular, because these laws and regulations are relatively new and the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. Since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us.

As a result, we cannot predict the effect of future developments in PRC legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. We may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties could adversely affect our business that relates to China or PRC citizens.

The Company may rely on dividends and other distributions on equity paid by our operating subsidiary to fund its cash and financing requirements it may have, and our operating subsidiary may rely on capital injections or transfers from the Company in relation to the same. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our operating subsidiary to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund relevant operations or capital requirements which may have a material and adverse effect on our business.

We are a Cayman Islands holding company and, other than external financing, we rely principally on dividends and other distributions on equity from our Hong Kong operating subsidiary for cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur on a timely basis. Within our structure, funds from foreign investors can be directly transferred to our operating subsidiary by way of capital injection or in the form of a shareholder loan from the Company following this offering. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended and/or restated from time to time) to provide funding to our operating subsidiary incorporated in Hong Kong through loans and/or capital contributions. Our operating subsidiary is permitted under the laws of Hong Kong (which maintains a policy of free capital movement with no foreign exchange controls) to issue cash dividends to us without limitation on the size of such dividends, subject to the requirement that such distribution of dividends may only be made out of its profits available for distribution; however, to the extent that cash is in our operating subsidiary, if any future laws or regulations of the PRC or Hong Kong impose restrictions and limitations on the ability of our operating subsidiary to transfer cash, the funds may not be available to fund our operations or for other uses outside of Hong Kong.

In addition, (i) if our operating subsidiary incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends; and (ii) the ability to transfer funds and capital may be subject to, inter alia, compliance with applicable anti-money laundering and counter-terrorist financing obligations, sanctions law and other requirements, the interpretation, implementation and enforcement of which may be complicated by geopolitical tensions and exposures of financial intermediaries involved. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our operating subsidiary to transfer cash or assets may result in these funds or assets not being available to fund relevant operations or capital requirements, which may materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to the businesses, pay dividends or otherwise fund and conduct our business.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign or overseas force to endanger national security — and their corresponding penalties. On July 14, 2020, the then U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current HKSAR chief executives Carrie Lam and John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of Hyperides’ Class A Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder Hyperides’ ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

There are political risks associated with conducting business in Hong Kong.

Substantially all our operations are based in Hong Kong. Accordingly, our business operations and financial condition will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information included in this prospectus, we derive substantially all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Under the Basic Law of the Hong Kong Special Administrative Region of PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers

Hong Kong to have significant autonomy from China and President Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, mainland China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including Hyperides, and the market price of Hyperides’ Class A Ordinary Shares could be adversely affected.

There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to list additional Hyperides’ securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that Hyperides will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six regulatory agencies of mainland China in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China-based companies and controlled by mainland China-based companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator, or a “CIIO”, in the course of its operations in mainland China must be stored in mainland China, and if a CIIO purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. On November 14, 2021, CAC published the Regulations on the Network Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Furthermore, on September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Management (the “Network Data Regulation”), which became effective on January 1, 2025, which requires cyber data processors engaging in data processing activities that affect or may affect national security to file a cybersecurity review with the Office of Cybersecurity Review.

Currently we do not expect the Review Measures or the Network Data Regulation to have an impact on the business and operations of Hyperides’ Hong Kong subsidiary, Hyperides HK, or this offering, because (i) our Hong Kong subsidiary is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China; (ii) as of the date of this prospectus, Hyperides HK has not collected and stored personal information of any individual customers of mainland China and possesses personal information of less than one million individuals in the PRC (for the purpose of this subsection (ii), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC; and (iii) as of the date of this prospectus, Hyperides HK has not been informed by any governmental authority of mainland China of any requirement that it file for a cybersecurity review for the offering. Based on the foregoing and the advice of Hyperides’ PRC legal counsel, Allbright Law Offices (Fuzhou), as of the date of this prospectus, we believe our Hong Kong subsidiary is not required to pass the cybersecurity review of the CAC in order to list Hyperides’ Class A Ordinary Shares in the U.S. Nonetheless, if the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules before Hyperides’ listing that would require us to go through a cybersecurity review for this offering, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, reputational damage as well as legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

In addition, on February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of mainland China-based companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, mainland China-based companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

As advised by Hyperides’ PRC Counsel, Allbright Law Offices (Fuzhou), based on the facts that (i) we do not operate any entities in mainland China and the operating revenue, total profit, total assets or net assets as documented in Hyperides’ audited financial statements for the most recent fiscal year is accounted for by our Hong Kong subsidiary, Hyperides HK, located outside mainland China; (ii) we do not have any equity interest in any companies located in mainland China and vice versa; and (iii) we conduct a majority of our business and are headquartered in Hong Kong rather than in mainland China, and most of our senior management team are not PRC citizens or have their residence located outside mainland China, we believe that, our offering and listing is not an indirect overseas offering or listing under the Overseas Listing Trial Measures, and are currently not required to complete the filing procedure with the CSRC or to obtain regulatory approval from the CSRC. However, as the Overseas Listing Trial Measures were newly promulgated and there exists substantial uncertainty that the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company,” over which the CSRC may have substantial discretions. If we are required to complete the filing procedures with the CSRC in connection with this offering, we cannot assure you that we will be able to complete such filings in a timely manner, or at all, in the future. Any failure by us to comply with such filing could impact our operations materially and adversely, subject us to order to rectify, warnings and fines, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

As advised by Hyperides’ PRC counsel, Allbright Law Offices (Fuzhou), as of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, (ii) we do not have any business operations in mainland China, and (iii) we possess personal information of less than one million individuals in the PRC (for the purpose of this subsection (iii), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we believe, we are currently not required to obtain any permission or approval from the CAC, or other governmental authorities of mainland China to operate our business or to list Hyperides’ securities on the U.S. exchanges and to issue securities to foreign investors, nor have we been denied of any permissions or approvals from the authorities of mainland China. Furthermore, P. Y. Cheung & Co. Solicitors, Hyperides’ Hong Kong counsel, has advised Hyperides that, as of the date of this prospectus, Hyperides is not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities and we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business and to the best of our knowledge, no license, permission or approval has been denied.

However, if we (i) do not receive or maintain such permission or approval, should the permission or approval be required in the future by the government of mainland China or Hong Kong, (ii) inadvertently conclude that such permission or approval is not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permission or approval in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and Hyperides’ ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

We are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on Hyperides HK’s daily business operations, Hyperides’ ability to accept foreign investments and the listing of Hyperides’ Class A Ordinary Shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like Hyperides, it may result in a material change in our operations and/or the value of the securities Hyperides is registering for sale or could significantly limit or completely hinder Hyperides’ ability to offer or continue to offer securities to investors and cause the value of Hyperides’ Class A Ordinary Shares to significantly decline or become worthless.

Rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing was released by CSRC and became effective. The government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder Hyperides’ ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of Hyperides’ Class A Ordinary Shares to significantly decline or become worthless.

On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

We cannot guarantee that we will be able to obtain any approval or authorization from relevant secret protection regulator or other government authorities in a timely manner, or any such approval or authorization can be obtained at all if we are required to obtain any approval or authorization. Failure to obtain the necessary approvals or complete the required filings in a timely manner may result in the failure to complete the listing or subject us to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position and operations.

In addition, the Archives Rules take into account the international practice of cross-border audit regulatory co-operation and requires that “on-site inspections should be conducted mainly by CSRC and Chinese regulators, or rely on the inspection results of Chinese regulators” stated in the Regulations on Enhancing Confidentiality and File Management in Relation to Overseas Securities Issuance and Listing published in 2009. The Archives Rules make it clear that the CSRC or Chinese regulators shall provide necessary support through multilateral or bilateral cooperation mechanism for cross-border investigation and examination carried out by overseas securities administrative authorities and regulators on mainland China enterprises seeking overseas listings and security brokers or security service providers providing securities services for such domestic enterprises in respect of their activities relating to such overseas issuance and listings. However, there is no existing tried-and-proved mechanisms for cross-border regulatory cooperation, and it is difficult to carry out shareholder claims or regulatory investigations in mainland China similar to those in the United States, due to various legal and practical problems.

Although we do not believe that we are currently prohibited from providing its accounting records to our auditor or that we or our auditor would be required to go through any prescribed procedures for approval under current laws and regulations of mainland China, we may be subject to additional compliance requirements in the future. Since the Archive Rules are newly promulgated, and the interpretation and implementation are not very clear, we cannot assure you that we will be able to receive clearance of such regulatory requirements in a timely manner, or at all, in the future. If the CSRC, the state secret protection regulator or any other relevant government regulator require that we obtain approval or complete relevant procedure prior to the completion of this offering, the offering will be delayed until we have obtained such approval or completed such procedure. There is also the possibility that we may not be able to obtain or maintain such approval, complete such procedure or that we inadvertently concluded that such approval or procedure was not required. If prior approval or procedure was required while we inadvertently concluded that such approval or procedure was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain such approval or procedure in the future, we may face regulatory actions or other sanctions from the CSRC or other regulatory authorities of mainland China. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder Hyperides’ ability to offer or continue to offer the Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Hyperides or its management named in the prospectus based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of Hyperides’ directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Hyperides or its management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the British Virgin Islands and Hong Kong, see “Enforceability of Civil Liabilities” beginning on page 34 of this prospectus.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to $1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to Ownership of Our Securities and this Offering

An active trading market for our Class A Ordinary Shares may not develop and the trading price for our Class A Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class A Ordinary Shares will develop. If an active public market for our Class A Ordinary Shares does not develop following the completion of this offering, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected. The public offering price for our securities in this offering was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our Class A Ordinary Shares after this offering will not decline below the public offering price. As a result, investors in our securities may experience a significant decrease in the value of their Shares.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your Class A Ordinary Shares at or above the public offering price.

The public offering price for our Class A Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Class A Ordinary Shares following our public offering. If you purchase our Shares in our public offering, you may not be able to resell those Shares at or above the public offering price. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us or our major suppliers; and

•        other events or factors, including those resulting from war or incidents of terrorism, pandemics, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of the Shares. This low volume of trades could also cause the price of the Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the Shares. As a result of this volatility, investors may experience losses on their investment in the Shares. A decline in the market price of the Shares also could adversely affect our ability to sell additional Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the Shares will develop or be sustained. If an active market does not develop, holders of the Shares may be unable to readily sell the Shares they hold or may not be able to sell their Shares at all.

In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Assuming our Class A Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future.

Assuming our Class A Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Class A Ordinary Shares;

•        reduced liquidity for our Class A Ordinary Shares;

•        a determination that our Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our securities develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly listed company, we may be slow to attract research coverage and the analysts who publish information about our securities will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Techniques employed by short sellers may drive down the market price of the Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Our Class A Ordinary Shares may be delisted or prohibited from being traded under the HFCAA if the PCAOB were unable to fully inspect our auditor. The delisting or the cessation of trading of our Class A Ordinary Shares, or the threat of them being delisted or prohibited from being traded, may materially and adversely affect the value and/or liquidity of your investment. Additionally, if the PCAOB were unable to conduct full inspections of our auditor, it would deprive our investors with the benefits of such inspections.

The HFCAA was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that has issued the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Under current practice and PRC law, the PCAOB is currently able to inspect the audit work and practices of PCAOB-registered firms in PRC. Our auditor is headquartered in New York City. The lack of inspection could cause trading in your securities to be prohibited under the HFCAA and as a result Nasdaq may determine to delist your Shares.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Act. We would be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

In May 2021, the PCAOB issued a proposed rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act, for public comment. The proposed rule is related to the PCAOB’s responsibilities under the HFCAA, which, according to the PCAOB, would establish a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB on September 22, 2021 and approved by the SEC on November 5, 2021. On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if passed by the U.S. House of Representatives and signed into law, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

In December 2021, the SEC adopted rules to implement the HFCAA and pursuant to the HFCAA, the PCAOB issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in PRC or Hong Kong.

On December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

If for whatever reason the PCAOB is unable to conduct full inspections of our auditor, such uncertainty could cause the market price of our Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded. If our securities were unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Shares.

The inability of the PCAOB to conduct full inspections of auditors would make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Although the audit report included in this prospectus is prepared by an auditor who is currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. As a result, we do not believe the HFCAA and related regulations will affect our company. If, however, our independent registered public accounting firm, or its affiliates, were denied, even temporarily, the ability to practice before the SEC and PCAOB, and it were determined that our financial statements or audit reports are not in compliance with the requirements of the U.S. Exchange Act, we could be at risk of delisting or become subject to other penalties that would adversely affect our ability to remain listed on Nasdaq.

We are a holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiary. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiary is a separate legal entity, and although it is indirectly wholly owned and controlled by us, it has no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

The dual class structure of our Ordinary Shares will have the effect of concentrating voting control, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Upon the completion of this offering, our Class B Ordinary Shares have twenty (20) votes per share, and our Class A Ordinary Shares, which are the shares we are offering in this offering, have one vote per share. Following this offering, Mr. Wai Hung Lee, as beneficial holder of all our outstanding Class B Ordinary Shares, will hold approximately [•]% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional Shares, or approximately [•]% of our total voting power, assuming that the option to purchase additional Shares is exercised by the underwriters in full. Because of the twenty-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, the holders of our Class B Ordinary Shares collectively will continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. Holders of Class B Ordinary Shares may have interests that conflict with or are different than the interests of other stockholders.

Future transfers by holders of Class B Ordinary Shares will generally result in those shares converting to Class A Ordinary Shares, subject to certain exceptions.

The sale or availability for sale of substantial amounts of our Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this prospectus, we have [•] Class A Ordinary Shares outstanding. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be [•] Shares outstanding immediately after this offering, assuming no exercise of the related over-allotment option. In connection with this offering, our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any Class A Ordinary Shares until six (6) months after the closing date of this offering without the prior written consent of the representative, subject to certain exceptions. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Shares will likely depend entirely upon any future price appreciation of our Shares. There is no guarantee that our Shares will appreciate in value in the future or even maintain the price at which you purchased our Shares. You may not realize a return on your investment in our Shares and you may even lose your entire investment.

Because our public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Class A Ordinary Shares in this offering, you will pay more for each Class A Ordinary Shares than the corresponding amount paid by existing shareholders for their Class A Ordinary Shares. If you purchase Class A Ordinary Shares in this offering at a public offering price of $[•] per share, you will suffer immediate and substantial dilution of approximately $[•] per share in the net tangible book value of the Class A Ordinary Shares, assuming no exercise of the over-allotment option. See “Dilution” for a more complete description of how the value of your investment in our Shares will be diluted upon the completion of this offering.

We will have broad discretion in the use of proceeds of this offering.

We currently intend to use the net proceeds from this offering as follows: approximately 39% of the net proceeds for expanding our IT solutions and service capacity, approximately 24% of the net proceeds for product development and technology upgrades, approximately 22% of the net proceeds for market expansion and business development, and approximately 15% of the net proceeds for strategic and working capital purposes. Our management will have broad discretion over the use and investment of the net proceeds of this offering within and also potentially among those categories. Accordingly, investors in this offering have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

We have not determined a specific use for a portion of the net proceeds of this offering now earmarked for general working capital purposes, and our management will have considerable discretion in deciding how to apply these proceeds, including for any of the purposes described in the section titled “Use of Proceeds”. Because of the number and variability of factors that will determine our full use of our net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. This creates uncertainty for our shareholders and could adversely affect our Company’s business, prospects, financial condition and results of operations. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

A proposed Nasdaq rule change, if approved, could impose a minimum offering size requirement that we may not meet, which would prevent the listing of our securities on the Nasdaq Capital Market.

On September 4, 2025, Nasdaq filed a proposed rule change with the SEC that would, among other things, require companies with principal operations in PRC, including Hong Kong and Macau, to have a minimum public offering size of at least $25 million for initial listing. Our operations are conducted in Hong Kong through our wholly owned subsidiary, Hyperides Limited. Consequently, we would be subject to this requirement if the proposed rule is adopted by the SEC. Based on our plan to offer an aggregate of [•] Shares at an assumed initial public offering price of US$[•] per Share (the midpoint of the price range set forth on the cover page of this prospectus), the gross proceeds of this offering would be US$[•].

As of the date of this prospectus, this proposed rule has not been approved by the SEC, and there is no assurance that it will be adopted in its proposed form, or at all. If the rule is adopted as proposed and the gross proceeds from this offering are less than $25 million, we will fail to meet this initial listing standard, and our securities will not be approved for listing on the Nasdaq Capital Market. Furthermore, we believe this proposed rule change may be indicative of a broader trend of heightened regulatory scrutiny and stricter listing and compliance requirements by the SEC and U.S. stock exchanges for companies with principal operations in the PRC. Even if we are able to successfully list our securities on Nasdaq, we may face additional, more stringent criteria for continued listing or for conducting future offerings. Complying with any new regulations could require us to expend significant financial and management resources, diverting attention from our business operations. Any such events could have a material adverse effect on our business, financial condition, results of operations, and the market price of our securities.

Risks Related to Our Corporate Structure

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

Following this offering, we will be subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, will significantly increase our costs as well as the time that must be devoted to compliance matters. We expect that compliance with these laws, rules, regulations and standards will substantially increase our expenses, including our legal and accounting costs, and make some of our operating activities more time-consuming and costly. These new public company obligations also will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules, regulations and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Shares, fines, sanctions and other regulatory actions and potential civil litigation.

Our management team has limited experience managing a public company listed in the U.S.

Most members of our management team have not previously served as management of a publicly traded company on a U.S. stock exchange and may not have experience complying with the increasingly complex laws pertaining to such public companies. Our management team may not successfully or efficiently manage a public company that is subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws as well as the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business and financial performance.

Judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Ogier, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities”.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Provisions in our governance documents may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our Shares and could entrench management.

Our amended and restated memorandum and articles of association will contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. We may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability for us to issue additional shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for our Shares.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth Company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act. Also, to the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Shares to be less attractive as a result, there may be a less active trading market for our Shares and our share price may be more volatile.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempted from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

•        the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act and the rules thereunder.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Listing Rules.

As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters that differ significantly from corporate governance requirements of Nasdaq. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance requirements of Nasdaq.

As a company incorporated under the laws of the Cayman Islands that is listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands which is our home country, may differ significantly from corporate governance requirements of Nasdaq, including, but not limited to, board of directors independent requirements, director nomination procedures, compensation committee matters. We may follow our home country law instead of the Nasdaq Listing Rules that require us to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and acquisitions of the stock or assets of another Company. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the corporate governance requirements of Nasdaq applicable to U.S. domestic issuers. Although we do not currently intend to take advantage of these exceptions to the Nasdaq corporate governance rules, we may in the future take advantage of one or more of these exemptions.

We will be a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We will be a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Wai Hung Lee, our founder, chief executive officer and chairman of the board of directors, will beneficially own approximately [•]% of our then-issued and outstanding Class A Ordinary Shares and all of our then-issued and outstanding Class B Ordinary Shares, and will be able to exercise approximately [•]% of the total voting power of our issued and outstanding shares immediately after the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional Shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

At this time, we do not intend to rely on these exemptions to corporate governance requirements as a controlled company. However, we may elect to do so in the future. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Principal Shareholders” and “Management-Controlled Company Exemption.”

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A Ordinary Shares.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Certain Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. Prospective investors who are U.S. taxpayers should note that, if we are determined to be a PFIC for any taxable year, we do not currently intend to prepare or provide the information that would enable investors to make a qualified electing fund election which, if available, would result in different (and generally, less adverse) U.S. federal income tax consequences under the PFIC rules. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Shares may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after we have already become a publicly held company. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, when required, our new reporting obligations will likely place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

In connection with the audits of our financial statements as of and for the fiscal year ended June 30, 2024 and 2025, we identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The two material weaknesses identified related to (i) our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement period-end financial reporting policies and procedures for the preparation of our financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements, and (ii) our lack of an internal audit function to establish formal risk assessment process and internal control framework.

We are in the process of implementing a number of measures to address this material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s financial statements and related disclosures.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify additional weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment when required, we could suffer material misstatements in our financial statements and fail to meet our new reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

•        current and future economic and political conditions;

•        our ability to execute our growth, and expansion, including our ability to meet our goals;

•        the expected growth of the IT solutions service industry in Hong Kong;

•        our dependence on the development, update, upgrade and innovations of IT solutions and technologies on a timely basis;

•        the Chinese government’s potential intervention or influence over our current and future operations in the PRC;

•        the effect of the underwriters’ stabilization activity or the exercise by the underwriters of their over-allotment option;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to attract consumers and further enhance our brand recognition;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        changes related to the laws and regulations of the PRC;

•        trends and competition in our industry;

•        as a foreign private issuer, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;

•        as a controlled company, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, and you may not have the same protections afforded to shareholders of companies that are subject to such corporate governance requirements; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted Company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed [•] as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Cayman Islands

We have been advised by Ogier, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would:

•        recognize or enforce judgments of courts of the United States against us or our directors or officers predicated upon the civil liability provisions of securities laws of the United States or any state in the United States; and

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)    is given by a foreign court of competent jurisdiction;

(b)    imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)    is final and conclusive;

(d)    is not in respect of taxes, a fine or a penalty;

(e)    was not obtained by fraud; and

(f)     is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. As the courts of the Cayman Islands have yet to rule on making such a determination, it is uncertain whether such civil liability judgments from United States courts would be enforceable in the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Hong Kong

All of Hyperides’ assets are located in Hong Kong. In addition, all of Hyperides’ directors and officers are nationals or residents of Hong Kong. As a result, it may be difficult for investors to effect service of process within the United States upon Hyperides or these persons, or to enforce against Hyperides or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Hyperides has appointed [•] as its agent to receive service of process upon whom process may be served in any action brought against us under the securities laws of the United States.

P. Y. Cheung & Co. Solicitors, Hyperides’ Hong Kong counsel, have advised Hyperides that there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of United States courts obtained against Hyperides or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against Hyperides or its directors or officers predicated upon the securities laws of the United States or any state in the United States.

P. Y. Cheung & Co. Solicitors has further advised Hyperides that foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of the United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[•] per Class A Ordinary Share, which is the midpoint of the price range of the estimated initial public offering price set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[•] million if the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, we estimate that we will receive additional net proceeds of approximately $[•] million, which we intend to allocate proportionally to the purposes described below.

The principal purposes of this offering are to create a public market for our Shares, facilitate access to the public equity markets, increase our visibility in the marketplace, as well as to obtain additional capital. We intend to use the net proceeds from this offering as follows:

•        $[•] million, which is expected to be approximately 39% of the net proceeds for expanding our IT solutions and service capacity, including recruiting additional engineers and technical professionals, establishing a dedicated remote support and helpdesk center, and upgrading our system integration and testing facilities to enhance project delivery efficiency;

•        $[•] million, which is expected to be approximately 24% of the net proceeds for product development and technology upgrades, including enhancement of our IT frameworks, cybersecurity tools, and automation solutions. We intend to invest in advanced software and AI-driven monitoring platforms to strengthen our R&D capability and improve service reliability for cross-border clients operating in Hong Kong and the Asia-Pacific region;

•        $[•], which is expected to be approximately 22% of the net proceeds for market expansion and business development, focusing on customer acquisition and strategic partnerships in Mainland China, Macau, and Southeast Asia. This includes marketing programs, participation in industry exhibitions, digital marketing campaigns, and partnership development with global hardware, software, and cloud service providers; and

•        $[•], which is expected to be approximately 15% of the net proceeds for strategic and working capital purposes, including selective minority investment or partnerships that can complement our service offerings, strengthen our market entry capability in new regions, and support our day-to-day operations, administrative expenses, and overall liquidity position.

We currently expect to deploy a substantial portion of the net proceeds for the foregoing purposes over the next 12 months, with certain regional expansion initiatives implemented on a phased basis over the following 12 to 24 months; however, the timing of such expenditures may vary depending on market conditions and business needs.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. The amount and timing of our actual expenditures will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our management will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to Ownership of our Securities and This Offering — We will have broad discretion in the use of proceeds of this offering.”

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments. To the extent that our actual net proceeds are not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis unless and until we can raise the balance of the funds required through equity or debt financing to fully fund our proposed uses above.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[•] per share (which is the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and estimated offering expenses payable by us, by approximately $[•], assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of Class A Ordinary Shares we are offering. An increase (decrease) of 100,000 in the number of Class A Ordinary Shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and estimated offering expenses payable by us, by approximately $[•], assuming the initial public offering price stays the same. We do not expect that a change in the offering price or the number of Class A Ordinary Shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our Shares, except for our Hong Kong operating subsidiary, Hyperides HK, declared a dividend of $1.78 million, which has been through a non-cash offset against the outstanding balance in the Company’s current account with Mr. Wai Hung Lee on June 30, 2025. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our HK subsidiary for our cash requirements, including any payment of dividends to our shareholders.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our amended and restated memorandum and articles of association, our Company in general meeting may declare dividends in accordance with the respective rights of the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our amended and restated memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2025:

•        on an actual basis;

•        on a pro forma basis, to reflect the Reorganization completed on September 30, 2025, including the issuance of 15,000,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares on September 30, 2025; and

•        on a pro forma as adjusted basis to reflect the issuance and sale of the Shares by us in this offering at the assumed initial public offering price of $[•] per share, which is the midpoint of the price range of the estimated initial public offering price set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, and the estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this capitalization table in conjunction with “Use of Proceeds”, “Selected Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2025
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	$	$	$
Shareholders’ Equity:
Class A Ordinary Shares (par value $0.00001 each; 4,000,000,000 shares authorized, no shares issued and outstanding on an actual basis; 15,000,000 shares issued, and outstanding on a pro forma basis; and [•] shares authorized and [•] issued, and outstanding on a pro forma as adjusted basis as of June 30, 2025)	—	150	[•]
Class B Ordinary Shares (par value of $0.00001 each;1,000,000,000 shares authorized, no shares issued and outstanding on an actual basis; 15,000,000 shares issued, and outstanding on a pro forma basis; and [•] shares authorized and [•] issued, and outstanding on a pro forma as adjusted basis as of June 30, 2025)	—	150	[•]
Subscription receivable	—	(300)
Retained earnings	323,238	323,238	323,238
Accumulated other comprehensive loss	3,569	3,569	3,569
Total Shareholders’ Equity	326,807	326,807	326,807
Bank borrowings	2,646,961	2,646,961	2,646,961
Total Capitalization	2,973,768	2,973,768	2,973,768

____________

(1)      Reflects the sale of Class A Ordinary Shares in this offering at an assumed initial public offering price of $[•] per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us, and assuming the underwriters’ over-allotment option is not exercised. The pro forma as adjusted information is illustrative only and will be updated to reflect the actual initial public offering price and other terms determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive after deducting the underwriting discounts and estimated offering expenses payable by us.

We estimate that such net proceeds will be approximately $[•], assuming the underwriters do not exercise their over-allotment option. The estimated net proceeds of $[•] are calculated as follows: $[•] gross offering proceeds, less underwriting discounts of $[•], underwriter non-accountable expense allowance of $[•] and accountable expense of $[•], and other estimated offering expenses of $[•].

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per Class A Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[•], assuming the number of Class A Ordinary Shares offered by us without over-allotment option, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, and estimated expenses payable by us. Similarly, each increase (decrease) of 100,000 Class A Ordinary Shares offered by us would increase (decrease) additional paid-in capital, total shareholders’ equity and total capitalization on a pro forma as adjusted, basis by approximately $[•], assuming the assumed initial public offering price of $[•] per share (which is the midpoint of the range set forth on the cover page of this prospectus) remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted for each Class A Ordinary Share you purchase to the extent of the difference between the initial public offering price per share and our net tangible book value per share after this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the net tangible book value per share attributable to the existing shareholders for our presently outstanding Shares.

Our net tangible book value as of June 30, 2025 was $326,807, or $0.011 per Share (based on 30,000,000 Class A and Class B shares issued and outstanding after reorganization). Net tangible book value represents the amount of our total combined tangible assets, less the amount of our total combined liabilities. Dilution is determined by subtracting the net tangible book value per share (as adjusted for this offering) from the initial public offering price per share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

After giving effect to our sale of [•] Class A Ordinary Shares offered in this offering based on an assumed initial public offering price of $[•] per share, which is the midpoint of the price range of the estimated initial public offering price set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, and assuming the underwriters’ over-allotment option is not exercised, our as adjusted net tangible book value as of June 30, 2025 would have been $[•], or $[•] per outstanding Class A Ordinary Share. This represents an immediate increase in net tangible book value of $[•] per share to the existing shareholders, and an immediate dilution in net tangible book value of $[•] per share to investors purchasing Class A Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over-Allotment Option		Full Exercise of Over-Allotment Option
Assumed initial public offering price per share	$
Net tangible book value per Class A Ordinary Share as of June 30, 2025		$0.011	0.011
Increase in net tangible book value per share attributable to payments by new investors	$
Pro forma net tangible book value per share immediately after this offering	$
Amount of dilution in net tangible book value per share to new investors in this offering	$

A $1.00 increase or decrease in the assumed initial public offering price of $[•] per share (which is the midpoint of the range set forth on the cover page of this prospectus), would increase or decrease our pro forma as adjusted net tangible book value per share as of June 30, 2025, after giving effect to this offering, by $[•] and increase or decrease dilution per share to new investors purchasing shares in this offering by $[•], assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, and assuming the underwriters’ over-allotment option is not exercised. We may also increase or decrease the number of Class A Ordinary Shares we are offering. An increase (decrease) of 100,000 in the number of Class A Ordinary Shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2025, after giving effect to this offering, by approximately $[•], or approximately $[•] per share, and would decrease (increase) dilution to investors in this offering by approximately $[•] per share, assuming the assumed initial public offering price per share remains the same, after deducting the estimated underwriting discount and estimated offering expenses payable by us, and assuming the underwriters’ over-allotment option is not exercised.

The following tables summarize, on a pro forma as adjusted basis as of June 30, 2025, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

Over-allotment option not exercised	Class A Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
	($)
Existing shareholder	15,000,000
New investors
Total

Over-allotment option exercised in full	Class A Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
	($)
Existing shareholder	15,000,000
New investors
Total

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at the pricing.

OUR HISTORY AND STRUCTURE

We commenced our operations through Hyperides Limited in 2017. HYPERIDES HOLDINGS LTD or Hyperides was incorporated in the Cayman Islands on August 6, 2025 under the Companies Act as an exempted company with limited liability. Upon incorporation, the Company’s authorized share capital was $50,000 divided into 400,000,000 Class A Ordinary Shares of par value of $0.0001 each and 100,000,000 Class B Ordinary Shares of par value of $0.0001 each.

On September 30, 2025, Hyperides subdivided all of its shares in its authorized share capital (both issued and unissued shares) at a ratio of 1:10.

As of date of this prospectus, our authorized share capital is $50,000 divided into 4,000,000,000 Class A Ordinary Shares of par value of $0.00001 each and 1,000,000,000 Class B Ordinary Shares of par value of $0.00001 each.

Our primary operating entity in Hong Kong is Hyperides Limited, which was initially incorporated in November 2017.

In preparation for the initial public offering, our Group completed a reorganization (the “Reorganization”), which involved the following steps:

Incorporation of Structure

On August 6, 2025, Hyperides was incorporated under the laws of the Cayman Islands as an exempted company with limited liability. On the date of incorporation, the authorized share capital of the Company was $50,000 divided into (i) 400,000,000 Class A Ordinary Shares of par value $0.0001 each and (ii) 100,000,000 Class B Ordinary Shares of par value $0.0001 each. Upon incorporation, one Class A Share was allotted and issued as fully paid for $0.0001 to Ogier Global Subscriber (Cayman) Limited, the first subscriber. On August 23, 2025, the first subscriber transferred the one issued Class A Ordinary Share to Wai Hung Lee.

On August 26, 2025, HYPERIDES (BVI) LTD (“Hyperides BVI”) was incorporated in BVI, as a wholly owned subsidiary of Hyperides. It is authorized to issue a maximum of 50,000 ordinary shares with no par value of which one (1) share was allotted and issued to the Company as fully paid share on August 26, 2025 at a consideration of $1.00.

On July 28, 2025, GATEZINE LIMITED (“Gatezine”) was duly incorporated under the laws of the British Virgin Islands as a BVI business company limited by shares, and it is authorized to issue a maximum of 50,000 ordinary shares with no par value of which one (1) share was allotted and issued to Wai Hung Lee on July 28, 2025, as fully paid at a consideration of $1.00.

On September 30, 2025, Hyperides subdivided all of its shares in its authorized share capital (both issued and unissued shares) at a ratio of 1:10 such that the authorized share capital becomes $50,000 divided into (i) 4,000,000,000 Class A Ordinary Shares with a par value of $0.00001 each and (ii) 1,000,000,000 Class B Ordinary Shares with a par value of $0.00001 each. Following the above share subdivision, the one issued Class A Ordinary Share with par value $0.0001 held by Wai Hung Lee became 10 Class A Ordinary Shares with a par value of $0.00001 each.

On September 30, 2025, following the above share subdivision, Wai Hung Lee transferred all of his shareholding in Hyperides HK to Hyperides BVI, and as consideration, the Company being the parent holding company of Hyperides BVI, issued 15,000,000 Class A Ordinary Shares with a par value of $0.00001 each and 15,000,000 Class B Ordinary Shares with a par value of $0.00001 each to Gatezine. The 10 Class A Ordinary Shares held by Wai Hung Lee were surrendered and cancelled.

On October 29, 2025, Gatezine transferred some of its shares in Hyperides to other entities/person: (i) 1,500,000 Class A Ordinary Shares to LZG (BVI) LIMITED, (ii) 650,250 Class A Ordinary Shares to Zenttaline Limited, (iii) 650,250 Class A Ordinary Shares to Deeshine Limited, (iv) 739,500 Class A Ordinary Shares to DIRECT BILLION ENTERPRISE LIMITED, (v) 510,000 Class A Ordinary Shares to LEAP GROWTH INVESTMENTS LIMITED and (vi) 450,000 Class A Ordinary Shares to Cheng Hoe Tan.

Upon completion of the Restructuring, we are a holding company incorporated in the Cayman Islands and conduct our operations through our HK Subsidiary.

The following diagram illustrates our corporate structure as of the date of this prospectus and immediately upon completion of this offering, assuming the underwriters’ over-allotment option is not exercised.

____________

*        Before/After this offering, assuming no exercise of Representative’s over-allotment option.

(1)      Represents 10,500,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares held by Gatezine Limited, a British Virgin Islands company, which is 100% owned by Wai Hung Lee, our director, Chairman and Chief Executive Officer, as of the date of this prospectus.

(2)      Represents 1,500,000 Class A Ordinary Shares held by LZG (BVI) Limited, a British Virgin Islands company, which is 100% owned by Dongliang Tan, as of the date of this prospectus.

(3)      Represents 3,000,000 Class A Ordinary Shares held by five other shareholders, as of the date of this prospectus. None of the other shareholders are principal shareholders of the Company.

Corporate Information

Our principal executive office is located at Office B2 on 9th Floor, MG Tower, No. 133 Hoi Bun Road, Kowloon, Hong Kong and our phone number is (852) 2157 9750. Our registered office is located at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. We maintain a corporate website at www.ir.hyperides.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. We have appointed [•], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. This discussion and analysis is intended to provide a narrative explanation of our financial statements that enables investors to see our business through the eyes of management. All amounts included herein with respect to the fiscal years ended June 30, 2024 and June 30, 2025 are derived from our audited financial statements included elsewhere in this prospectus. Our financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Additionally, unless otherwise stated, the terms “Hyperides HK,” “the Company” , and “our Company” ,“we,” “us,” and “our” in the following discussion and analysis of our financial condition and results of operations refer to Hyperides Limited in this section.

OVERVIEW

HYPERIDES HOLDINGS LTD (“Hyperides”) was incorporated in the Cayman Islands as an investment holding company. The Company is principally engaged in the provision of IT solution and services in Hong Kong, including IT solution services, and maintenance and support services solutions, serving both local and international clients across various industries, including financial services, hospitality, retail and technology.

Our business operations are structured two primary service (i) IT solution services encompassing a broad range of capabilities tailored to support corporate clients in their digital transformation journey, including IT infrastructure services, cloud services, and cybersecurity services; and (ii) maintenance and support services that provide ongoing technical assistance, and system enhancements for clients following project completion. Revenue from IT solution services is recognized at a point in time upon project completion, while revenue from maintenance and support services is recognized over time in accordance with ASC 606 Revenue from Contracts with Customers.

Our business is predominantly project-based, with contract sizes and durations varying according to project scope, technology requirements, and client objectives. While some clients may engage us for subsequent projects, our revenue growth is primarily driven by the continued acquisition of new projects across different sectors rather than recurring service contracts. The recurring maintenance and support services complement our project-based operations by providing a stable, supplemental revenue stream that enhances margin visibility and customer retention.

We primarily generate our revenue from providing comprehensive IT solution services, complemented by maintenance and support services that contribute recurring income following project completion. Revenue increased by 13.5% from $7.3 million for the year ended June 30, 2024 (“FY2024”), to $8.3 million for the year ended June 30, 2025 (“FY2025”). Net income rose 63.7% from $0.6 million in FY2024 to $0.9 million in FY2025, primarily reflecting improved gross margins and disciplined cost management. We believe this performance highlights the scalability of our project-delivery model and our ability to execute efficiently across projects of varying size and complexity.

In FY2025, IT solution services accounted for approximately 97.6% ($8.1 million) of our total revenue, while maintenance and support services contributed 2.4% ($0.2 million). The increase in the proportion of maintenance and support services revenue from 0.9% in FY2024 reflects the continued expansion of our post-implementation support base, as more clients engaged us for ongoing maintenance and support services following project completion. Our overall gross margin improved from 12.4% in FY2024 to 17.2% in FY2025, primarily driven by a more favorable project mix emphasizing higher-value cybersecurity and cloud-integration engagements, which typically command stronger margins and greater cost efficiency.

As of June 30, 2025, our current assets and current liabilities, each totaled approximately $6.8 million, resulting in a net current liability position of $15.4 thousand. Accounts receivable decreased 73.8% to $2.4 million following successful collections on major contracts, while prepayments to suppliers increased to $3.7 million to support new projects. Contract liabilities rose to $2.6 million, reflecting advance payments from clients and improved billing discipline. Bank borrowings grew 30.1% to $2.7 million, all short-term working-capital loans secured by a shareholder guarantee and bearing variable interest rates between 3% and 10% per annum.

We believe the improvement in profitability and working-capital management reflects our strengthened operational execution and the growing client demand for digital-transformation initiatives in Hong Kong. We remain focused on expanding our cybersecurity and cloud-integration capabilities while increasing the share of recurring revenue from maintenance and support services. These efforts are expected to enhance our margin resilience, cash-flow visibility and long-term financial stability. Our financial statements have been prepared in accordance with U.S. GAAP, and all financial data presented herein are derived from our audited financial statements included elsewhere in this prospectus.

MAJOR FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations and financial condition have been, and will continue to be, influenced by a number of factors, many of which are beyond our control. The key factors affecting our performance include the following:

•        Project Pipeline and Contract Mix

Our business is predominantly project-based. We undertake IT solution engagements that vary in size, scope, and duration according to client requirements. In FY2025, approximately 97.6% of our total revenue was generated from IT solution services, while 2.4% was derived from maintenance and support services. Changes in the mix of infrastructure, cloud, and cybersecurity projects influence both gross margin and working-capital needs. Larger or more complex projects typically carry higher absolute profit but longer collection cycles and higher pre-funding requirements.

•        Cost Structure and Subcontracting Dependence

Cost of revenues primarily comprises subcontracting fees, procurement costs of hardware and software, and salaries and benefits of technical and project management personnel directly involved in service delivery. The ratio of subcontracted work to in-house delivery affects our cost predictability and margin performance. In FY2025, cost of revenues represented 82.8% of total revenue, compared with 87.6% in FY2024. Improved coordination with subcontractors and more favorable vendor pricing contributed to slower cost growth (+7.2%) relative to revenue growth (+13.5%). The top four suppliers accounted for approximately 85.4% of total purchase, illustrating procurement concentration risk. We manage this by maintaining multi-vendor sourcing and early-commitment pricing.

•        Customer Concentration and Project Timing Risk

Our revenue base is concentrated among a small number of major corporate clients. The top five customers contributed approximately 67.2% of total revenue in FY2025, compared with 68.7% in FY2024. Project timing from these key customers can cause short-term revenue volatility. We continue to broaden our client base, particularly among Small and Medium Enterprises (“SME”) clients in the property and retail sectors, to mitigate concentration risk.

•        Availability and Retention of Skilled IT Professionals

Our operations rely on experienced engineers and project managers. Hong Kong’s competitive labor market exerts upward pressure on wages; staff salaries and related benefits represented roughly 48% of total operating expenses in FY2025, and 50% of total operating expenses in FY2024. To manage this, we provide structured training, retention incentives, and flexible subcontracting arrangements to supplement internal capacity during peak periods.

•        Vendor Relationships and Procurement Risk

We depend on stable partnerships with hardware, software, and cloud vendors for timely product delivery and favorable pricing. The absence of long-term supply contracts exposes us to potential fluctuations in component costs and delivery schedules. Our established vendor relationships — particularly with major platform partners — enable early access to new technologies and competitive procurement terms, helping to stabilize gross margins.

•        Competitive Landscape and Pricing Pressure

The Hong Kong IT-services market is highly competitive and fragmented, comprising more than 1,000 participants ranging from multinational integrators to local specialists. Price competition is most pronounced in standard infrastructure projects, whereas customized cloud and cybersecurity engagements offer higher margins. Our differentiation strategy focuses on end-to-end project delivery, strong technical credentials, and service reliability. FY2025’s gross-margin improvement from 12.4% to 17.2% reflects successful execution of this higher-value-project strategy.

•        Client Budget Cycles and Macroeconomic Conditions

Corporate IT spending in Hong Kong is influenced by broader economic conditions and client budget cycles. During periods of economic uncertainty, clients may defer or scale down new projects, affecting our near-term revenue. Conversely, regulatory or digital-transformation mandates can accelerate demand. Our exposure to foreign-exchange risk is minimal, as substantially all transactions are denominated in Hong Kong dollars. Interest-rate fluctuations affect our borrowing costs, which ranged from 3.0% to 10.0% per annum during FY2025 (FY2024: 3.5% to 9.6% per annum).

•        Technological and Regulatory Developments

The IT industry continues to evolve rapidly, driven by cloud migration, cybersecurity, and AI-enabled automation. Compliance with data-protection and privacy laws may require periodic system and training investments. Our ability to anticipate and incorporate emerging technologies — while maintaining compliance with evolving regulatory frameworks — remains critical to sustaining our market position.

Collectively, these factors influence our revenue growth, gross-margin performance, and operating efficiency. We believe that disciplined project selection, effective cost control, and continuous investment in technical capabilities will allow us to sustain profitability and mitigate short-term fluctuations in project timing and demand.

Key Operating Metrics

We monitor selected non-financial indicators that provide insight into operational scale and efficiency. These measures are not derived from U.S. GAAP but are used internally by management to evaluate project performance and resource utilization. The metrics are derived from reasonable internal estimates and are subject to regular validation and refinement to ensure consistency across reporting periods.

The key operating metrics we track include the number of active projects, average contract value, utilization rate of technical staff, average project duration, customer retention rate and customer revenue retention rate. These metrics collectively reflect project volume, efficiency, and delivery complexity that influence our financial performance.

The following table summarizes our key operating metrics for the years ended June 30, 2024 and 2025.

Key Metric	Definition/Basis of Calculation	FY 2024	FY 2025	Change
Number of Customers	Customers with revenue recognized during the year	50	48	-4.0%
Average Customer Value ($)	Total contract value ÷ number of Customers	146,132	172,806	+18.3%
Average Project Duration (months)	Weighted average length of active projects	3.5	3.3	-5.7%
Customer Retention Rate	Percentage of customers who transacted with the Company in a given year and also engaged in at least one transaction in the subsequent year.	26.2%	45.1%	18.9%
Revenue Retention Rate	Percentage of revenue from the prior fiscal year that was retained from the same cohort of customers in the current fiscal year.	39.5%	71.2%	31.7%

____________

Note: Management uses these metrics to evaluate productivity, efficiency, and project complexity. The reported figures are management estimates and are intended solely to supplement the understanding of operational trends rather than predict future performance.

During FY2025, average customer value increased by +18.3%, representing a higher proportion of cybersecurity and cloud-infrastructure projects, which generally involve greater technical complexity and broader implementation scopes. Such projects typically require longer delivery schedules and higher resource commitments, resulting in increased contract value.

These operational efficiency gains supported a 13.5% increase in revenue and an expansion of gross margin from 12.4% in FY2024 to 17.2% in FY2025. Management expects future operating metrics to continue demonstrating the scalability of our project-delivery model as larger contracts and recurring support services gradually represent a greater portion of total workload.

Key Components of Results of Operations

The following discussion provides an overview of the key line items that make up our statements of operations. These components should be read together with the detailed analysis provided under “Results of Operations.” All amounts and line items reconcile to our audited financial statements.

•        Revenues — consist primarily of revenue derived from the provision of IT solution services and maintenance and support services to clients in Hong Kong.

•        Cost of Revenues — includes subcontracting fees, procurement costs of hardware and software, and salaries and benefits of technical and project management staff directly involved in service delivery.

•        Selling and Marketing Expenses — represent advertising, promotional and marketing costs incurred to expand our customer base and increase brand visibility.

•        General and Administrative Expenses — consist of employee salaries and benefits, office rental, professional fees, depreciation and amortization, and other administrative overhead costs.

•        Other Income — primarily comprises government grants and other non-recurring income items.

•        Interest Income — represents interest earned on cash deposits.

•        Interest Expense — primarily relates to interest on bank borrowings.

•        Income Tax Expense — reflects profits tax incurred by our Hong Kong subsidiary under the two-tiered profit tax regime.

This summary provides context for the subsequent year-over-year comparison and analysis in the “Results of Operations” section.

RESULTS OF OPERATIONS

Summary of Results of Operations

The following discussion summarizes and analyzes our results of operations for the years ended June 30, 2024 and 2025. This information should be read in conjunction with our audited financial statements and the related notes included elsewhere in this prospectus. The year-over-year comparison primarily reflects higher project volume, improved service mix, and cost efficiency achieved during FY2025.

Comparison of the Years Ended June 30, 2025 and 2024

The following table summarizes our statements of operations for the periods indicated.

	Years ended June 30,
	2024	2025	Change %
Revenues	$7,306,594	$8,294,696	13.5
Cost of revenues	(6,402,718)	(6,865,306)	7.2
Gross profit	903,876	1,429,390	58.1

Operating expenses:
Selling and marketing expenses	—	(56,199)	100.0
General and administrative expenses	(131,189)	(252,701)	92.6
Total operating expenses	(131,189)	(308,900)	135.5

Operating income	772,687	1,120,490	45.0

Other income	424	96,691	22,704.5
Interest income	416	584	40.4
Interest expense	(136,889)	(158,302)	15.6
Other operating expenses, net	(136,049)	(61,027)	(55.1)
Income before income taxes	636,638	1,059,463	66.4
Income tax expenses	(83,491)	(154,060)	84.5
Net income	$553,147	$905,403	63.7

Operating income margin increased from approximately 10.6% in FY2024 to 13.5% in FY2025, while net profit margin improved from 7.6% to 10.9%, reflecting stronger project execution and disciplined cost management.

Operating margin and net profit margin are calculated as operating income or net income divided by total revenues for the respective periods. For FY2024 and FY2025, operating income was $0.77 million and $1.12 million against revenues of $7.31 million and $8.30 million, respectively, resulting in margins of 10.6% and 13.5%. Net income was $0.55 million and $0.91 million for the same periods, corresponding to net profit margins of 7.6% and 10.9%.

Revenues

We generate revenues primarily from the provision of IT solution services and maintenance and support services. For the years ended June 30, 2024 and 2025, our revenues amounted to $7.31 million and $8.30 million, respectively. For our IT solution services, we provide customers with services related to IT infrastructure and cloud setup, system development, customization and integration, and cybersecurity services such as vulnerability assessment. Maintenance and support services relate to software and system products, typically consist of unspecified future updates and upgrades, as well as technical support services.

The following table presents the breakdown of our revenue for the years ended June 30, 2024 and 2025. This information should be read together with our financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period:

	Years ended June 30,
	2024		2025		Change
		%		%	%
IT Solution Services	$7,242,606	99.1	$8,099,113	97.6	11.8
Maintenance and Support Services	63,988	0.9	195,583	2.4	205.7
Total revenues	$7,306,594	100.0	$8,294,696	100.0	13.5

Our total revenue increased by $0.99 million, or 13.5%, to $8.30 million for FY2025 compared to $7.31 million for FY2024.

The overall increase in revenue was mainly attributable to growth in both of our service lines.

•        IT solution services revenue increased by $0.86 million, or 11.8%, primarily attributable to an increase in project volume and scale of projects undertaken, particularly in cybersecurity services and cloud infrastructure setup, reflecting robust demand from new and existing clients for digital transformation initiatives.

•        Maintenance and support services revenue increased by $0.13 million, or 205.7%. This significant percentage increase reflects the cumulative effect of securing ongoing maintenance and support contracts from a larger base of completed IT solution projects from prior periods. As our portfolio of successfully delivered projects grows, our recurring revenue base from maintenance and support services is expected to continue increasing accordingly.

Cost of revenues

The following table presented the breakdown of our cost of revenues for the years ended June 30, 2024 and 2025:

	Years ended June 30,
	2024		2025		Change
		%		%	%
IT Solution Services	$6,361,965	99.4	$6,793,264	99.0	6.8
Maintenance and Support Services	40,753	0.6	72,042	1.0	76.8
Total cost of revenues	$6,402,718	100.0	$6,865,306	100.0	7.2

Our cost of revenues primarily consists of subcontracting fees, procurement costs of hardware and software, and salaries for in-house technical and project management personnel directly involved in delivering our services.

For FY2025, cost of revenues increased to $6.87 million, representing an increase of $0.47 million or 7.2% from $6.40 million for FY2024. The increase was mainly attributable to higher costs associated with hardware and software procurement and technical staff compensation for the IT solution projects performed during the year. Notably, the growth rate of cost of revenues (7.2%) was significantly lower than the revenue growth rate (13.5%), reflecting improved operational efficiency and a favorable shift in project mix towards higher-margin services, such as cybersecurity services and cloud-infrastructure solutions.

Gross profit and gross profit margin

As a result of the foregoing, the overall gross profit for FY2025, was $1.43 million, representing an increase of $0.53 million or 58.1% from $0.90 million for the prior fiscal year. The overall gross profit margin increased from 12.4% for FY2024, to 17.2% for FY2025. This significant improvement in profitability was primarily driven by two factors: our cost of revenues grew at a slower pace (7.2%) than revenue (13.5%), directly contributing to margin expansion. This was achieved through better pricing on new contracts and more efficient management of subcontracting and procurement costs of hardware and software. Our high-margin maintenance and support services revenue grew by 205.7%, representing a larger proportion of our total revenue in FY2025 and contributing positively to overall margin improvement.

The gross profit margin for IT solution services increased from 12.2% for FY2024 to 16.1% for FY2025, primarily driven by new projects with higher gross profit margin, while the gross profit margin for maintenance and support services increased from 36.3% to 63.2% over the same period. The substantial increase in the gross profit margin for maintenance and support services was primarily attributable to the scalability of this service line — as the revenue base from recurring maintenance and support contracts expanded, the incremental cost to provide support remained relatively low, resulting in significant margin expansion.

Selling and marketing expenses

Our selling and marketing expenses primarily comprise advertising and promotional costs, as well as marketing service fees paid to third parties for activities aimed at expanding our customer base and driving revenue growth.

Selling and marketing expenses increased from $nil for FY2024, to $0.06 million for FY2025. The increase was primarily attributable to the Company’s decision to allocate additional budget to marketing activities to enhance brand visibility and support business expansion initiatives.

General and administrative expenses

Our general and administrative expenses primarily consist of salaries and employee benefits related to corporate functions and executive management personnel, office rental expenses, amortization of right-of-use assets, professional service fees, and other administrative expenses.

General and administrative expenses increased by $0.12 million or 92.6% from $0.13 million for FY2024, to $0.25 million for FY2025. The increase was mainly attributable to (i) higher salaries and employee benefits of approximately $0.09 million resulting from headcount growth and general salary increments to support our expanding operations; and (ii) an increase in professional service fees of approximately $0.03 million mainly related to consulting and advisory services incurred in connection with our preparation for initial public offering.

Other income

Other income primarily comprised of a government grant received from the Hong Kong government. Other income increased significantly by $0.09 million from $424 for FY2024 to $0.1 million for FY2025. The increase was mainly attributable to the receipt of a one-off government subsidy under the Dedicated Fund on Branding, Upgrading and Domestic Sales (Mainland Programme) administered by the Trade and Industry Department of the Government of the Hong Kong Special Administrative Region.

The subsidy was non-recurring in nature, and the Company had no unfulfilled conditions or contingencies attached to the grant at the time of recognition.

Interest income

Interest income represents earnings from cash deposits and reflects the Company’s cash management strategy and prevailing interest rates.

Interest expense

Our interest expenses primarily arose from bank borrowings. The total interest expense increased by approximately $0.02 million from $0.14 million for FY2024 to $0.16 million for FY2025, following the increase in bank borrowings during the year.

Income tax expenses

Hyperides is incorporated in the Cayman Islands and one of its wholly owned subsidiaries is incorporated in the British Virgin Islands; both jurisdictions currently impose no income tax or capital gain tax on companies. In addition, no withholding tax is levied by either the Cayman Islands or the British Virgin Islands on payments of dividends paid by these entities to their shareholders.

Hyperides Limited is incorporated in Hong Kong and is subject to the Hong Kong Profits Tax. Under the two-tiered profits tax rates regime, the first HK$2 million of assessable profits of a qualifying group entity is taxed at 8.25%, and profits above HK$2 million are taxed at 16.5%. Dividend payments are not subject to withholding tax in Hong Kong.

Hyperides is subject to taxation on profits arising in or derived from the jurisdictions in which Hyperides Limited, the operating subsidiary, is domiciled and operates. Income taxes are assessed and determined on an entity basis.

For FY2025, we recorded an increase in income before tax of $0.42 million, resulting in an increase in income tax expense of $0.07 million, from $0.08 million for FY2024 to $0.15 million for FY2025.

Net income

As a result of the foregoing, we recorded net income of $0.91 million for FY2025, representing an increase of $0.35 million or 63.7% compared to $0.55 million for FY2024. The increase was primarily attributable to higher gross profit, reflecting improved services profitability and margin expansion. Although operating expenses increased due to business expansion, the impact was partially offset by receipt of a non-recurring government subsidy.

Seasonality

The historical seasonality of our business has been relatively mild, reflecting the nature of our operations, which are not significantly affected by seasonal demand cycles. As a result, our financial performance is primarily influenced by strategic initiatives, project timing and overall market conditions rather than time-of-year fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity consist of cash generated from operating activities and bank borrowings. Our primary uses of cash have been to fund our working capital requirements, operating expenses, and capital expenditures. As of June 30, 2025, we had a cash balance of $0.25 million and maintained positive cash flow from operating activities totaling $0.26 million for FY2025.

As of June 30, 2025, our principal cash requirements for the next 12 months primarily consist of the repayment of bank loans and bank overdraft totaling $2.1 million, in accordance with the contractual repayment schedules. Of this amount, $1.3 million pertains to revolving loans under facilities intended to roll over on an ongoing basis. Together with the availability of unutilized bank facilities amounted to $0.9 million as of June 30, 2025, which are subject to final bank approval upon drawdown. Based on the latest communications with the banks, management are not aware of any intention of the banks to withdraw their bank facilities or require early repayment of the loans, and the management are of opinion that the Company will be able to renew existing when their current terms expire or secure new banking facilities given the good track records and long standing relationships the Company has with the banks. management, for ensuing sufficient liquidity to support its operations for the next 12 months from the filing date of this registration statement.

Certain loan agreements contain overriding repayment-on-demand clauses, granting lenders the unconditional right to demand immediate repayment at their sole discretion. Notwithstanding these provisions, management does not anticipate that the lenders will exercise such rights, as we remain in compliance with all debt obligations and continue to make scheduled principal and interest payments. We expect that cash outflows to remain aligned with contractual repayment schedules.

In the event a lender exercises its right to demand immediate repayment, Hyperides’ substantial shareholder has indicated an intention to provide financial support to the Company, subject to agreed terms and limit, as may be necessary to enable the Company to fulfill its obligations and maintain operations without significant curtailment. Also, we will adopt cost control and productivity enhancement strategies, such as optimization of staff structure, to further improve our cash inflows from operating activities. We will continue to seek alternative equity or debt financing to finance our existing financial obligations.

We believe that our existing cash and cash equivalents of $0.25 million as of Jun 30, 2025, combined with anticipated cash flows from operations, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the filing date of this registration statement.

Our ability to transfer funds from Hyperides Limited, the Hong Kong subsidiary, to Hyperides, the parent company, is not subject to any material legal or economic restrictions.

We may also evaluate market expansion and business development opportunities, which could require material capital. We currently have no material contractual commitments for capital expenditures.

The following table sets forth a summary of our current assets and current liabilities as of the dates indicated:

	Years ended June 30,		Change %
	2024	2025
Current assets
Cash	$269,224	$247,166	(8.2)
Accounts receivable	9,143,796	2,395,225	(73.8)
Prepayment and other current assets	35,393	3,687,729	10,319.4
Amount due from a shareholder	1,665,585	440,685	(73.5)
Total current assets	11,113,998	6,770,805	(39.1)

Current liabilities
Bank borrowings	2,033,958	2,646,961	30.1
Accounts payable	7,671,358	1,435,167	(81.3)
Accrued expenses and other current liabilities	5,394	3,352	(37.9)
Contract liabilities	94,458	2,578,809	2,630.1
Tax payable	104,310	83,090	(20.3)
Operating lease liabilities, current portion	3,016	38,872	1,188.9
Total current liabilities	9,912,494	6,786,251	(31.5)

Net current assets (liabilities)	$1,201,504	$(15,446)	(101.3)

Accounts receivable

Accounts receivable primarily represent amounts due from customers arising in the normal course of business and are generally settled within 30 to 90 days. Our accounts receivable balance decreased by $6.75 million, or 73.8% from $9.14 million as of June 30, 2024, to $2.40 million as of June 30, 2025. This significant decrease was primarily attributable to successful collection efforts on several major customers balances that were outstanding at the end of fiscal 2024. These collection outpaced the growth in accounts receivable arising from increased business activity. As a result, accounts receivable turnover ratio improved from 0.95 in FY2024 to 1.44 in FY2025, reflecting enhanced collection efficiency and stronger working capital management.

An impairment analysis of account receivable is performed on a regular basis. During FY2024 and FY2025, no allowance for credit losses was recognized, as management assessed that all outstanding receivables were collectible.

Prepayment and other current assets

Prepayment and other current assets primarily represent advances to suppliers and subcontractors related to subcontracting fees and procurement costs for hardware and software. These advances are generally not expected to be settled in cash; instead, they are recognized as cost of revenues upon the delivery of services or receipt of goods, except in instances of compensation for non-performance. As stipulated in our contractual terms, these upfront payments are necessary to secure the resources required for the execution of large-scale IT solution projects and are a standard component of our operating cycle.

The balance increased significantly from $0.04 million as of June 30, 2024 to $3.7 million as of June 30, 2025. This increase was primarily attributable to approximately $3.66 million in advances made to suppliers and subcontractors for several large-scale IT solution projects, initiated near the end of fiscal 2025, for which the corresponding revenue had not yet been recognized as of the balance sheet date, while lower volume of IT solution projects initiated toward the end of fiscal 2024. Additionally, advances made earlier in the period was substantially recognized as cost of revenues upon project completion on or before June 30, 2024.

Amount due from a shareholder

Amount due from a shareholder represents the balance due from Mr. Wai Hung Lee, founder, director and Chief Executive Officer of Hyperides. The balance is unsecured, interest-free and without a fixed repayment term.

Amounts due from the shareholder decreased by $1.22 million or 73.5%, from $1.67 million as of June 30, 2024 to $0.44 million as of June 30, 2025. The decrease was primarily attributable to the settlement of a dividend of $1.78 million declared in fiscal 2025, which was offset against the balance owed by the shareholder.

Accounts payable

Accounts payable decreased by $6.24 million or 81.3% from $7.67 million as of June 30, 2024, to $1.43 million as of June 30, 2025. These payables are primarily related to subcontracting fees, procurement of hardware and software incurred in the delivery of the Group’s services. The significant decrease was primarily due to the collection of account receivables which provided additional working capital that enabled the timely settlement of outstanding payables. As a result, accounts payable turnover ratio improved from 1.00 in FY2024 to 2.04 in FY2025, reflecting enhanced liquidity management and payment efficiency.

Contract liabilities

Contract liabilities represent non-refundable upfront payments received from customers upon signing the contract for IT solutions services. These payments are recognized as revenue when the related performance obligations are satisfied. Contract liabilities increased by $2.48 million, or 2,630.1%, from $0.10 million as of June 30, 2024, to $2.58 million as of June 30, 2025 primarily due to higher customer non refundable upfront payment received in advance of services to be performed for which the corresponding revenue had not yet been recognized as of the balance sheet date.

Bank borrowings, current portion

Bank borrowings remained relatively stable at $2.03 million and $2.65 million as of June 30, 2024 and 2025, respectively. This increase reflects additional working capital financing obtained to support our business expansion. All bank borrowings are secured by a personal guarantee from our shareholder and include clauses that allow the lender to demand immediate repayment. Accordingly, all borrowings are classified as current liabilities. The loans bear variable interest rates, ranging from 3.0% to 10.0% per annum as of June 30, 2025.

CASH FLOWS

The following table sets forth a summary of our cash flows for the years indicated:

	Years ended June 30,
	2024	2025
Net cash provided by operating activities	$288,460	$263,208
Net cash used in investing activities	—	(350,940)
Net cash (used in) provided by financing activities	(96,340)	69,669
Net increase (decrease) in cash	192,120	(18,063)
Cash at beginning of year	75,926	269,224
Effect of exchange rates change	1,178	(3,995)
Cash at end of year	$269,224	$247,166

Operating Activities

Our cash inflows from operating activities was primarily generated from receipts from customer, with cash outflows mainly related to payments for operating expenses and project costs.

For FY2025, net cash provided by operating activities was $0.26 million, which mainly arising from net income of $0.91 million as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted mainly of (i) depreciation of property and equipment of $573; (ii) amortization of right-of-use assets for our Hong Kong office of $0.04 million and (iii) deferred income tax of $0.06 million. Key changes in operating assets and liabilities included: (i) a decrease in accounts payable of $6.24 million and (ii) an increase in prepayment and other current assets of $3.69 million; which partially offset by (i) a decrease in accounts receivable of $6.75 million, primarily resulting from billings issued toward year-end, with corresponding collections expected after year-end; and (ii) an increase in contract liabilities of $2.50 million, reflecting higher non-refundable upfront payments received from customers in advance of service to be performed.

For FY2024, net cash provided by operating activities was $0.29 million, primarily resulting from the net income of $0.55 million, adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted mainly of: (i) depreciation of property and equipment of $2,361; (ii) amortization of right-of-use assets for our Hong Kong office of $0.04 million; and (iii) deferred income tax adjustment of $342, representing a non-case decrease in deferred tax assets during the period. Changes in operating assets and liabilities primarily included (i) a decrease in prepayments and other current assets of $0.27 million; and (ii) an increase in accounts payable of $2.56 million, which partially offset by (i) an increase in accounts receivable of $2.92 million; and (ii) a decrease in contract liabilities of $0.26 million, from the recognition of revenue previously deferred from customer advances.

Investing Activities

For FY2025, net cash used in investing activities was $0.35 million, primarily representing purchase of property and equipment to support daily operations.

For FY2024, there was no net cash change in investing activities.

Financing Activities

For FY2025, net cash provided by financing activities was $0.07 million, primarily consisting of proceeds of bank borrowings and overdraft totaling $0.86 million, which partially offset by repayments of bank borrowings of $0.23 million and repayment to a related party totaling $2.48 million, which partially offset by proceeds from that of $1.92 million.

For FY2024, net cash used in financing activities was $0.1 million, primarily consisting of repayments of bank borrowings of $0.27 million, partially offset by proceeds from bank borrowings and overdrafts of $0.02 million and proceeds from a related party totaling $0.42 million, which partially offset by repayment to that of $0.26 million.

CAPITAL EXPENDITURES

Our capital expenditures primarily consist of purchases of office equipment, computer hardware and software necessary to support our business operations. For FY2025, we incurred capital expenditures of $0.35 million mainly for the purchase of office and IT equipment to support our daily operations. We did not incur any material capital expenditures for FY2024. As of June 30, 2025, we had no material commitments for future capital expenditures.

COMMITMENT AND CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of June 30, 2025:

	Payments Due by Year – June 30, 2025
	Less than 1 year	More than 1 year	Total
Bank borrowings*	$2,111,257	$535,704	$2,646,961
Operating lease obligations	$39,746	$3,312	$43,058

____________

*        The Group’s bank borrowings are classified as current liabilities due to provisions in the loan agreements that grant lenders the right at its sole discretion to demand immediate repayment at any time irrespective of whether the Group has complied with the covenants and met the scheduled repayment obligations.

Operating lease obligations represent commitments under lease agreements for offices premises.

Other than the obligations presented above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2025.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements as of June 30, 2025, including any arrangements that would affect our liquidity, capital resources, market risk support, and credit risk exposure, or that would otherwise provide off-balance sheet benefits.

RESEARCH AND DEVELOPMENT

Our business relies on staying current with the latest IT infrastructure and cybersecurity technologies. While we do not operate a formal, dedicated research and development (“R&D”) department, we consider our investment in talent and continuous professional training as our primary R&D strategy. Our R&D policy emphasizes on building internal competencies, with a focus on product and service enhancement and staff capability development. This includes strategic investments such as acquiring equipment and tools that align with technologies commonly used by our clients, ensuring that our team are fully prepared for future service delivery requirements. For the years ended June 30, 2024 and 2025, our R&D efforts were integrated within our project delivery teams and focused on (i) evaluating and mastering new cloud technologies and platforms to enhance service efficiency and scalability; (ii) developing proprietary implementation methodologies for customized IT solutions and cybersecurity assessments; and (iii) creating reusable code libraries and solution frameworks to accelerate project delivery and improved consistency across engagements. We do not hold any patents, but we utilize software licenses from third-party vendors, the costs of which are included in our cost of revenues.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: revenue recognition. See Note 2 — Summary of Significant Accounting Policies to our financial statements for the disclosure of these accounting policies. The management determines there are no critical accounting estimates.

INTERNAL CONTROL OVER FINANCIAL REPORTING

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a management report on internal control over financial reporting. Prior to our initial public filing, we operated as a group of private companies with limited accounting personnel and resources dedicated to internal control over financial reporting. Our management has completed an assessment of the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our financial statements for the years ended June 30, 2024 and 2025, both management and our independent auditors identified material weaknesses in our internal control over financial reporting for the above mentioned periods. As defined in the standards established by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Material weaknesses that have been identified are summarized as the followings: (i) our lack of appropriate levels of accounting knowledge and experience to address complex accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; and (ii) our lack of an internal audit function to establish formal risk assessment process and internal control framework.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including: (i) recruiting additional qualified accounting and financial personnel or engaging external consultants with appropriate and extensive knowledge of U.S. GAAP and SEC reporting requirements; (ii) organizing regular training for our accounting and financial personnel; and (iii) continuously developing and enhancing our internal audit function for the financial reporting matters. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these, and other measures designed to improve our internal control over financial reporting.

As an “emerging growth company”, Hyperides will avail ourselves of the exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the effectiveness of our internal control over financial reporting. However, Hyperides may no longer avail ourselves of this exemption when we cease to be an “emerging growth company”. When Hyperides’ independent registered public accounting firm is required to undertake an assessment of its internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase.

If Hyperides is unable to comply with the requirements of Section 404 in a timely manner, if it identifies new material weaknesses in our internal control over financial reporting, if it is unable to assert that our internal control over financial reporting is effective, if it or its independent registered public accounting firm identifies deficiencies in its internal control over financial reporting that are deemed to be material weaknesses, or if its independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting, Hyperides may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, Hyperides could also become subject to investigations by the stock exchange on which its securities are listed, the SEC, or other regulatory authorities, which could harm its reputation, financial condition or divert financial and management resources from its core business, and would have a material adverse effect on its business, financial condition and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT FINANCIAL RISK

Political, Social and Economic Risks

Our services are primarily delivered in Hong Kong, and as such, our business performance, financial condition, and operating results may be influenced by broader macroeconomic, political, and legal developments in the region. Given our focus on corporate clients, changes in these external conditions could affect their IT investment priorities, which in turn may impact our operations. While we have not experienced any material losses arising from such factors to date and believe that we remain in compliance with all applicable laws and regulations, there can be no assurance that future political, social, or economic developments in Hong Kong will not adversely affect our business operations, financial position, or growth prospects.

Interest Rate Risk

We are subject to interest rate risk arising from our cash deposits at banks and bank borrowings. Management’s objective is to finance the business at competitive market interest rates while mitigating exposure to volatility in interest costs. During the fiscal years presented, the Group was not exposed to any material risks due to changes in market interest rates and did not used any derivative financial instruments to manage the interest risk exposure.

Credit Risk

The Group is exposed to credit risk arising from its cash balance, accounts receivable, other current assets and amounts due from a shareholder. Management considers the maximum exposure to credit risk to be equal to the carrying amounts of these assets as reported in the balance sheets. A significant portion of the Group’s cash is held with financial institutions in Hong Kong, which are monitored for creditworthiness and considered to be of high credit quality, although deposit amounts may exceed the insured limits under local regulations. To mitigate credit risk, the Group focused on engaging with creditworthy counterparties and continuously monitoring the recoverability of customer balances. Allowances for expected credit losses are recognized based on historical default experience, current economic conditions, and reasonable forecasts for future conditions.

Concentration Risk

For the years ended June 30, 2024 and 2025, there were five customers in each year whose revenue individually represented more than 10% of the total revenue of the Group. Revenue from these customers accounted for approximately 68.7% and 67.2% of the Group’s total revenue for the years ended June 30, 2024 and 2025, respectively. As of June 30, 2024 and 2025, there were five and four customers, respectively, whose balances individually represented more than 10% of the total accounts receivable of the Group. The aggregate accounts receivable from these customers accounted for approximately 84.6% and 75.8% of the Group’s total accounts receivable as of June 30, 2024 and 2025, respectively.

For the years ended June 30, 2024 and 2025, there were three and four suppliers, respectively, whose cost of revenues individually represented more than 10% of the Group’s total purchase. Purchases from these suppliers accounted for approximately 72.9% and 85.4% of total purchase for the years ended June 30, 2024 and 2025, respectively. As of June 30, 2024 and 2025, there were three suppliers in each year whose balances individually represented more than10% of the total accounts payable of the Group. The aggregate accounts payable to these suppliers accounted for approximately 86.1% and 92.5% of the Group’s accounts payable as of June 30, 2024 and 2025, respectively.

The Group continuously monitors the creditworthiness of its major customers and maintains varied supplier relationships to mitigate concentration risk.

Liquidity Risk

Liquidity risk is the risk that the Group may encounter difficulty in meeting its financial obligations as they become due. The Group manages liquidity risk by maintaining adequate cash reserves, closely monitoring projected and actual cash flows, and ensuring access to sufficient funding through committed banking facilities. The Group’s objective is to maintain sufficient liquidity to meet its obligations under both normal and stressed conditions, without incurring material losses or compromising its financial stability.

Looking ahead, we believe our disciplined project-based business model, our mix of clients, and strengthened operational controls position us to sustain stable growth and profitability. We will continue to focus on enhancing our technical capabilities in cloud integration and cybersecurity, improving project execution efficiency, and maintaining prudent financial management. While macroeconomic conditions and competitive pressures may lead to near-term fluctuations, management remains confident that the Group’s strong customer relationships, cost discipline, and solid liquidity profile provide a solid foundation for continued operational resilience and long-term value creation.

INDUSTRY OVERVIEW

This prospectus contains information derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent market research firm. he report, which we refer to as the Frost & Sullivan Report in this prospectus, is dated November 14, 2025. The Frost & Sullivan Report was prepared based on various government and industry publications, interviews with industry participants and experts, and other publicly available market research sources. Unless otherwise indicated, all information and data presented in this section, including statistical data, forecasts, and other projections, are derived from the Frost & Sullivan Report. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section of this prospectus. These and other factors could cause results to differ materially from those expressed in the Frost & Sullivan Report.

MARKET OVERVIEW OF IT SOLUTIONS IN HONG KONG

Definition and Segmentation

IT solutions, as used in this prospectus, refer to a comprehensive range of technology services and products designed to address the information technology needs of enterprises. These solutions encompass a range of offerings, including: (i) IT Infrastructure Solutions, (ii) Cloud Services, (iii) Cybersecurity Services, and (iv) Maintenance and Support Services.

IT solutions are delivered through fixed-term projects or renewable managed-service agreements. The tailored IT solutions integrate best-in-class hardware, software, and cloud technologies into customized systems that address clients’ specific operational, compliance, and technological requirements. This enhances their efficiency, security, and business growth.

Source: Frost & Sullivan

Value Chain

The IT solutions industry comprises hardware manufacturers, software developers, distributors/resellers, and IT solutions providers. Hardware manufacturers source raw materials to produce components and equipment, while software developers design, program, test and maintain applications. Distributors/resellers collaborate with these manufacturers and developers to manage product sales and distribution, reselling the products to IT solutions providers. However, in many cases, the IT solutions providers procure hardware and software directly from vendors to meet specific project requirements and ensure timely delivery.

IT solutions providers introduce IT products and services to the local markets and deliver comprehensive IT solutions including system supply and integration, managed services, and maintenance and support services for end users. The core functions of IT solutions providers include assessing customer needs to design customized IT solutions, procuring high-quality hardware, software, and cloud services through strategic supplier partnerships, and implementing enterprise-grade systems such as networks, servers, and cybersecurity infrastructure, with revenue recognized upon project completion. They also provide training and documentation to ensure effective system use, along with ongoing maintenance and support services.

Local IT solutions providers occupy the midstream position in the IT industry value chain, serving as a critical bridge between upstream hardware and software vendors and downstream end-users. They act as intermediaries that transform the products and technologies of upstream suppliers into practical, customized solutions for downstream enterprise end-users, ensuring seamless system integration, operational reliability and ongoing technical support.

Source: Frost & Sullivan

Market Size of IT Solutions

The market size of IT solutions grew steadily from HK$70,380.6 million in 2020 to HK$92,206.2 million in 2024, representing a CAGR of approximately 7.0%. This growth was driven by the continued adoption of customized IT solutions among Small and medium-sized enterprises (SMEs), increasing demand for cloud computing and the growing importance of cybersecurity in Hong Kong.

Supported by the strong demand for digitalization and ongoing technological advancement, market size of IT solutions in Hong Kong is expected to increase at a CAGR of approximately 7.2% from 2025 to 2029, reaching HK$129,803.9 million in 2029.

Source: Frost & Sullivan

Market Size of IT Infrastructure Solutions

Market size of IT infrastructure solutions in Hong Kong increased from HK$30,388.4 million in 2020 to HK$36,973.2 million in 2024, representing a CAGR of 5.0% during that period. Enterprises across various sectors — including financial services, logistics, retail, and hospitality — are undergoing digital transformation to enhance operational efficiency, customer experience, and competitiveness. This trend requires modernizing of IT infrastructure, including networks, servers, and storage system, to support data-driven operations and digital initiatives. In turn, this drives demand for IT infrastructure solutions, such as network deployments and server virtualization, which enable scalable, high-performance systems. The ongoing shift toward cloud and hybrid IT environments further increases the need for robust infrastructure that support seamless integration between on-premises systems with public or hybrid clouds. The market size of IT infrastructure solutions in Hong Kong is expected to expand at a CAGR of approximately 5.4% from 2025 to 2029.

In 2024, financial services sector dominated the market, accounting for approximately 25% of total IT infrastructure spending due to Hong Kong’s position as a global financial hub and the industry’s high investments in secure, scalable systems for compliance and fintech innovation. Other sectors, such as logistics and retail, are experiencing rapid growth through Internet of Things (IoT) and e-commerce integrations, while healthcare sector though smaller, is accelerating with the adoption of telemedicine and digital health technologies.

Source: Frost & Sullivan

Market Size of Cloud Services

The cloud services market in Hong Kong was valued at HK$23,110.1 million in 2024 and is expected to expand at a CAGR of approximately 10.7% from 2025 to 2029. The adoption of emerging technologies such as artificial intelligence (AI) and machine learning is fueling cloud market growth by enabling enterprise leverage advanced analytics and automation capabilities. Cloud computing provides businesses with more efficient and flexible ways to operate and scale in response to evolving market conditions, while accelerating the consumerization of technology and driving digital transformation across industries.

Source: Frost & Sullivan

Market Size of Cybersecurity Services

The market size of cybersecurity services in Hong Kong increased from HK$8,815.3 million in 2020 to HK$11,555.1 million in 2024, representing a CAGR of approximately 7.0% during that period. As cyberattacks become increasingly frequent and sophisticated, enterprises are investing more heavily in cybersecurity services such as threat monitoring, incident response and infrastructure protection to safeguard sensitive data and critical systems.

Stringent regulatory compliance requirements in Hong Kong — such as the Personal Data (Privacy) Ordinance (PDPO) and the Protection of Critical Infrastructures (Computer Systems) Ordinance enacted in March 2025 — mandate the implementation of robust cybersecurity measures, regular risk assessments, and incident reporting, further driving market demand. From 2025 to 2029, the market size of cybersecurity services is projected to grow from HK$12,340.8 million in 2025 to HK$15,965.6 million in 2029, representing a CAGR of approximately 6.6%.

Source: Frost & Sullivan

Market Size of Maintenance and Support Services

The market size of maintenance and support services in Hong Kong increased from HK$13,138.6 million in 2020 to HK$16,177.1 million in 2024, representing a CAGR of approximately 5.3% during that period. As IT systems become increasingly essential for business operations, downtime or system failures can result in significant financial and reputational losses, driving strong demand for continuous technical support to ensure reliability and uptime. Ongoing digital transformation initiatives, such as the adoption of cloud platforms, IoT, and data analytics, have created complex IT environments that require specialized support to manage hybrid systems, integrate new technologies, and resolve performance issues. The market size of maintenance and support services in Hong Kong is expected to increase from HK$16,694.7 million in 2025 to HK$21,102.7 million in 2029, representing a CAGR of approximately 6.0% from 2025 to 2029 during that period.

Source: Frost & Sullivan

Market Drivers

1.      Increased Infrastructure Requirements for Emerging Technology Adoption

One of the key drivers for IT solutions demand is the growing infrastructure requirement to support the adoption of emerging technology such as AI, cloud computing, big data, and data analytics, as well as their integration with IoT-connected environment. Robust IT infrastructure and ongoing technical support are essential for the effective deployment, integration, and maintenance of these systems. AI technologies, including machine learning, generative AI, and predictive analytics, are increasingly embedded into business operations to enhance automation, decision-making, and customer engagement. Cloud computing enables organizations to achieve scalability, flexibility, and cost-efficiency in their operations. Businesses in Hong Kong are increasingly migrating workloads, such as servers, databases and applications to cloud platforms to support remote work, e-commerce, and data-driven decision-making. This trend drives demand for high-performance networks, secure storage solutions, and continuous technical support to ensure reliability, performance, and security of cloud-based systems.

2.      Increasing Dependence on IT Systems for Business Continuity

In today’s business environment, IT systems have become an essential component of enterprise operations and growth. They enhance operational efficiency through automation and scalable infrastructure, enable data-driven decision-making with customer relationship management (CRM) and enterprise resource planning (ERP) systems, and improve customer experiences through optimized digital platforms. IT systems also ensure reliability and continuity through dedicated technical support, protect against cyber threats with robust cybersecurity measures, and facilitate the adoption of emerging technologies such as cloud completing, AI, and IoT for smart city and data-driven initiatives. These systems drive cost efficiency, support regulatory compliance, and help address workforce and skill shortages. As enterprises increasingly depend on for mission-critical operations, downtime or system failures can lead to significant financial and reputational losses, driving demand for continuous infrastructure solutions, cybersecurity services and technical support to ensure reliability and uptime.

3.      Supportive Government Policies

According to the Hong Kong Digital Policy Office’s “Innovation and Technology and Smart City Development in Hong Kong” report released in February 2025, four key strategic directions were outlined: (i) enhancing the innovation and technology ecosystem, (ii) promoting a digital economy and smart city development (iii) expanding the talent pool, and (iv) integrating with national development. Key initiatives highlighted in the 2024 Policy Address include the digitalization of public services with the “iAM Smart” app, the establishment of the AI Supercomputing Centre and HKGAI to foster artificial intelligence development, and talent cultivation through STEAM education and STEM internships program. The government also launched a HK$500 million pilot program to accelerate digital transformation for more than 8,000 SMEs, introduced the Greater Bay Area Standard Contract to facilitate cross-boundary data-flow, and designated new land in the Northern Metropolis for innovation and technology infrastructure, including data centers. These coordinated policy initiatives are expected to further stimulate demand for IT solutions in Hong Kong by driving the need for advanced IT infrastructure, cloud services, cybersecurity, and technical support, thereby, strengthening Hong Kong’s position as a leading regional hub for digital transformation and smart city development.

4.      Growing popularity of IT solution outsourcing

To enhance operational efficiency and focus on core business objectives, companies are increasingly outsourcing digital product development such as design, testing, and development to specialized third-party providers. These providers possess strong in-house design and implementation capability, including website coding, functionality development, and system customization, and work closely with clients throughout the entire process from development to ongoing maintenance support and upgrades. Dedicated outsourcing partners ensure faster and higher- quality project delivery by leveraging the latest information system technology to reduce development cost and provide a seamless user experience. As a result, IT solutions outsourcing has become a mainstream industry practice, supporting overall market growth. Enterprises across sectors such as financial services, logistics, retail, healthcare, and hospitality are increasingly consolidating their supplier networks through framework agreements and managed service contracts to streamline procurement, reduce costs, and gain access to specialized expertise. A growing number of companies are outsourcing critical IT functions, such as cybersecurity monitoring and cloud management, further driving demand for scalable infrastructure, including server virtualization and hybrid cloud integration. This trend reinforce the midstream role of local IT solutions providers, who leverage strategic partnerships with upstream vendors to deliver tailored, secure, and efficient solutions to downstream enterprises, particularly within Hong Kong’s financial hub and logistics-driven economy.

Market Trends and Opportunities

1.      Widespread Adoption of Artificial Intelligence (AI)

Emerging information technologies are expanding the scope and efficiency of services delivered by IT solutions providers, with AI at the forefront. The integration of AI and big data enables businesses to extract deeper insights into consumer behaviors, supporting customized marketing strategies that more effectively address customer needs. Leading enterprises are leveraging AI and machine learning to analyze key customer attributes such as demographics, geographic locations, purchasing patterns, and preferences, allowing for targeted and data-driven marketing campaigns. The widespread adoption of AI, alongside other advanced technologies such as the IoT and cloud computing, is fueling demand for IT solutions in Hong Kong. This trend requires robust infrastructure, enhanced cybersecurity measures, and continuous technical support to manage sophisticated AI-driven data systems and to adapt to evolving business and regulatory requirements.

2.      Strategic Role in Driving IT Innovation within the Greater Bay Area

Hong Kong plays a pivotal role in the Guangdong-Hong Kong-Macao Greater Bay Area (GBA) initiative, leveraging its strengths in R&D, international connectivity, and its position as a global financial hub to advance the IT solutions industry. The Hong Kong government has strengthened collaboration with Mainland China through initiatives such as the establishment of Chinese Academy of Sciences-affiliated institutions, the Mainland-Hong Kong Joint Funding Scheme, and the Hetao Shenzhen-Hong Kong Science and Technology Innovation Co-operation Zone. These initiatives, supported by policies such as cross-boundary data-flow mechanisms and the Hong Kong Innovation and Technology Development Blueprint, foster joint research and development in fields including AI, fintech, and biotechnology. Regional partnerships, such as the Guangzhou-Shenzhen-Hong Kong-Macao Innovation Corridor and talent exchange programs, have create a strong platform for IT solution development, positioning Hong Kong as a key driver in transforming the GBA into a global innovation and technology hub by 2035. IT solutions providers in Hong Kong, particularly those with operations in the GBA, often serve clients beyond city, including those in Macau, other GBA mainland cities, and Southeast Asia. This cross-border expansion support scalability, diversifies revenue streams, and further strengthens Hong Kong’s role as a regional hub for innovation and technology development.

3.      Increased Data Exposure

The widespread adoption of emerging technologies and the rapid growth of information exchange over the internet increases have significantly increased data exposure across industries. This has heightened data sensitivity and intensified cybersecurity risks, particularly in sectors such as financial services and telecommunication. In response, enterprises are prioritizing the development of robust security infrastructure, advanced threat detection, and comprehensive risk mitigation strategies. Common protective measures include system backups, firewalls, multi-factor authentication and data encryption. Increasingly, enterprises are adopting end-to-end security solutions that encompass risk assessment, gap remediation, proactive risk management, continuous monitoring and surveillance, and rapid incident response to safeguard critical information assets and ensure business continuity.

4.      Rapid Development of Data Centers

The rapid development of data centers in Hong Kong, driven by advances in AI, 5G, digital transformation, and integration within the GBA, has significantly boosted demand for IT solutions. Major projects include Goodman’s Tsing Yi facility with AI-optimized liquid cooling, Chinachem’s Tsuen Wan West center supporting fintech and edge computing, the Hetao Shenzhen-Hong Kong Cooperation Zone’s cross-boundary data cluster, Equinix’s HK5 in Tseung Kwan O for cloud connectivity, and the emerging San Tin Technopole. These developments incorporate AI-enhanced infrastructure, advanced network and edge computing tools, data security and compliance software, energy management systems, and IoT integration platforms. Hong Kong’s strategic position within the GBA, supported by cross-boundary data-flow initiatives and joint funding schemes, continues to drive investment in digital infrastructure, reinforcing the city’s role as a global hub for IT innovation and data center development.

Market Challenges

1.      Rapid Technological Change

The IT solutions industry is characterized by rapid innovation, driven by advancements in cloud computing, AI, and 5G technology. Evolving standards such as the General Data Protection Regulation (GDPR), open application programming interfaces (APIs), and Agile practices continue to shape product and service delivery. Short product life cycles, evident in frequent updates to smartphone, software, and software-as-a-service (SaaS) platforms, further accelerate the pace of change. Shifting client demands, including growing expectations for personalization, remote work solutions and sustainable technologies, require IT solutions providers to adapt quickly. As a result, the ability to respond effectively to technologies evolution and to continuously enhance market expertise has become a key competitive factor. Failure to stay ahead of industry trends may render a company’s offering obsolete and uncompetitive. In particular, the IT solution market in Hong Kong, continues to face intensifying competition amid this rapid transformation.

2.      Increased Competition Arising from Globalization

Globalization has created an increasingly interconnected business environment, intensifying competition across markets. IT solutions providers in Hong Kong now face not only domestic competition but also mounting challenges from international players, particularly those in nearby regions such as the Greater Bay Area (GBA), where firms benefit from cost advantages and proximity to Mainland China. The industry’s rapid pace of innovation coupled with talent shortages, and rising client expectations, has further increased competitive pressure. As Hong Kong continues to deepen its integration within the GBA, local IT firms must differentiate themselves through specialized expertise, strategic partnerships, and by leveraging Hong Kong’s unique position as a global financial and technology hub to maintain competitiveness in this evolving landscape.

3.      Rising Wage and Shortage of Labour

Hong Kong’s IT solutions market faces ongoing challenges from talent shortages and rising wage pressures, particularly in high-demand areas such as cybersecurity, cloud computing, and AI-driven infrastructure solutions. The rapid pace of digital transformation, driven by enterprises upgrading networks and implementing hybrid cloud systems, has intensified competition for skilled professionals, including data engineers, software developers and cybersecurity specialists. This shortage has compelled IT solutions providers to compete with other major technology hubs, including Singapore and cities across the GBA, resulting in continued upward pressure on salaries. Escalating labor costs are squeezing profit margins for mid-sized providers, limiting their ability to expand into cross-border markets such as Macau and Southeast Asia, and constraining their competitiveness in pricing for project-based and managed service engagements.

COMPETITIVE LANDSCAPE OF IT SOLUTIONS IN HONG KONG

The IT solutions market in Hong Kong is competitive and fragmented, with over 1,000 market participants in 2024. The major market participants are PCCW Solutions, HKT Enterprise Solutions, Superhub, Automated Systems Holdings Limited and Hongkong Yejian Technologies Co., Ltd. The Group recorded the revenue of HKD63.1 million (approximately $8.1 million) for the provision of IT solutions, accounting for approximately 0.1% of the market share in Hong Kong.

Entry Barriers

1.      Expertise and Knowledge

IT solutions are typically customized to meet specific needs of clients. A deep understanding of customer requirements and strong technical knowledge are essential to remain competitive. It takes significant time and effort for new entrants to develop the market knowledge, client relationships, and industry experience necessary to compete effectively. Clients generally prefer IT solutions providers with proven track record and demonstrated capabilities. Accordingly, specialized expertise and accumulated industry experience represent major barriers to entry in the IT solutions market.

2.      Brand Awareness

Brand recognition represents another key barrier to entry in the IT solutions industry. Leading market participants have established strong reputation through the consistent delivery of high quality services and timely project execution. These well-established brands are often the preferred choice of clients, particularly large corporations, when procuring hardware, software and related IT services. New entrants with limited market presence or weak brand visibility may face challenges in attracting clients and establishing credibility within the competitive Hong Kong market.

3.      Strategic Partnership

IT solutions providers are required to source a wide range of products from hardware manufacturers and software developers. Leading providers typically establish long-term strategic partnerships with these vendors, which allows them to benefit from broader product selections, timely technical support and favorable credit terms. Such strategic relationships represent a key competitive advantage and a significant barrier to entry for new participants in the Hong Kong IT solutions industry.

Factors of Competition

1.      Flexible Business Model

Competition within the IT solutions industry is intense, driven by a rapidly changing market environment, continuous technological innovation, and diverse customer requirements. To remain competitive, IT solutions providers must remain agile — regularly adjusting their business strategies, service models, and operational approaches to align with evolving market trends and client demands.

2.      System Compatibility and Customization

The ability to deliver system compatibility and customized solutions is a critical competitive factor. Clients increasingly require integrated platforms that are compatible with their existing systems. Providers that combine consulting, technical support, and managed services can offer end-to-end solutions that enhance the efficiency and performance of clients’ IT infrastructure.

3.      Market Know-how

Technical expertise plays an increasingly important role in the IT solutions industry, spanning design, implementation, integration, and technical support. Clients value providers with in-depth technical knowledge who can help them optimize IT resources and capitalize on emerging technological opportunities. The ability to combine market insight with technical proficiency remains a decisive factor in sustaining competitiveness.

BUSINESS

Unless otherwise stated, the terms “Hyperides,” “the Company” and “our Company” in this section refer to HYPERIDES HOLDINGS LTD. The terms “we,” “us,” “Group,” “our Group” or “our” in this section refers to HYPERIDES HOLDINGS LTD and its subsidiaries.

OUR MISSION

Our mission is to be an industry leader in providing comprehensive and reliable IT solutions that enable enterprises to achieve operational efficiency, enhance digital security, and achieve sustainable growth.

OVERVIEW

We are a growing IT solutions provider through Hyperides Limited headquartered in Hong Kong, offering comprehensive business-to-business IT services to enterprises across multiple industries. We conduct all of our operations through our indirectly wholly owned Hong Kong subsidiary, Hyperides Limited. As a holding company, HYPERIDES HOLDINGS LTD does not conduct operating activities of its own and depends entirely on the business, financial condition and results of operations of Hyperides Limited. According to Frost & Sullivan, the IT solutions market in Hong Kong is projected to grow from HK$92.2 billion (approximately $11.8 billion) in 2024 to HK$129.8 billion (approximately $16.6 billion) in 2029, representing a CAGR of 7.2%, driven by accelerated digital transformation, evolving regulatory requirements, and increasing demand for outsourced managed services. In line with these market dynamics, enterprises are increasingly engaging specialized IT service providers to design, implement and maintain scalable infrastructure, migrate workloads to cloud environments, and enhance cybersecurity resilience.

The total revenue of Hyperides Limited increased by 13.5% from approximately $7.3 million in the fiscal year ended June 30, 2024 to approximately $8.3 million in the fiscal year ended June 30, 2025. The net income of Hyperides Limited for the same periods increased by 63.7% from approximately $0.6 million to approximately $0.9 million, representing stronger project execution and improved cost efficiency.

We deliver our services through two primary models: (1) IT solution services, which include project-based infrastructure, cloud, and cybersecurity implementation and integration, for which revenue is recognized at a point in time upon project completion and delivery; and (2) maintenance and support services, which include ongoing managed and technical support, monitoring, and system maintenance, for which revenue is recognized over the term of the service contract.

Our IT solution services are structured into three sub-categories:

•        IT Infrastructure Solutions:    We design, procure, integrate, and implement enterprise-grade IT infrastructure including networks, server systems, virtualization environments, storage and backup solutions, and collaboration platforms that enhance operational efficiency and scalability.

•        Cloud Services:    We assist customers in deploying and migrating servers, databases, and applications, to public cloud environments. Our end-to-end cloud migration and deployment services are designed to optimize scalability, flexibility, and cost-efficiency while ensuring compliance with regulatory and operational requirements.

•        Cybersecurity Services:    We provide threat assessment, penetration testing, vulnerability scanning, monitoring, and remediation planning to help enterprises safeguard digital assets and ensuring business continuity.

In addition, our maintenance and support services provide recurring technical support through long-term service contracts, encompassing onsite and remote maintenance, troubleshooting, proactive system monitoring, and helpdesk assistance. These services enable our customers to maintain stable and efficient IT operations, minimize downtime, and extend the lifespan of critical systems.

We position ourselves as a one-stop IT solutions provider offering end-to-end services — from consultation and design to implementation and ongoing support. We believe our comprehensive and integrated service portfolio enables us to address customers’ complex technology requirements while fostering long-term vendor relationships and recurring engagement opportunities.

OUR COMPETITIVE STRENGTHS

We believe the following strengths have contributed to our success and differentiate us from others:

Comprehensive and Integrated Solutions Offerings

We provide a full suite of IT solutions, encompassing IT infrastructure design and integration, cloud deployment, cybersecurity services, and maintenance and support services. By combining these capabilities into end-to-end solutions, we reduce the need for customers to engage multiple service providers, enabling them to meet evolving operational requirements through a single, long-term partner relationship and thereby optimize overall costs and efficiency. For the fiscal years ended June 30, 2024 and 2025, the primary revenue of Hyperides Limited was generated from IT solution services, which often combine two or more operational service categories, reflecting the integrated nature of our project-based engagements. Specifically, our IT solution services accounted for 99.1% and 97.6% of the total revenue of Hyperides Limited, respectively, for these periods. We believe this comprehensive service capability enables us to address our customers’ complex technology needs and adapt quickly to changing requirements.

•        End-to-End Service Capabilities:    We deliver services covering the entire IT solution lifecycle — from consultation and design to procurement, implementation, training, and post-deployment support. We believe this comprehensive approach enables customers to streamline their vendor management, reduce project risks, and achieve cost efficiencies.

•        A Broad Range of Technology Solutions:    Our service offerings span IT infrastructure, cybersecurity, cloud migration, and technical support services, enabling us to address multiple mission-critical areas for our customers.

•        Cross-Selling and Solution Bundling:    Our integrated model allows us to cross-sell complementary services; for instance, bundling managed cybersecurity solutions with infrastructure modernization projects or offering cloud migration services to customers undergoing network upgrades.

•        Tailored, Industry-Specific Solutions:    We develop customized technology solutions for customers across industries such as financial services, retail, property, gaming and technology, leveraging our industry knowledge to address unique operational and compliance challenges.

•        Scalable Delivery Framework:    Our standardized project management methodologies and scalable operating framework allow us to efficiently deliver both large-scale enterprise projects and specialized solutions for mid-sized customers, without compromising on quality or cost control.

Vendor Relationships and Access to Technology Platforms

We maintain established vendor relationships with third-party hardware, software, and cloud service providers under authorized reseller and/or certified partner arrangements. These relationships allow us to source reliable technologies, integrate current platforms into our solutions, and manage procurement processes efficiently. We believe our vendor relationships support the reliability, scalability, and cost-effectiveness of our service offerings.

•        Vendor Relationships with Technology Providers:    We integrate products and platforms provided by global and regional technology vendors in delivering IT solutions to our customers. By integrating and configuring standard, off-the-shelf vendor technologies with our own system design, deployment, implementation, and support services, we address complex or industry-specific customer requirements.

•        Access to Technology Platforms and Procurement Efficiency:    Through our vendor relationships, we are able to stay informed of product updates and technology developments and incorporate appropriate solutions into our projects as customer needs evolve. We generally procure products at prices and on terms applicable to authorized partners, which supports cost control, project execution efficiency, and our ability to offer competitive pricing to customers.

Established Customer Base with Strong Relationships

We believe we have developed a varied customer portfolio primarily located in Hong Kong, comprising enterprises of varying sizes across multiple industries. Our focus on delivering tailored solutions has resulted in strong customer loyalty, which we believe created a base of predictable and resilient revenue that underpins our growth.

•        Multi-Industry Coverage:    For the fiscal years ended June 30, 2024, and 2025, of Hyperides Limited served 50 and 48 customers, respectively. Our customers operate across four principal industry sectors — financial services, hospitality, retail, and technology. We believe that this multi-industry coverage reduces our reliance on any single industry sector and helps mitigate the potential impact of industry-specific cyclical fluctuations on our results of operations.

•        Strong Customer Retention and Engagement:    In the fiscal year ended June 30, 2025, approximately 71.2% of the total revenue of Hyperides Limited was generated from recurring business with existing customers, demonstrating the strength of our customer relationships and the high level of satisfaction with our solutions and services. Out of 48 customers in fiscal 2025, 23 were repeat customers from fiscal 2024, representing a recurring customer rate of approximately 45.1%. These figures highlight the stability of our customer base and the effectiveness of our relationship-driven service model.

•        Growing Base of High-Margin Recurring Revenue:    In addition to project-based engagements, we derive a portion of our income from maintenance and support services recognized over time. While this service line is currently a smaller part of our business, it is expanding rapidly, with revenue increasing by 205.7% in the fiscal year ended June 30, 2025. This service line is also highly profitable, with a gross profit margin improving from 36.3% to 63.2% over the same period. These services contracts provide predictable cash flows and strengthen our position as a long-term strategic partner for our customers.

•        Opportunities for Expansion within Existing Accounts:    Our broad service portfolio and trusted relationships with customers create substantial opportunities to increase engagement with customers. We regularly expand the scope of our engagements by introducing additional services such as managed cybersecurity, cloud migration or infrastructure modernization-tailored to customers’ evolving needs. This cross-selling and up-selling approach increase the overall value of our engagements and deepens our integration with customers’ IT ecosystems.

Experienced Management Team with Deep Technical Background and Visionary Market Insight

Our management team possesses extensive industry experience and technical expertise, which are critical factors for our success. Our founder and Chief Executive Officer, Mr. Wai Hung Lee, has over 30 years of experience in the information technology industry and has been leading the Group since its inception. Mr. Lee was awarded a higher diploma in building technology and management from the Hong Kong Polytechnic University and a bachelor of science in computer science from the Victoria University of Technology in Australia. Prior to founding our Group, Mr. Lee served in senior roles at multiple leading technology companies, including as director of Maxline Limited, where he was responsible for technical solution advisory and sales and marketing strategies, and as senior internetworking engineer at Nortel Networks (Asia) Limited, where he architected Internet Data Center and Application Services Provider network infrastructure solutions for the Asia-Pacific market. He also held management and technical roles at Hewlett-Packard Hong Kong Limited, AS Watson & Co., Limited, Federal Express, and General Electric Information Services Company Inc. Mr. Lee’s proven leadership in IT infrastructure, cybersecurity, and cloud services, combined with his strategic vision and extensive cross-regional experience, provides strong decision-making support for our company’s corporate strategy and technology roadmap.

As of June 30, 2025, Hyperides Limited employed five project managers, each with professional backgrounds in engineering, computer science, or related disciplines and an average of more than seven years of industry experience in areas such as cybersecurity, cloud architecture, and network systems. The project managers also serve as technical specialists with dual responsibilities for project design, implementation, and customer support. This integrated structure enables us to maintain a lean and efficient team while ensuring that each project manager possesses both management and hands-on technical expertise. Our team members hold degrees from leading institutions including the Hong Kong University of Science and Technology, Fudan University, Fuzhou University, Guangdong University of Technology, and

Victoria University of Technology. The depth of our leadership and the versatility of our technical workforce position us to anticipate industry trends, respond effectively to customer requirements, and deliver innovative, high-impact IT solutions.

OUR GROWTH STRATEGIES

The following discussion of our growth strategies includes forward-looking statements. These strategies represent our current intentions and are subject to change and based on various assumptions. Our ability to implement these strategies is subject to numerous risks and uncertainties, including those described under “Risk Factors.” We are pursuing the following growth strategies to achieve our mission.

Invest in Technology and Infrastructure

We intend to upgrade our technology platforms to improve operational scalability, enhance service delivery, and support our long-term growth objectives. We intend to create a robust and future-ready operational backbone that will enable us to deliver complex, large-scale projects efficiently, maintain service quality as we grow, and support our regional expansion strategy.

We expect to implement these technology and infrastructure initiatives on a phased basis, prioritizing system upgrades and automation initiatives that directly support scalability, service quality, and operational efficiency.

•        Upgrading Core Systems for Scalability:    We will implement enterprise resource planning, customer relationship management, and project management systems to enhance our ability to manage complex projects across multiple geographies. These upgrades will enable real-time visibility into performance metrics, streamline workflows, and improve decision-making efficiency.

•        Enhancing Cybersecurity Capabilities:    To protect both our internal systems and customer data, we plan to deploy advanced cybersecurity monitoring and threat detection technologies in line with globally recognized frameworks. This will reinforce trust with enterprise customers who prioritize data security in vendor selection.

•        Automation and Process Optimization:    We intend to integrate process automation technologies across procurement, service delivery, and support functions. This will reduce operational overhead, shorten project turnaround times, and improve the consistency and quality of customer engagements.

•        Expanding Physical Infrastructure:    We may expand office space and enhance technical facilities over time, including through lease arrangements and incremental facility investments, to support team growth and service delivery.

Expand Regional Presence and Grow Customer Base Concurrently

We plan to implement a dual-track strategy of regional expansion and deeper penetration of our existing markets. This approach aims to expand our market share by entering new geographies while simultaneously increasing our presence and service adoption within our current customer base, thereby creating a virtuous growth cycle and achieving long-term sustainable development.

•        Strategic Expansion into High-Growth Asia-Pacific Markets:    For regional expansion, we will leverage our proven delivery model and supplier relationships to efficiently extend our footprint into high-growth markets such as Southeast Asia, and other Asia-Pacific regions. Our scalable operating framework and ability to deliver industry-specific solutions will enable us to adapt quickly to new regulatory and business environments while maintaining a lean local operational structure, significantly reducing the traditional barriers to market entry. As of the date of this prospectus, we expect to commence our initial regional expansion efforts on a phased basis within the 12 to 24 months following the closing of this offering, beginning with selective market entry and partnership-driven projects in Southeast Asia, subject to ongoing evaluation of market conditions, regulatory considerations and resource availability.

•        Deepening Customer Engagement in Existing Markets:    In our core market of Hong Kong, we aim to increase our market penetration by expanding service offerings to existing customers and targeting adjacent industry verticals with similar IT infrastructure and cybersecurity demands. By introducing bundled solutions (e.g., combining infrastructure modernization with managed cybersecurity and cloud migration services), we can deepen relationships with our existing customer base, increase the overall value of our engagements, and enhance customer loyalty.

Broaden Market Reach and Strengthen Brand Awareness

We aim to reinforce our positioning as a trusted IT solutions provider and grow our customer base by leveraging our vendor relationships and service delivery excellence. Rather than investing in direct brand promotion or multi-channel marketing, we broaden our reach through our business relationships with leading vendors. As we support vendors in delivering end-to-end IT infrastructure or cloud migration services, we concurrently demonstrate our capabilities to new customers and build relationships through project execution.

We intend to elevate our brand visibility and strengthen our positioning as a trusted IT solutions provider to support customer acquisition, retention, and long-term growth. Through these initiatives, we aim to differentiate Hyperides in competitive markets, generate sustained demand for our services, and build enduring relationships with enterprise customers.

As of the date of this prospectus, we expect these initiatives to be implemented on an ongoing basis over the next 12 months as part of our normal business development and partner engagement activities, subject to ongoing evaluation of market conditions and resource availability.

Leverage Vendor Relationships to Enhance Service Offerings

We seek to strengthen our vendor relationships with third-party hardware, software, and cloud service providers to enhance our service capabilities, broaden our solution offerings, and support our competitive positioning in the IT services market. As of the date of this prospectus, we expect to expand the scope of these relationships over the 12 to 24 months following the closing of this offering, by integrating a wider range of vendor technologies into our solutions, further developing our technical implementation capabilities, and participating in vendor-supported marketing and business development activities. This expected timeline is subject to ongoing evaluation of market conditions and resource availability.

•        Industry-Focused Solution Implementation:    We implement IT solutions for industries such as financial services, hospitality, retail and technology by configuring and integrating standard vendor-provided hardware, software, and cloud platforms with our deployment and support services. These solutions are configured to address industry-specific regulatory, operational, and technological requirements, enabling us to pursue opportunities in targeted growth sectors.

•        Vendor-Supported Marketing and Business Development Activities:    We may participate in marketing and business development activities organized or supported by technology vendors, such as seminars, product demonstrations, and solution presentations, alongside other authorized resellers and partners. These activities enable us to engage prospective customers, demonstrate our integration and implementation capabilities, and support customer awareness of integrated IT solutions.

•        Technical Training and Capability Development:    We expect to continue participating in vendor-provided training and certification programs to ensure our technical personnel remain proficient in deploying and supporting third-party platforms and tools. We believe his ongoing skills development supports service quality, implementation efficiency, and customer satisfaction.

Expand Human Capital and Technical Expertise

We believe that attracting, developing, and retaining top talent is essential to sustaining our growth and enhancing our service delivery. We intend to make significant investments in our workforce to strengthen our technical capabilities and leadership bench. By expanding our workforce strategically, deepening leadership capacity, and investing in skill development, we aim to build a talent pool capable of driving our next stage of growth and delivering high-quality, innovative solutions to our customers.

•        Targeted Workforce Expansion:    As of the date of this prospectus we plan to increase our headcount over the 12 months following the closing of this offering, focusing on key roles such as cybersecurity specialists, cloud architects, senior IT consultants, and project managers. This expected timeline is subject to ongoing evaluation of market conditions and resource availability. This expansion will enhance our capacity to deliver large-scale, complex projects while maintaining service quality.

•        Building Leadership Depth:    To support our long-term growth, we intend to recruit senior executives with proven experience in scaling IT services businesses and develop internal succession plans to ensure continuity in leadership and operational excellence.

•        Comprehensive Training and Certification Programs:    We will establish structured training programs for employees across all levels, including certifications in network infrastructure, cybersecurity frameworks, and cloud platforms. By doing so, we aim to maintain a workforce at the forefront of emerging technologies and regulatory requirements.

•        Employee Retention and Engagement:    Recognizing that experienced talent is a key competitive advantage, we will enhance our employee retention programs through competitive compensation, career development pathways, and engagement initiatives that foster a culture of innovation and collaboration.

The timing and extent of the implementation of these growth strategies may vary depending on market conditions, regulatory developments, and the availability of financial and human resources.

OUR SERVICES

We provide a comprehensive suite of enterprise IT solutions through Hyperides Limited by integrating and combining hardware and software designed to help our customers modernize their IT environments, enhance cybersecurity, and maintain efficient and secure operations. We deliver our services through an end-to-end engagement model that includes consultation, solution design, procurement, implementation, training, and ongoing technical support.

Our services are delivered through two principal revenue models, each with a distinct revenue recognition profile: (1) IT solution services, for which revenue is recognized at a point in time upon project completion and delivery; and (2) maintenance and support services, for which revenue is recognized over the term of the service contract. For the fiscal years ended June 30, 2024 and 2025, Hyperides Limited generated approximately $7.24 million and $8.10 million from the IT solution services, respectively, and $0.06 million and $0.20 million from maintenance and support services, respectively.

IT Solution Services

Our IT solution services comprise three core sub-categories: IT infrastructure services, cloud services, and cybersecurity services. These engagements are project-based and represent a core component of our point-in-time revenue model.

IT Infrastructure Services

We design, procure, integrate, and implement enterprise-grade IT infrastructure customized to customer needs. Our IT Infrastructure Services cover the following solution areas:

•        Network Solutions:    Deployment and optimization of local area networks (LAN), wireless networks, and hybrid network environments.

•        Server Infrastructure:    Procurement and installation of enterprise-grade servers to support scalable, high-performance operations.

•        Server Virtualization:    Implementation of virtualization technologies to optimize resource utilization and improve infrastructure flexibility.

•        Virtual Desktop Infrastructure:    Deployment of virtual desktop environments to enhance accessibility, security, and productivity for end-users.

•        Data Storage and Backup:    Enterprise storage architecture, backup, and disaster recovery solutions to ensure data resilience and business continuity.

•        Collaboration Solutions:    Communication and collaboration platforms to support flexible, secure enterprise operations.

Cloud Services

We help enterprises deploy applications, data, and services on public cloud platforms and migrate existing workloads, including servers, databases, and applications, from on-premises environments to the cloud. We offer guidance and services on cloud architectures to optimize performance and cost and end-to-end migration of servers, applications, and databases to cloud platforms. These deployment and migration services are project-based in nature, with revenue recognized upon successful completion and handover of the cloud environment to the customer. We work closely with customers to design and implement cloud strategies that meet their specific business and regulatory requirements, leveraging our relationships with leading cloud service providers to deliver reliable, enterprise-grade solutions.

Cybersecurity Services

Our cybersecurity services provide comprehensive protection for enterprise systems and data against evolving threats. Our cybersecurity offerings are mainly delivered under the project-based model. We conduct comprehensive risk and vulnerability assessments to help enterprises identify potential weaknesses in their IT infrastructure, applications, and cloud environments. Our assessments evaluate system architecture, access controls, network configurations, and application security against recognized industry standards and regulatory requirements. We provide customers with detailed reports highlighting identified vulnerabilities, their potential impact, and prioritized recommendations for remediation.

Maintenance and Support Services

We provide maintenance and support services under renewable annual service contracts to help customers maintain the stability and efficiency of their IT environments. These services primarily cover reactive IT support, under which we stand ready to respond to service requests and resolve issues of customers’ IT systems throughout the contract period, which is typical one year. In addition, we offer proactive maintenance programs that enable early detection of potential problems and optimize infrastructure performance. Revenue from these contracts is recognized over time, as customers receive benefits from our stand-ready support and continuous maintenance coverage throughout the service term.

Our maintenance and support services include:

•        Reactive Technical Assistance:    remote and onsite troubleshooting to resolve incidents and ensure timely responses to both routine and urgent IT needs.

•        Proactive System Monitoring:    preventive maintenance designed to detect potential problems early, reduce downtime, and extend system lifecycle.

•        Helpdesk and Advisory Support:    dedicated helpdesk services to handle day-to-day technical inquiries and provide advisory assistance for IT planning, system upgrades, and process improvements.

Through these annual service engagements, we provide customers with reliable, on-demand technical expertise and long-term operational assurance. This recurring service model positions us as a trusted technology partner, delivering both reactive and proactive support that enhances operational reliability and customer satisfaction.

MARKETING

We do not engage in direct advertising or large-scale promotional campaigns. Instead, we acquire customers primarily through vendor-supported sales activities and customer referrals. We engage with prospective enterprise customers in connection with the implementation, integration, and support of vendor-provided hardware, software, and cloud solutions, where our sales team presents our IT services alongside the vendor technologies being deployed.

Our customer acquisition efforts emphasize technical capability, service quality, and execution reliability. We believe our consistent delivery of IT implementation and support services has resulted in high customer satisfaction, leading to repeat engagements and customer referrals, which support ongoing revenue growth and brand recognition in our target markets.

OUR CUSTOMERS AND SUPPLIERS

Our customers are primarily enterprises across multiple industries, including financial services, hospitality, retail and technology. We serve customers of varying sizes, from multinational corporations to mid-market enterprises, through both project-based engagements and over-time maintenance and support services contracts. For the fiscal years ended June 30, 2024 and 2025, revenues generated from the five largest customers of Hyperides Limited accounted for approximately 68.6% and 67.2% of the total revenues of Hyperides Limited, respectively. In fiscal 2024, Hyperides Limited served 51 enterprise customers, of which five customers each contributed 10% or more of total revenues, with individual contributions ranging from 11.0% to 21.3%. In fiscal 2025, of Hyperides Limited served 48 enterprise customers, of which five customers each contributed 10% or more of total revenues, with individual contributions ranging from 11.7% to 16.0%.

The relatively high contribution from these top customers reflects the larger contract values of certain implementation projects rather than reliance on a limited customer base. Our customer portfolio remains broad, and no single customer accounted for more than 21.3% of total revenues of Hyperides Limited in any fiscal year presented. These major customers are unrelated to one another and operate across different industries, including technology, property, retail, financial services, and gaming.

Although our engagements are generally project-based, we maintain recurring business relationships with many customers through repeat projects and referrals. In the fiscal year ended June 30, 2025, approximately 71.2% of the total revenue of Hyperides Limited was generated from recurring business with existing customers, demonstrating the strength of our customer relationships and the high level of satisfaction with our solutions and services. Out of 48 customers in fiscal 2025, 23 were repeat customers from fiscal 2024, representing a recurring customer rate of approximately 45.1%. For each major customer, we assign a dedicated project manager who works closely with the customer’s technical and operational teams to understand project requirements, provide professional advice, and ensure the timely delivery of solutions. Our project managers also act as technical specialists, allowing us to deliver consistent, high-quality service and build long-term trust. This approach deepens our understanding of customer needs and positions us as a strategic technology partner rather than a transactional vendor.

Our major suppliers include third-party vendors of hardware, software, and cloud services that are integrated into the IT solutions we deliver to customers. We do not maintain long-term or exclusive agreements with our suppliers. Instead, we typically procure goods and services on a case-by-case basis by obtaining quotations and placing purchase orders, supported by supplier invoices and related correspondence. Our suppliers normally arrange delivery and are responsible for shipping costs, if any. We rely on a limited number of suppliers for the procurement of specialized hardware, software, and cloud components. For the fiscal year ended June 30, 2024, purchases from three suppliers that each accounted for more than 10% of total purchases collectively represented approximately 72.9% of the total purchases of Hyperides Limited. For the fiscal year ended June 30, 2025, the purchases from four suppliers that each accounted for more than 10% collectively represented approximately 85.3% of the total purchases of Hyperides Limited. Although this concentration indicates reliance on key vendors, we believe the risk of supply disruption is limited because equivalent products and services are available from multiple global and regional providers, and we have maintained stable working relationships with these suppliers over time.

We engage major suppliers early in the project cycle to align technical specifications and pricing, and we often facilitate introductions between supplier account managers and our customers to ensure seamless coordination and after-sales support. This collaborative model enables us to obtain favorable pricing, priority technical assistance, and early access to emerging technologies. By sharing technical knowledge and implementation experience, we strengthen our relationships with both customers and suppliers and reinforce our role as a strategic enabler within the IT solutions value chain.

OUR TECHNOLOGY

Our technology capabilities are focused on designing, integrating, and managing complex IT environments by leveraging solutions from leading global and regional technology providers. Our expertise lies in combining third-party technologies into secure, reliable, and cost-effective solutions tailored to our customers’ needs. This includes the deployment of enterprise-grade network and server infrastructure, virtualization platforms, public and hybrid cloud services, and multi-layered cybersecurity frameworks.

We maintain business relationships with top-tier hardware, software, and cloud providers, which allow us to integrate new technologies into our projects and provide customers with access to new solutions. Our role as an integrator enables us to deliver value by customizing and orchestrating these technologies into unified, enterprise-grade solutions without incurring the high costs and development timelines associated with proprietary technology development.

Intellectual Property

We do not develop or own any material proprietary hardware or software. Our intellectual property primarily consists of our trade name, logo, domain name, marketing materials, and internally developed know-how related to the integration and delivery of IT solutions. We rely on commercially available hardware, software, and cloud products sourced from our third-party partners to deliver our services.

We seek to protect our brand and associated intangible assets through the use of our trade name and logos in marketing and customer communications, as well as contractual confidentiality provisions with our employees, suppliers, and customers. We also rely on technical expertise, process know-how, and relationships with hardware, software, and cloud vendors as competitive differentiators.

We will continue to actively monitor and maintain our intellectual property portfolio and, where necessary, take appropriate measures to enforce our rights and respond to potential infringements. However, we cannot guarantee that the protective measures we take will completely prevent others from misappropriating or infringing our intellectual property, or that we will not be accused of infringing the intellectual property of others.

We face certain risks relating to our intellectual property. For further information, see “Risk Factors — Risks Related to Our Business and Industry — Our lack of proprietary intellectual property may limit our competitive advantage and expose us to risks.”

Data Privacy And Protection

We do not access, collect, or process any customer data in the course of our business. Our services primarily involve the onsite deployment, integration, and setup of infrastructure and systems within our customers’ IT environments. These systems remain under the control and management of our customers, and we do not store or transmit data on their behalf. In a typical engagement, customers input proprietary or sensitive data into their systems only after our infrastructure setup is completed, and our team has exited the site. As such, our personnel do not handle, view, or transmit customer data, and we have no access to any customer data post-installation. Because of this structure, we do not operate internal data handling protocols or maintain a data security function.

While we do not engage in the handling of customer data, we are aware of and committed to complying with applicable data privacy and cybersecurity laws and regulations in the regions where we operate, including the Personal Data (Privacy) Ordinance in Hong Kong. As the regulatory regime for data security and privacy is constantly evolving, we are watching closely on legislative developments in the data security space.

We believe the measures we take with respect to data privacy and protection are consistent with industry standards and are always committed to creating and maintaining a safe and reliable online environment for our users. For risks relating to data privacy and protection, see “Risk Factors — Risks Related to Our Business and Industry — Evolving data privacy and cybersecurity regulations could increase our compliance burden even though we do not retain client data.”

COMPETITION

The market in Hong Kong is competitive and rapidly evolving, with over 1,000 market participants as of 2024, according to Frost & Sullivan. Our primary competitors include large telecommunications and data center providers, multinational IT consulting and systems integration firms, and local specialist IT solution providers. Competition in our industry is based on factors such as breadth of service offerings, pricing, technical expertise, reliability, and the strength of vendor partnerships.

The competitive landscape of the IT solutions industry has several key success factors:

•        Breadth of Service Portfolio and Integration Expertise:    Market leaders offer end-to-end IT solutions and demonstrate strong capabilities in integrating multi-vendor technologies into customized, unified environments for customers.

•        Solid Partnerships with Technology Providers:    Establishing and maintaining long-standing relationships with leading hardware, software, and cloud vendors allows IT solutions companies to access cutting-edge technologies, secure favorable pricing, and deliver value-added solutions to customers.

•        Technical Competence and Project Delivery Capability:    Market leaders demonstrate the ability to design, implement, and manage complex, large-scale IT projects on time and within budget, supported by skilled technical teams and standardized project management frameworks.

•        Brand Awareness and Proven Track Record:    Market leaders often benefit from established reputations built on timely delivery and service quality. New entrants without similar recognition may struggle to acquire large enterprise clients

•        Operational Efficiency and Scalability:    Leading firms maintain cost-efficient, scalable operating models that enable them to deliver services profitably while expanding to meet the evolving needs of their customers.

•        Flexible Business Models:    Given the fast-changing environment and evolving customer needs, successful IT providers maintain agility in business development and operational strategies to retain market leadership.

The industry is characterized by relatively high entry barriers, including the need for technical know-how, vendor certifications, long-term customer relationships, and enterprise client trust. These barriers make it challenging for new entrants, particularly in securing large enterprise accounts that prioritize reliability, service quality, and integration capability. We believe our ability to deliver tailored IT infrastructure and managed services, supported by trusted vendor relationships and deep technical expertise, positions us to compete effectively in this dynamic and demanding market.

SEASONALITY

The historical seasonality of our business has been relatively mild. This consistency is driven by the nature of our operations, which are not dependent on seasonal demand cycles. As a result, our financial performance is primarily influenced by strategic initiatives and market conditions rather than time-of-year effects.

OUR EMPLOYEES

Hyperides Limited had five and ten full-time employees as of June 30, 2024 and 2025, respectively. All of the employees are stationed in Hong Kong.

The following table sets forth the number of the full-time employees categorized by function as of the date of this prospectus:

Function	Number of Employees	Percentage of Total Number of Employees
Management	1	10%
Operation	6	60%
Administration	2	20%
Finance and accounting	1	10%
Total	10	100%

We have established procedures to provide our staff with a safe and healthy working environment by setting out a series of work safety rules in the staff manual in case of emergencies. We also provide our employees with occupational safety education and training to enhance their awareness of safety issues. In addition, we provide medical checks prior to enrollment to our employees. We are subject to the requirements under the local laws, national standards and industrial standards in Hong Kong to maintain safe working conditions and to protect the occupational health of employees. See “Regulations — Laws and regulations relating to employment.”

As required by regulations in Hong Kong, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund for permanent employees.

PROPERTIES

As of the date of this prospectus, we have entered into the following material lease agreements:

No.	Location	Approximate Gross Area (sq m)	Lessor	Usage	Lease Expiration or Termination Date
1.	Office B2 on 9th Floor MG Tower, No. 133 Hoi Bun Road, Kowloon, Hong Kong	110	Good Wise (Hong Kong) Limited	Office	July 14, 2026

CORPORATE SOCIAL RESPONSIBILITY

We recognize our responsibilities to our employees, shareholders, business partners and the community as a whole, and are committed to achieving long term mutually sustainable relationships with our stakeholders. We are constantly searching for means to contribute to the community and we intend to set aside funds to be used for our corporate social responsibility activities every year.

LEGAL PROCEEDINGS

To the best of our knowledge, we are not currently the subject of any material governmental investigation, private lawsuit or other legal proceeding. From time to time, we may be involved in legal and regulatory proceedings or investigations concerning matters that arise in the ordinary course of our business and that could result in significant fines or penalties, have an adverse impact on our reputation, business and financial condition or results of operations and divert the attention of our management from the operation of our business. The outcome of any future litigation, regulatory or other proceedings cannot be predicted with certainty, and some lawsuits, claims, actions or proceedings may be disposed of unfavorably to us.

REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in Hong Kong or our shareholders’ right to receive dividends and other distributions from us.

Business registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”) requires that every person carrying on any business shall make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made or is deemed to be made under the BRO as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch as the case may be. Hyperides Limited has renewed its business registration certificate and is in compliance with the BRO.

Companies Ordinance

The companies incorporated in Hong Kong are subject to the Companies Ordinance (Chapter 622 of the laws of Hong Kong)(the “CO”). This includes requirements for incorporation, preparing and filing accounts and complying with regulations relating to corporate governance and disclosure. Hyperides Limited has filed its annual returns with the Companies Registry of Hong Kong pursuant to the requirements of the CO since its incorporation.

Supply of services

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SOSO”) which aims to consolidate and amend the law with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire under the contract) provides that:

(a)     where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and

(b)    where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the SOSO. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the SOSO, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Laws and regulations relating to employment

Pursuant to the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer of an employee covered by the MPFSO must take all practicable steps to ensure that the employee becomes a member of a registered Mandatory Provident Fund (“MPF”) scheme. An employer who, without reasonable excuse, fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all applicable employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee covered by the MWO is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2025, the statutory minimum hourly wage rate is HK$42.1 (approximately US$4.8). Failure to comply with MWO constitutes an offence under EO.

Regulations on personal data

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (‘‘PDPO’’), as amended, supplemented or otherwise modified from time to time places a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to this ordinance. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a data protection principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six data protection principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed of whether it is obligatory or voluntary for him/her to supply the data and the purpose for which the data is to be used;

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; and

•        the right to request access to and to request correction of his/her personal data.

Contravention with the Data Protection Principles may entitle the Privacy Commissioner for Personal Data to issue a written notice directing the data user to remedy and prevent recurrence of contravention. Contravention with the above notice is an offence and the offender is liable on (i) first conviction to a fine HK$50,000 and to imprisonment for two years, and if the offence continues after the conviction, to a daily penalty of HK$1,000; and (ii) second or subsequent conviction to a fine at HK$100,000 and to imprisonment for two years, and if the offence continues after the conviction, to a daily penalty of HK$2,000. It is a defense to the above offence if the data user shows that he exercised all due diligence to comply with the enforcement notice.

Regulation on copyright and intellectual property

Pursuant to the Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), a person may incur civil liability for ‘‘secondary infringement’’ if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner.

Pursuant to the Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 559A of the Laws of Hong Kong) in order to enjoy protection by the laws of Hong Kong. Any use of the trade mark by third parties without the consent of the registered owner is an infringement of the trade mark.

Inland Revenue Ordinance

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”) regulates taxes on property, earnings and profits in Hong Kong. The IRO provides that every person including corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. As at the date of this prospectus, the standard profits tax rate for corporations is at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations. Hyperides Limited is incorporated in Hong Kong and is subject to the profits tax rate outlined under the IRO. Our directors confirm that our Group had complied with the above applicable laws and regulations in all material aspects in Hong Kong for the fiscal years ended June 30, 2025, and 2024.

Licensed corporations under the SFO are subject to a number of ongoing requirements which include, but are not limited to, capital adequacy, financial reporting and audit, internal control and compliance, regulatory notifications and record keeping. Responsible officers who supervise the regulated activities of the licensed corporations and individuals responsible for carrying out the regulated activities in Hong Kong must satisfy suitability and qualification requirements (as well as maintenance of such requirements) and be approved by the SFC.

Substantial shareholders as defined under the SFO must also satisfy certain requirements as to their fitness and properness and be approved by the SFC. In Hong Kong, Hyperides Limited is a licensed corporation that is licensed for Type 1 (Dealing in Securities) and Type 4 (Advising on Securities) regulated activities.

In addition, the operation, marketing and promotion of investment-linked products and schemes, including long-term insurance schemes by insurers, are subject to authorization by the SFC. See “— Publicly offered investment products” in this section.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Mr. Wai Hung Lee	52	Chief Executive Officer and Chairman of Board of Directors
Mr. Kun Yang	35	Director and Chief Financial Officer
Mr. Swee Leng Seng*	62	Independent Director Nominee and Chair Nominee of the Audit Committee
Mr. Chee Lioy U*	58	Independent Director Nominee and Chair Nominee of the Compensation Committee
Mr. Sze Ho Chan*	38	Independent Director Nominee and Chair Nominee of the Nominating and Corporate Governance Committee

____________

*        The appointment of each independent director will be effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Below is a summary of the business experiences of each our executive officers and directors:

Mr. Wai Hung Lee is the founder of our company and has served as its sole director since August 21, 2025. He was appointed as Chief Executive Officer and Chairman of our board of directors on October 31, 2025. Mr. Lee has over 30 years of experience in the information technology industry and has been leading our Group since its inception. Prior to joining Hyperides Limited in May 2019, Mr. Lee held senior management positions at several leading technology companies. He served as director of Maxline Limited from June 2007 to April 2019, where he was responsible for technical solution advisory and the formulation of sales and marketing strategies, and as Senior Internetworking Engineer at Nortel Networks (Asia) Limited, where he designed and implemented Internet data center and application service provider network infrastructure solutions for the Asia-Pacific region. He also held management and technical positions at Hewlett-Packard Hong Kong Limited, A.S. Watson & Co., Limited, Federal Express, and General Electric Information Services Company Inc. Mr. Lee received a Bachelor of Science degree in Computer Science from Victoria University of Technology in Australia in 2000 and a Higher Diploma in Building Technology and Management from The Hong Kong Polytechnic University in 1995.

Mr. Kun Yang has served as our Chief Financial Officer since October 31, 2025. Mr. Yang has more than 10 years of experience in financial management, auditing, and capital market advisory, particularly in connection with U.S. and Hong Kong listings. He joined Hyperides Limited as Chief Financial Officer on September 1, 2025. From May 2023 to August 2025, Mr. Yang served as executive director and vice president of China International Corporate Management Limited (Shenzhen Office), where he led financial restructuring, red-chip structuring, and SEC regulatory compliance projects for pre-IPO and post-IPO clients. From March 2021 to May 2023, he was chief financial officer of Shenzhen JinFuzi Network Technology Co., Ltd., a fintech platform with over 800 employees, where he developed integrated financial reporting and tax optimization frameworks and managed corporate liquidity and equity investment due diligence. From January 2019 to February 2021, he served as senior financial manager of Shenzhen Elitimes Fund Management Co., Ltd., overseeing finance, compliance, and risk control functions for a fund group. Earlier in his career, from July 2013 to January 2019, Mr. Yang worked as a senior auditor at Deloitte and ShineWing CPA Firm (Guangzhou). Mr. Yang received a Master of Professional Accounting from Jinan University in 2021 and a Bachelor of Management from Hunan University of Technology and Business in 2013. He is a certified public accountant (CICPA) and holds both intermediate and senior accountant qualifications in the PRC.

Mr. Swee Leng Seng is an independent director nominee and will be appointed as one of our independent directors upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Seng has over 35 years of senior financial, operational, and management experience in the agribusiness, food production, commodities trading, and infrastructure sectors across Asia and Australia. From September 2021 to February 2025, he has served as Vice president, Head of Global Solutions at SATS Ltd. (Singapore), where he oversees international trading and supply chain initiatives. He also serves as an independent director of Pheton Holdings Ltd. (Nasdaq: PTHL) and Oriental Rise Holdings Ltd. (Nasdaq: ORIS), positions he has held since March 2024. From 2019 to 2020, Mr. Seng was a senior consultant to CapitaLand Group, leading sustainable agriculture and food security projects in China. Prior to that, he served as chief executive officer of Suprima Group in Sydney, Australia, where he successfully managed the turnaround of a major bakery supplier serving national quick-service restaurant chains, and as Chief Executive Officer of United Dairy Group in 2014, a dairy producer with operations in Hong Kong and Australia. Earlier in his career, from 2000 to 2013, Mr. Seng spent over a decade with Japfa Comfeed International Division and AustAsia Group, including serving as Chief Financial Officer, where he led multiple greenfield dairy investments in China and Southeast Asia. Mr. Seng received a Master of Business Administration from Heriot-Watt University in 1993, a Bachelor of Business Studies degree and a Graduate Diploma in Business from Edith Cowan University in 1986 and 1988, respectively. He is a Certified Practising Accountant (Australia) and Chartered Secretary (Australia). We believe Mr. Seng is well qualified to serve on our board of directors as an independent director based on his extensive management experience and deep financial knowledge.

Mr. Chee Lioy U is an independent director nominee and will be appointed as one of our independent directors upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. U has over 25 years of leadership experience in both the public and private sectors in Singapore, with a strong background in information technology transformation, workforce development, and digital solutions. Since June 2018, he has served as Chief Officer and Director of Aegis Building & Engineering Pte. Ltd., where he oversees corporate operations and has led the digitalization of project and financial management systems. From April 2018 to May 2022, he was Head of Public Sector of Southeast Asia at SAP Asia Pte. Ltd., responsible for driving strategic engagement and innovation initiatives for government clients across the region. In 2018, he was recognized with the SAP Southeast Asia “Enterprising Innovator” award. From June 2022 to August 2023 Mr. U served as Partner of Business Applications at NCS Singapore, where he managed SAP and Microsoft enterprise solution portfolios for the Asia-Pacific region. Earlier in his career, he held senior roles at the Singapore Ministry of Defence and SkillsFuture Singapore, leading national-level digital transformation and workforce development programs. Mr. U received a Master of Science degree in Skills and Workforce Development from Cardiff University in 2017 and a Bachelor’s degree in Chemical Engineering from the National University of Singapore in 1996. We believe Mr. U is well qualified to serve on our board of directors as an independent director based on his extensive leadership experience and deep expertise in digital transformation.

Mr. Sze Ho Chan is an independent director nominee and will be appointed as one of our independent directors upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Chan has over 11 years of experience in the financial services industry, covering margin financing, securities trading, asset management, and wealth management. Since December 2020, he has served as the Chief Executive Officer and director of Garden Stage Limited (Nasdaq: GSIW) and as director of its subsidiary, I Win Securities Limited, where he also serves as a Responsible Officer (RA1) supervising securities trading and private equity investment activities. From January 2018 to July 2020, Mr. Chan was a Senior Manager in the Wealth Management Division of CMBC Securities Company Limited, overseeing client investment portfolios and margin financing operations. From July 2011 to August 2017, he served as Manager in the Wealth Management Division of CITICS Securities International, where he was responsible for securities trading. Mr. Chan began his career in 2010 as an Account Executive at Polaris Securities (Hong Kong) Limited. He received a Bachelor of Construction Engineering and Management from the City University of Hong Kong in 2010 and a Higher Diploma in Building Technology and Management from the Hong Kong Polytechnic University in 2007. We believe Mr. Chan is well qualified to serve on our board of directors as an independent director based on his extensive management and industry experience in the financial services sector.

Arrangements and Understandings

To our knowledge, there are no arrangements or understandings with our major shareholders, customers, suppliers, or others, pursuant to which any of our directors or executive officers was selected to serve as a director or member of senior management.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Employment Agreements and Director Agreements

We have entered into employment agreements with each of our executive officers, which are filed as Exhibits 10.3 and 10.4 to the registration statement of which this prospectus forms a part.

Our employment agreement with Mr. Wai Hung Lee, our Chairman of the Board and Chief Executive Officer, has a term of 2 years commencing on October 31, 2025, and provides for an annual salary of $36,000. We may terminate Mr. Wai Hung Lee’s employment for cause at any time, or without cause upon three months’ advance written notice. Mr. Wai Hung Lee may resign at any time upon three months’ advance written notice. He is subject to customary confidentiality and intellectual property assignment obligations.

Our employment agreement with Mr. Kun Yang, our Chief Financial Officer, was entered into on October 31, 2025, with a term of two years and an annual salary of $36,000. The agreement includes termination, confidentiality, and intellectual property provisions substantially similar to those in contained in Mr. Lee’s agreement.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

We intend to enter into director agreements with each of our independent directors upon their appointment. These agreements will set forth the terms and conditions of their service, including compensation, and provide for standard indemnification and directors’ and officers’ liability insurance.

Controlled Company Exemption

Upon the completion of this offering, we will be a “controlled company” as defined under corporate governance rules of Nasdaq, because Mr. Wai Hung Lee, our founder, chairperson of the board of directors, chief executive officer, will beneficially own [•]% of our total issued and outstanding Shares (each with one vote), and all of our total issued and outstanding Class B Ordinary shares (each with twenty (20) votes), representing [•]% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional Shares, or [•]% of our total issued and outstanding Class A Ordinary Shares (each with one vote), and [•]% of our total issued and outstanding Class B Ordinary Shares (each with twenty (20) votes), representing [•]% of our total voting power, assuming that the option to purchase additional Shares is exercised by the underwriters in full. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

At this time, we do not intend to rely on these exemptions to corporate governance requirements as a controlled company. However, we may elect to do so in the future. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Principal Shareholders” and “Management — Controlled Company Exemption.”

Composition of our Board of Directors

Our board of directors currently consists of 2 directors and will consist of 5 directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors has determined that each of Chee Lioy U, Swee Leng Seng and Sze Ho Chan is an “independent director” as defined in the Nasdaq Listing Rules. Our board of directors is composed of a majority of independent directors.

Committees of the Board of Directors

Upon completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We intend to adopt a charter for each of the three committees prior to completion of this offering. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee will consist of Swee Leng Seng, Chee Lioy U and Sze Ho Chan, and will be chaired by Swee Leng Seng. We have determined that Swee Leng Seng, Chee Lioy U and Sze Ho Chan satisfy the requirements of Rule 5605(c)(2) of the Listing Rules of Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Chee Lioy U qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

•        reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing; and

•        meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.

Our compensation committee will consist of Swee Leng Seng, Chee Lioy U and Sze Ho Chan and will be chaired by Chee Lioy U. We have determined that Swee Leng Seng, Chee Lioy U and Sze Ho Chan satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        overseeing the development and implementation of compensation programs in consultation with our management;

•        at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•        at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•        at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•        reviewing executive officer and director indemnification and insurance matters; and

•        overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee will consist of Swee Leng Seng, Chee Lioy U and Sze Ho Chan and will be chaired by Sze Ho Chan. We have determined that Swee Leng Seng, Chee Lioy U and Sze Ho Chan satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experiences, expertise, diversity and availability of service to us;

•        developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•        evaluating the performance and effectiveness of the board as a whole.

Code of Business Conduct and Ethics

In connection with this offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to the company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association (as may be amended from time to time) and the class rights vested thereunder in the holders of the shares. Our company has a right to seek damages against any director who breaches a duty owed to us. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of officers; and

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in our share register.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law, our amended and restated memorandum and articles of association or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, listing rules of Nasdaq provide that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of their respective rules and listing standards, subject to conditions thereof. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters and Foreign Private Issuer Status

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit under section 16(b) of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 and Section 16(a) of the Exchange Act and related SEC rules.

Compensation of Directors and Executive Officers

For the fiscal years ended on June 30, 2024 and 2025, we paid an aggregate of $24,171 and $68,876, respectively in cash and benefits in-kind granted to or accrued on behalf of all of our members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide for pension, retirement or other similar benefits to our directors and executive officers.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase Shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of option, warrant, or other right or the conversion of any other security that are immediately exercisable or exercisable within 60 days of the date of this prospectus. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by him, subject to applicable community property laws.

Percentage of beneficial ownership is based on 15,000,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares issued and outstanding on an as-converted basis, in each case as of the date of this prospectus, and [•] Class A Ordinary Shares and [•] Class B Ordinary Shares issued and outstanding immediately after completion of this offering, assuming no exercise of the underwriters’ option to purchase additional Class A Ordinary Shares.

	Class A Ordinary Shares Beneficially Owned Before This Offering(1)		Class B Ordinary Shares Beneficially Owned Before This Offering(1)%		% of Aggregate Voting Power Before This Offering(1)(3)	Class A Ordinary Shares Beneficially Owned After This Offering(2)		Class B Ordinary Shares Beneficially Owned After This Offering(2)		% of Aggregate Voting Power After This Offering(2)(3)
Name of Beneficial Owners	Number	%	Number	%		Number	%	Number	%
Directors and Executive Officers†:
Wai Hung Lee(4)	10,500,000	70.00%	15,000,000	100.00%	98.57%	10,500,000	[•]	15,000,000	[•]	[•]
Kun Yang	—	—	—	—	—	—	—	—	—	—
Swee Leng Seng	—	—	—	—	—	—	—	—	—	—
Chee Lioy U	—	—	—	—	—	—	—	—	—	—
Sze Ho Chan	—	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group
5% shareholders:
GATEZINE LIMITED(5)	10,500,000	70.00%	15,000,000	100.00%	98.57%	10,500,000	—	15,000,000	[•]	[•]
LZG (BVI) LIMITED(6)	1,500,000	10.00%	—	—	0.48%	1,500,000	[•]	—	—	[•]

____________

*        Less than 1%.

†        Unless otherwise indicated, the business address of each of our directors and executive officer is Office B2 on 9th Floor, MG Tower, No. 133 Hoi Bun Road, Kowloon, Hong Kong.

(1)      The percentages are calculated based on 15,000,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares outstanding as of the date of this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Ordinary Shares and Class B Ordinary Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders, as no options are issued or outstanding.

(2)      Assumes no exercise of the underwriters’ over-allotment option and the issuance of [•] Class A Ordinary Shares in this offering. The percentages are calculated based on [•] Class A Ordinary Shares and [•] Class B Ordinary Shares outstanding immediately after the completion of this offering.

(3)      Pursuant to our memorandum and articles of association, our authorized share capital is $50,000, divided into 4,000,000,000 Class A Ordinary Shares with a par value of $0.00001 per share and 1,000,000,000 Class B Ordinary Shares with a par value of $0.00001 per share. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to twenty (20) votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

(4)      Mr. Wai Hung Lee holds 10,500,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares through GATEZINE LIMITED. Mr. Lee owns 100% of the equity interest in GATEZINE LIMITED and serves as its sole director. Accordingly, he has the power to direct the voting and disposition of all ordinary shares held by GATEZINE LIMITED and may therefore be deemed the beneficial owner of such shares.

(5)      Represents 10,500,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares held by GATEZINE LIMITED, which is beneficially owned and controlled by Mr. Wai Hung Lee. The registered address of GATEZINE LIMITED is located at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(6)      Represents 1,500,000 Class A Ordinary Shares held by LZG (BVI) LIMITED, which is beneficially owned and controlled by Mr. Dongliang Tan. The registered address of LZG (BVI) LIMITED is located at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

Record Holders in the United States

As of the date of this prospectus, to our knowledge, none of our outstanding Ordinary Shares are held by record holders in the United States.

Control of the Company

As of the date of this prospectus, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

RELATED PARTY TRANSACTIONS

Except as set forth below, during the past three fiscal years, and up to the date of this prospectus, we have not entered into any transactions or loans with any related parties, other than those described below with our key management personnel, Mr.Wai Hung Lee. Related parties include: (a) enterprises that directly or indirectly through one or more intermediaries’ control, are controlled by, or are under common control with our company; (b) associates; (c) individuals who, directly or indirectly, own an interest in the voting power of our company that provides them with significant influence over our company, and close members of such individuals’ families; (d) key management personnel, including directors and senior management, and close members of their families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d), or over which such a person is able to exercise significant influence.

Names of the related parties	Relationship with the Company
Wai Hung Lee	Shareholder, director and Chief Executive Officer of the Company

(a)    Amount due from a shareholder

	As of June 30,
	2024	2025
Wai Hung Lee(1)	$1,665,585	$440,685
	Years ended June 30,
	2024	2025
Director’s remunerations and benefits to Wai Hung Lee(2)	$24,171	$68,876
Dividend distributed to Wai Hung Lee(3)	—	(1,784,499)

The transactions with related parties are conducted on terms that, in management’s opinion, approximate arm’s length transactions.

____________

(1)      The balance represents payment to, net of proceeds from, Mr. Wai Hung Lee by the Company to facilitate his multiple personal needs in cash since 2020. The balance was interest-free, unsecured, and repayable on demand, and has been fully settled in November 2025 through an offsetting arrangement, whereby Mr. Wai Hung Lee paid operating expenses on behalf of the Company. Subsequent to June 30, 2025, no additional advances or loans have been made to Mr. Wai Hung Lee.

(2)      For the years ended June 30, 2025, and 2024, the Company paid the director remunerations of $68,876 and $24,171, respectively, and which has been settled directly to Mr. Wai Hung Lee through his current account with the Company.

(3)      On March 31, 2025, the Company declared a dividend of $1,784,499, which has been settled directly to Mr. Wai Hung Lee through his current account with the Company. No dividend was declared during the year ended June 30, 2024.

Future Related Party Transactions

After completion of this offering, the audit committee of our Board of Directors (which we will establish and which will consist solely of independent directors) must approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties. Related party transactions that we have previously entered into were not approved by independent directors, as we had no independent directors at that time.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands, or the “Cayman Companies Act,” on August 6, 2025. A Cayman Islands exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to hold an annual general meeting;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

As of the date immediately prior to this offering, (i) 15,000,000 Class A Ordinary Shares and, (ii) 15,000,000 Class B Ordinary Shares, are issued and outstanding. All of our issued and outstanding shares are fully paid.

The following are summaries of certain material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Shares.

Ordinary Shares

General

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares or warrants to bearer.

As of the date of this prospectus, our authorized share capital is USD50,000 divided into (i) 4,000,000,000 class A ordinary shares of par value USD0.00001 each and (ii) 1,000,000,000 class B ordinary shares of par value USD0.00001 each. As of the date of this prospectus, there are (i) 15,000,000 Class A Ordinary Shares and, (ii) 15,000,000 Class B Ordinary Shares, issued and outstanding. Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Dividends

Subject to the Companies Act and our amended and restated articles of association, our Company in general meeting may declare dividends in accordance with the respective rights of the Members but no dividend shall be declared in excess of the amount recommended by our board of directors.

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of Ordinary Shares under and in accordance with the articles:

(i)     the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and;

(ii)    our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Conversion

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a shareholder to any person or entity which is not an affiliate of such shareholder, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Shares. A sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Company’s register of members. The creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding fee simple ownership interest to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares upon the Company’s registration of the third party or its designee as a shareholder holding that number of Class A Ordinary Shares in the register of members.

Voting Rights

In respect of all matters subject to a shareholders’ vote, holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to the vote at general meetings (including extraordinary general meetings) of our company. Voting at any meeting of shareholders shall be determined by poll and not on a show of hands.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of all votes, calculated on a fully converted basis, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of all votes, calculated on a fully converted basis, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Under the Companies Act, a special resolution will be required in order for our company to effect certain important matters as stipulated in the Companies Act, such as a change of name or making changes to our amended and restated memorandum and articles of association.

Transfer of Shares

Subject to the Companies Act and our amended and restated articles of association and provided that a transfer of Shares complies with applicable rules of Nasdaq, a shareholder may transfer Shares to another person by completing an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or in such other form as our board of directors may approve, executed:

•        where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

•        where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors shall keep or cause to be kept a register of members as required by the Companies Act and may cause the Company to maintain one or more branch registers as contemplated by the Companies Act, provided that where the Company is maintaining one or more branch registers, the board of directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of members and updated within such number of days of any amendment having been made to such branch register as may be required by the Companies Act. The title to shares listed on Nasdaq may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of Nasdaq and, for these purposes, the register of members may be maintained in accordance with Section 40B of the Companies Act.

Where the Ordinary Shares of any class in question are not listed on or subject to the rules of Nasdaq, our board of directors may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid up share) or on which our Company has a lien. It may also decline to register a transfer of any share issued unless:

(a)     the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the board of directors of the Company may reasonably require to show the right of the transferor to make the transfer;

(b)    the instrument of transfer is in respect of only one class of shares;

(c)     the instrument of transfer is properly stamped, if required;

(d)    in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(e)     the shares transferred are fully paid up and free of any lien in favor of the Company; and

(f)     any applicable fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as the board of the directors of the Company may from time to time require, related to the transfer is paid to the Company.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Calls on Shares and Forfeiture of Shares

Subject to our amended and restated articles of association and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to us the amount called on his shares. A call may provide for payment to be by instalments. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid: (a) at the rate fixed by the terms of allotment of the share or in the notice of the call; or (b) if no rate is fixed, at ten per cent per annum. The Directors may waive payment of the interest wholly or in part.

If a call remains unpaid after it has become due and payable, our board of directors may, give to the person from whom it is due not less than 14 clear days’ notice requiring payment of: (a) the amount unpaid, (b) any interest which may have accrued and (c) any expenses which have been incurred by the Company due to that person’s default. The notice shall state the following: the place where payment is to be made; and (b) a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

If the requirements of any such notice are not complied with, the directors may, before the payment required by the notice has been made, resolve that any share the subject of that notice be forfeited. Such forfeiture will include all dividends or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with all expenses and interest from the date of forfeiture or surrender until payment.

Redemption of Shares

Subject to the Companies Act, our amended and restated articles of association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, we may by action of our directors:

•        issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

•        with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

•        purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Variations of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

General Meetings of Shareholders

Our Company not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings may be convened on the written requisition of one or more members entitled to attend and vote at our general meetings who (together) hold at least one tenth of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice must specify the day and the hour, place of the meeting, whether the meeting will be held virtually, at a physical place or both, if the meeting is to be held in any part at a physical place, the address of such place, if the meeting is to be held in two or more places or in any part virtually, the Electronic Communication Facilities (as defined in our amended and restated articles of association) that will be used to facilitate the meeting, including the procedures to be followed by any shareholder or other participant of the meeting who wishes to utilize such Electronic Communication Facilities for the purposes of attending and participating in such meeting and the general nature of that business.

Subject to the Companies Act, a meeting may be convened on shorter notice, subject to the Companies Act with the consent of the member or members who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that meeting:

Save as provided in the relevant Article of amended and restated memorandum and articles of association, no business shall be transacted at any general meeting unless a quorum is present in person or by proxy.

The quorum for a general meeting shall be: (a) if the Company has only one member: that member; (b) if the Company has more than one member: subject to Article 11.1(b)(ii) of the amended and restated memorandum and articles of association, two or more members holding shares carrying the right to vote at such general meeting; or for so long as any shares are listed on Nasdaq, one or more members holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company (except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company).

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)     increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)    consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)     sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s post-offering memorandum of association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

(d)    cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which its capital is divided; and

(e)     convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital in any way.

Certain Cayman Islands Company Considerations

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may obtain an undertaking against the imposition of any future taxation;

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the UK. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is affected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)     the statutory provisions as to the required majority vote have been met;

(b)    the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)     the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)    the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•        an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

•        an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, dishonesty, willful default or willful neglect. Our Articles provide to the extent permitted by Cayman Islands law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles of association.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Cayman Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Cayman Companies Act, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Removal of directors are governed by the terms of our amended and restated articles of association. Under our amended and restated articles of association, directors may be removed by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes by the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)     the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)    the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)     the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

For the purpose of this privacy notice, “you” or “your” shall mean the subscriber and shall also include any individual connected to the subscriber.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed, or (d) where you otherwise consent to the processing of personal data for any other specific purpose. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should transmit this document to those individuals for their awareness and consideration.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you do not wish to provide us with requested personal data or subsequently withdraw your consent, you may not be able to invest in our Company or remain invested in our Company as it will affect our ability to manage your investment.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Economic Substance Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands in January 2019introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities.” An exempted company incorporated in the Cayman Islands as is our Company is an in-scope Cayman Islands entity; however, it does not include an entity that is tax resident outside the Cayman Islands. Our Company being a holding company with no material operations will likely be subject to more limited substance requirements. However, as it is a relatively new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. Failure to satisfy applicable requirements may subject us to penalties under the Substance Act.

Listing

We have applied to list our Class A Ordinary Shares on Nasdaq under the symbol HYRD.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our Shares. We cannot assure you that a liquid trading market for our Shares will develop on Nasdaq or be sustained after this offering. Future sales of substantial amounts of Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Shares. Further, since a large number of our Shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have [•] Class A Ordinary Shares outstanding. All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect prevailing market prices of our Class A Ordinary Shares. Prior to this offering, there has been no public market for our Class A Ordinary Shares, and while we intend to submit application for the Shares to be listed on Nasdaq, we cannot assure you that a regular trading market will develop in the Shares.

Lock-Up Agreements

We, our directors and executive officers, and our 5% or more shareholders have agreed, subject to some exceptions as set forth in the lock-up agreement and summarized below, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for a period of six (6) months after the closing of the offering:

•        offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or capital stock of our Company, including any securities convertible into or exercisable or exchangeable for such Class A Ordinary Shares or capital stock, or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Class A Ordinary Shares or capital stock whether any such transaction described above is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise.

The lock-up restrictions with respect to the insider lock-up parties will not apply to any transfers made by each insider lock-up party (a) as a bona fide gift to any member of the immediate family (for this purpose, “immediate family” means any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin) of such insider lock-up party or to a trust the beneficiaries of which are exclusively such insider lock-up party or members of such insider lock-up party’s immediate family, (b) by will or intestate succession upon the death of the insider lock-up party, (c) as a bona fide gift to a charity or educational institution, or (d) if the insider lock-up party is or was an officer, director or employee of the Company, to the Company pursuant to the Company’s right of repurchase upon termination of the undersigned’s service with the Company.

Rule 144

All of our Shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•        1% of the then outstanding Ordinary Shares of the same class; or

•        the average weekly trading volume of our Ordinary Shares on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting Company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director may resell their restricted shares in an “offshore transaction” under Regulation S if:

•        none of the shareholder, its affiliate, nor any person acting on their behalf engages in directed selling efforts in the United States, and

•        in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee, or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

CERTAIN INCOME TAX CONSIDERATIONS

The following are certain material Cayman Islands tax, Hong Kong tax and U.S. federal income tax considerations relevant to an investment in our Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding the Cayman Islands the Hong Kong, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Taxation

The following is a discussion on Hong Kong taxation, which is a general summary of present law and is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Hong Kong law.

Profits Tax on Our Company

Our Company will be subject to Hong Kong profits tax in respect of profits arising in or derived from Hong Kong at the current rate of 16.5%, unless such profits are chargeable under the half-rate of 8.25% that may apply for the first HK$2 million of assessable profits for years of assessment beginning on or after 1 April 2018.

Tax on Dividends Received by Shareholders

No tax is payable in Hong Kong in respect of dividends paid by our Company.

Profits Tax on Shareholders

Hong Kong profits tax will not be payable by any Shareholders (other than Shareholders carrying on a trade, profession or business in Hong Kong and holding the Shares for trading purposes) on any capital gains made on the sale or other disposal of the Shares. Shareholders should take advice from their own professional advisers as to their particular tax position.

Stamp Duty

Hong Kong stamp duty will be charged on the sale and purchase of Shares at the current rate of 0.2% of the consideration for, or (if greater) the value of, the Shares being sold or purchased, whether or not the sale or purchase is on or off the Stock Exchange. The Shareholder selling the Shares and the purchaser will each be liable for one-half of the amount of Hong Kong stamp duty payable upon such transfer. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Shares.

Certain Material United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        underwriters;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        grantor trusts;

•        subchapter S corporations;

•        broker-dealers;

•        taxpayers that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        the Company’s officers or directors;

•        holders who are not U.S. Holders;

•        persons that directly, indirectly, or constructively own 5% or more of the total combined voting power or total value of all classes of our stock; or

•        partnerships (including entities and arrangements classified as partnerships) for U.S. federal income tax purposes and any beneficial owners of such partnerships.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement classified as a partnership) for U.S. federal income tax purposes is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

PERSONS CONSIDERING AN INVESTMENT IN OUR CLASS A ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any Hong Kong tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a passive foreign investment company (“PFIC”) for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. The United States has not entered into a comprehensive tax treaty with either Hong Kong or the Cayman Islands. However, it is our intention that our Class A Ordinary Shares be approved for listing on a national securities exchange in the United States (such as Nasdaq). If we are listed on a national securities exchange in the United States and otherwise meet the above requirements, dividends we pay on our Class A Ordinary Shares would be eligible for the reduced rates of taxation described in this paragraph unless we were a PFIC. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate, and there can be no assurances as to whether Class A Ordinary Shares will be readily tradable on an established securities market in the United States for our current taxable year or any subsequent taxable year.

Dividends paid with respect to our Class A Ordinary Shares will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, generally, cash and cash equivalents may be categorized as passive assets and the company’s goodwill and other unbooked intangibles may be categorized as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets, and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A Ordinary Shares, which could be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, if any, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We expect to enter into an underwriting agreement dated on the date of this prospectus with the underwriters named below, for whom Maxim Group LLC is acting as the Representative with respect to the Class A Ordinary Shares in this offering (the “Underwriting Agreement”). The underwriters may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the Underwriting Agreement, we have agreed to issue and sell to the Representative the number of shares indicated below:

Name	Number of shares
Maxim Group LLC
Total

The Representative is offering the shares subject to its acceptance of the shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the Representative to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Representative is obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the Representative is not required to take or pay for the shares covered by the Representative’s over-allotment option described below.

Over-Allotment Option

We have agreed to grant to the Representative an over-allotment option, exercisable within 45 days after the closing of the offering, to purchase up to an additional [•] Class A Ordinary Shares (15% of the Class A Ordinary Shares offered to the public) at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The Representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

Discounts and Expenses

The Representative has advised us that it proposes to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. The Underwriter may allow, and certain dealers may reallow, a discount from the concession to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the Representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the Representative as stated herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.

The underwriting discount is equal to 7% of the public offering price on each of the Class A Ordinary Shares being offered.

The table below shows the initial public offering price per Class A Ordinary Share, underwriting discounts to be paid by us, and the proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Representative’s option to purchase up to an additional [•] Class A Ordinary Shares.

Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Initial public offering price(1)	$	$	$
Underwriting discounts to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      Initial public offering price per share is assumed as $ [•] per Class A Ordinary Share, the mid-point of the estimated public offering price range shown on the cover page of this prospectus.

We have agreed to reimburse the Representative up to a maximum of $150,000 for out-of-pocket accountable expenses in the event of a closing of this offering, and shall not exceed $100,000 in the event that there is not a closing of this offering, including, but not limited to travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow, and background check of the Company’s principals.

We paid an advanced expense deposit of $40,000 to the Representative upon the execution of the engagement letter between us and the Representative dated October 6, 2025 (the “Engagement Letter”) for the Representative’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We also agreed to pay the Representative a non-accountable expense, equal to one percent (1.0%) of the gross proceeds received by us from the sale of the Class A Ordinary Shares in this offering.

Except as disclosed in this prospectus, the Representative has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol HYRD. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Right of First Refusal

In addition, for a period of twelve (12) months from the closing of this offering, the Company agrees to grant the Representative the right of first refusal with a minimum of fifty percent (50%) economics (the “Right of First Refusal”) to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such twelve (12) month period of the Company, or any successor to or any subsidiary of the Company. The Company shall not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain the Representative. Notwithstanding the foregoing, the Right of First Refusal does not apply to (a) issuances of securities under employee benefit plans of the Company; (b) issuances of securities as full or partial consideration in connection with a merger, acquisition, joint venture, or other strategic transaction; or (c) equipment financing or other ordinary course credit facilities.

Tail Financing

During the twelve (12)-month period following the completion of the offering, in the event that the Company completes any financing of equity, equity-linked, convertible or debt or other capital raising activity with, or receives any proceeds from, any of the investors introduced by the Representative during the engagement, the Representative shall be entitled to a cash fee equal to seven percent (7%) of the gross proceeds received by the Company upon the closing of such financing or receipt of such proceeds; provided, that pursuant to FINRA Rule 5110(g)(5), the Company retains the right to terminate the engagement with the Representative “for cause”, which means the Representative’s material failure to provide the underwriting services, and any such termination will eliminate any obligation of the Company to pay any cash fee pursuant to this paragraph.

Lock-up Agreements

We have agreed that, subject to certain exceptions as set forth in the underwriting agreement and summarized below, we will not without the prior written consent of the underwriters, during the period ending 6 months after the closing of the offering (the “restricted period”):

•        sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company, or issue shares of capital stock of our Company upon the conversion, exercise or exchange of currently outstanding securities, except for (i) the issuance of Class A Ordinary Shares, capital stock or options issued under the Company’s incentive plan, (ii) the issuance of the Class A Ordinary Shares or capital stock upon the exercise or conversion of securities that are issued and outstanding on the date of the underwriting agreement as approved by the representative, and (iii) the issuance of Class A Ordinary Shares or capital stock pursuant to strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith within 180 days following the closing date of the offering;

•        file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise.

Each of our directors and officers named in the section “Management”, and all of our existing shareholders that own 5% or more of each class of our Ordinary Shares (the “insider lock-up parties”) have agreed that, subject to certain exceptions as set forth in the lock-up agreement and summarized below, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for a period of six (6) months after the closing of the offering:

•        offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or capital stock of our Company, including any securities convertible into or exercisable or exchangeable for such Class A Ordinary Shares or capital stock, or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Class A Ordinary Shares or capital stock whether any such transaction described above is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise.

The lock-up restrictions with respect to the insider lock-up parties will not apply to any transfers made by each insider lock-up party (a) as a bona fide gift to any member of the immediate family (as defined below) of such insider lock-up party or to a trust the beneficiaries of which are exclusively such insider lock-up party or members of such insider lock-up party’s immediate family, (b) by will or intestate succession upon the death of the insider lock-up party, (c) as a bona fide gift to a charity or educational institution, or (d) if the insider lock-up party is or was an officer, director or employee of the Company, to the Company pursuant to the Company’s right of repurchase upon termination of the undersigned’s service with the Company.

Pricing of the Offering

Prior to this offering, there has been no public market for the Class A Ordinary Shares. The initial public offering price will be determined by negotiations between us and the underwriters. In determining the initial public offering price, the underwriter and we expect to consider a number of factors, including:

•        the information set forth in this prospectus and otherwise available to the underwriters;

•        our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        our prospects for future earnings;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•        other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our Class A Ordinary Shares or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Listing

We have applied to list our Class A Ordinary Shares for listing on the Nasdaq under the symbol “HYRD”. We make no representation that such application will be approved or that our Class A Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Class A Ordinary Shares will be so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Underwriter or by its affiliates. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as an underwriter, and should not be relied upon by investors. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Class A Ordinary Shares will be determined through negotiations between us and the Underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Class A Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Class A Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq, in the over-the-counter market, or otherwise.

Selling Restrictions

No action may be taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

In addition to the public offering of the Class A Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Class A Ordinary Shares in certain countries and regions.

Cayman Islands.    This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the Class A Ordinary Shares, whether by way of sale or subscription. The underwriter has not offered or sold, and will not offer or sell, directly or indirectly, any Class A Ordinary Shares in the Cayman Islands.

Hong Kong.    This prospectus may not be circulated or distributed in Hong Kong. Please note that the Class A Ordinary Shares have not been offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Class A Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China.    This prospectus has not been and will not be circulated or distributed in the PRC, and Class A Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Taiwan.    The Class A Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Class A Ordinary Shares in Taiwan.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant Member State”), an offer to the public of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common stock may be made at any time:

•        To any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•        To fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•        In any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

Notice to prospective investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

(a)     to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1of the French Code monétaire et financier;

(b)    to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)     in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Singapore

The securities represented may not be offered or sold, nor may any document or other material in connection with such securities be distributed, either directly or indirectly, (i) to persons in Singapore other than under circumstances in which such offer or sale does not constitute an offer or sale of such securities to the public in Singapore or (ii) to the public or any member of the public in Singapore other than pursuant to, and in accordance with the conditions of, an exemption invoked under division 5a or part iv of the companies act, chapter 50 of Singapore and to persons to whom the securities may be offered or sold under such exemption.

Notice to prospective investors in United Kingdom

None of our common stock have been offered or will be offered to the public in the United Kingdom except that our common stock may be offered to the public in the United Kingdom at any time:

•        To any legal entity which is a qualified investor as defined in as defined under Article 2 of the UK Prospectus Regulation;

•        To fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•        In any other circumstances falling within Section 86 of the FSMA,

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Section 85 of the FSMA.

For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In addition, in the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, with all such persons together being referred to as relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to prospective investors in the Russian Federation

This prospectus or information contained therein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities in the Russian Federation to or for the benefit of any Russian person or entity, and does not constitute an advertisement or offering of any securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this prospectus is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of Article 51.2 of the Federal Law no. 39-FZ dated 22 April 1996 “On the securities market” (as amended) (“Russian QIs”) and must not be distributed or circulated into the Russian Federation or made available in the Russian Federation to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law.

Notice to prospective investors in Kazakhstan

This prospectus does not constitute an offer, or an invitation to make offers, to sell, purchase, exchange or otherwise transfer shares in Kazakhstan to or for the benefit of any Kazakhstan person or entity, except for those persons or entities that are capable to do so under the legislation of the Republic of Kazakhstan and any other laws applicable to such capacity of such persons or entities. This prospectus shall not be construed as an advertisement (i.e., information intended for an unlimited group of persons which is distributed and placed in any form and aimed to create or maintain interest in the Company and its merchandise, trademarks, works, services and/or its securities and promote their sales) in, and for the purpose of the laws of, Kazakhstan, unless such advertisement is in full compliance with Kazakhstan laws.

Notice to prospective investors in Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares under the Israeli Securities Law, 5728 – 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 – 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”) or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 – 1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The Company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 – 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our shares to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 – 1968. In particular, we may request, as a condition to be offered shares, that each Qualified Investor will represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 – 1968 and the regulations promulgated thereunder in connection with the offer to be issued shares; (iv) that the shares that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 – 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 – 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Notice to prospective investors in the United Arab Emirates

This prospectus has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the ‘‘UAE’’), the Securities and Commodities Authority (the ‘‘SCA’’) or any other relevant licensing authority in the UAE (including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the UAE including, without limitation, the DFSA, a regulatory authority of the Dubai International Financial Centre and the Financial Services Marketing Authority of the Abu Dhabi Global Market), and does not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 1 of 2015 (as amended) or otherwise, does not constitute an offer in the UAE in accordance with the SCA Chairman Resolution No. 3/R.M. of 2017 Concerning the Regulation of Promotion and Introduction, and further does not constitute the brokerage of securities in the UAE in accordance with the Board Decision No. 27 of 2014 Concerning Brokerage in Securities.

This prospectus is not intended to, and does not, constitute an offer, sale or delivery of shares or other securities under the laws of the UAE. Each underwriter has represented and agreed that the shares have not been and will not be registered with the SCA or the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or any other UAE regulatory authority or exchange. The issue and/or sale and/or marketing of the shares has not been approved or licensed by the SCA, the UAE Central Bank or any other relevant licensing authority in the UAE. The SCA accepts no liability in relation to the marketing, issuance and/or sale of the shares and is not making any recommendation with respect to any investment. Nothing contained in this prospectus is intended to constitute UAE investment, legal, tax, accounting or other professional advice. This prospectus is for the information of prospective investors only and nothing in this prospectus is intended to endorse or recommend a particular course of action. Prospective investors should consult with an appropriate professional for specific advice rendered on the basis of their situation.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer as that term is defined in Article 14(3)(a) of the DIFC Markets Law 2012 (as amended) and Rule 2.3 of the Markets Rulebook of the Dubai Financial Services Authority (“DFSA”). This prospectus Supplement is intended for distribution only to persons of a type specified in Rules 2.3.1(a) and 2.3.1(b) of the DFSA Markets Rulebook. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents relating to Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to prospective investors in United Arab Emirates Outside of the DIFC and the ADGM

This prospectus has not been reviewed, approved, or licensed by the Securities and Commodities Authority (“SCA”) and does not constitute a public offering of securities in the UAE as that term is defined in SCA Chairman Resolution No. 13/R.M. of 2021 Concerning the Regulations Manual of the Financial Activities and Status Regularization Mechanisms Rulebook (“SCA Rulebook”). This Prospectus Supplement will only be made available on an exempt Private Offering basis pursuant to Article 6, Chapter 5, of Section 3 of the SCA Rulebook to Professional Investors or Counterparties, as each of the terms is defined in the SCA Rulebook, respectively, or on a reverse solicitation basis. Nothing in this Prospectus Supplement constitutes the provision of any type of financial service engagement in any of the financial activities set out in Article 1, Chapter 2 of the SCA Rulebook.

The SCA accepts no liability in relation to the marketing, issuance and/or sale of the shares and is not making any recommendation with respect to any investment. Nothing contained in this prospectus is intended to constitute UAE investment, legal, tax, accounting or other professional advice. This prospectus is for the information of prospective investors only and nothing in this prospectus is intended to endorse or recommend a particular course of action. Prospective investors should consult with an appropriate professional for specific advice rendered on the basis of their situation.

Notice to prospective investors in Abu Dhabi Global Market (“ADGM”)

This Prospectus Supplement relates to an Exempt Offer as that term is defined in Rule 4.3.1 of the Markets Rulebook of the Financial Services Regulatory Authority (“FSRA”). This Prospectus Supplement is intended for distribution only to persons of a type specified in 4.3.1 of the FSRA Markets Rulebook. It must not be delivered to, or relied on by, any other person. The FSRA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The FSRA has not approved this Prospectus Supplement nor taken steps to verify the information set forth herein and has no responsibility for the Prospectus Supplement. The Common Shares to which this Prospectus Supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Common Shares offered should conduct their own due diligence on the Common Shares. If you do not understand the contents of this Prospectus Supplement you should consult an authorized financial advisor.

Notice to prospective investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. This document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Notice to prospective investors in Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Nasdaq listing fee, and the FINRA filing fee, all amounts are estimates.

SEC Registration Fee	$	*
Nasdaq Listing Fee	$	*
FINRA Filing Fee	$	*
Legal Fees and Expenses	$	*
Accounting Fees and Expenses	$	*
Printing and Engraving Expenses	$	*
Miscellaneous Expenses	$	*
Total	$	*

____________

*        To be filed by amendment.

LEGAL MATTERS

Loeb & Loeb LLP is acting as counsel to our Company regarding U.S. securities law matters. The validity of the Shares offered hereby will be passed upon for us by Ogier. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Hunter Taubman Fischer & Li LLC. Legal matters as to Hong Kong law will be passed upon for us by P. Y. Cheung & Co. Solicitors. Legal matters as to PRC law will be passed upon for us by Allbright Law Offices (Fuzhou). Loeb & Loeb LLP may rely upon Ogier with respect to matters governed by Cayman Islands law, P. Y. Cheung & Co. Solicitors with respect to matters governed by Hong Kong law and Allbright Law Offices (Fuzhou) with respect to matters governed by PRC law.

EXPERTS

The financial statements of Hyperides Limited as of and for the fiscal years ended June 30, 2024 and 2025 included in this prospectus have been so included in reliance on the report of Marcum Asia CPAs LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing. The business address of Marcum Asia CPAs LLP is 7 Pennsylvania Plaza, Suite 830, New York, NY 10001, the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

HYPERIDES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Hyperides Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Hyperides Limited (the “Company”) as of June 30, 2024 and 2025, the related statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America (“US GAAS”). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2025.

New York, New York

February 9, 2026

HYPERIDES LIMITED
BALANCE SHEETS
AS OF JUNE 30, 2024 AND 2025
(Stated in US Dollars)

	As of June 30,
	2024	2025
ASSETS
Current assets
Cash	$269,224	$247,166
Accounts receivable	9,143,796	2,395,225
Prepayment and other current assets	35,393	3,687,729
Amount due from a shareholder	1,665,585	440,685
Total current assets	11,113,998	6,770,805

Non-current assets
Deferred tax assets	396	—
Operating lease right-of-use assets	2,939	41,497
Property and equipment, net	666	351,035
Other non-current assets, net	—	10,482
Total non-current assets	4,001	403,014
Total assets	11,117,999	7,173,819

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	2,033,958	2,646,961
Accounts payable	7,671,358	1,435,167
Accrued expenses and other current liabilities	5,394	3,352
Contract liabilities	94,458	2,578,809
Tax payable	104,310	83,090
Operating lease liabilities, current portion	3,016	38,872
Total current liabilities	9,912,494	6,786,251

Non-current liabilities
Operating lease liabilities, non-current portion	—	3,302
Deferred tax liabilities	—	57,459
Total non-current liabilities	—	60,761
Total liabilities	9,912,494	6,847,012

Commitments and contingencies	—	—

Shareholders’ equity:
Ordinary share, par value $0.13, 1 share authorized, issued and outstanding as of June 30, 2024 and 2025	—	—
Accumulated other comprehensive income	3,171	3,569
Retained earnings	1,202,334	323,238
Total shareholders’ equity	1,205,505	326,807

Total liabilities and shareholders’ equity	$11,117,999	$7,173,819

The accompanying notes are an integral part of these financial statements.

HYPERIDES LIMITED
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars, except for share and per share data, or otherwise noted)

	Years ended June 30,
	2024	2025
Revenues:
– IT Solution	$7,242,606	$8,099,113
– Maintenance and Support Services	63,988	195,583
Total revenues	7,306,594	8,294,696
Cost of revenues:
– IT Solution	(6,361,965)	(6,793,264)
– Maintenance and Support Services	(40,753)	(72,042)
Total cost of revenues:	(6,402,718)	(6,865,306)
Gross profit	903,876	1,429,390

Operating expenses:
Selling and marketing expenses	—	(56,199)
General and administrative expenses	(131,189)	(252,701)
Total operating expenses	(131,189)	(308,900)

Operating income	772,687	1,120,490

Other income	424	96,691
Interest income	416	584
Interest expense	(136,889)	(158,302)
Other operating expenses, net	(136,049)	(61,027)
Income before income taxes	636,638	1,059,463
Income tax expenses	(83,491)	(154,060)
Net income	553,147	905,403
Foreign currency translation adjustment	3,091	398
Total comprehensive income	$556,328	$905,801

Weighted average number of ordinary share – basic and diluted	1	1
Earnings per share attributable to the ordinary shareholder:
Ordinary share – basic and diluted	$553,147	$905,403

The accompanying notes are an integral part of these financial statements.

HYPERIDES LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

	Ordinary shares		Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
		Amounts
Balance as of June 30, 2023	1	$—	$649,187	$80	$649,267
Net income	—	—	553,147	—	553,147
Foreign currency translation adjustments	—	—	—	3,091	3,091
Balance as of June 30, 2024	1	—	1,202,334	3,171	1,205,505
Net income			905,403	—	905,403
Dividend declared	—	—	(1,784,499)	—	(1,784,499)
Foreign currency translation adjustments	—	—	—	398	398
Balance as of June 30, 2025	1	$—	$323,238	$3,569	$326,807

The accompanying notes are an integral part of these financial statements.

HYPERIDES LIMITED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

	Years ended June 30,
	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$553,147	$905,403
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,361	573
Amortization of right-of-use assets	35,214	38,333
Deferred income tax	(342)	58,304
Changes in operating assets and liabilities:
Accounts receivable	(2,919,506)	6,752,240
Prepayment and other current assets	271,908	(3,691,504)
Accounts payable	2,559,100	(6,243,738)
Contract liabilities	(263,311)	2,504,183
Accrued expenses and other liabilities	1,669	(2,029)
Lease liabilities	(35,612)	(37,728)
Tax payable	83,832	(20,829)
Cash provided by operating activities	288,460	263,208

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	—	(350,940)
Net cash used in investing activities	—	(350,940)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from bank borrowings	19,444	860,232
Repayment of bank borrowings	(270,944)	(231,598)
Repayments from the shareholder	418,780	1,921,526
Advances to the shareholder	(263,620)	(2,480,491)
Net cash (used in) provided by financing activities	(96,340)	69,669

Effect of exchange rate changes on cash	1,178	(3,995)
Net increase (decrease) in cash	192,120	(18,063)
Cash at beginning of year	75,926	269,224
Cash at end of year	$269,224	$247,166

Supplemental disclosure information:
Income tax paid	—	(116,585)
Interest paid	$(136,889)	$(158,302)
Supplemental non-cash in investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	(77,206)
Settlement of dividend distribution with amount due from a shareholder	$—	$(1,784,499)

The accompanying notes are an integral part of these financial statements.

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 1 — BUSINESS OVERVIEW

Hyperides Limited (“Hyperides HK” or “the Company”) was incorporated in Hong Kong on November 15, 2017. Hyperides HK is principally engaged in provision of a broad range of IT-related services in Hong Kong, including IT solution and maintenance and support services solutions, serving mainly local and international clients across various industries, including property, retail and game industry.

HYPERIDES HOLDINGS LTD (“Hyperides”) was incorporated in the Cayman Islands on August 6, 2025 as an investment holding company.

Reorganization

As described below, Hyperides, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries and so as the new listing vehicle who will prepare the consolidated accounts for US reporting purposes.

A reorganization of the legal structure was completed on September 30, 2025. Wai Hung Lee transferred all of his shareholding in Hyperides Limited to Hyperides (BVI) Limited (“Hyperides BVI”), and as consideration, Hyperides being the parent holding company of Hyperides BVI, issued 15,000,000 Class A Ordinary Shares with a par value of $0.00001 each and 15,000,000 Class B Ordinary Shares with a par value of $0.00001 each to GATEZINE LIMITED, a BVI company 100% owned by Mr. Wai Hung Lee, the founder, chairperson of the board of director, and chief executive officer of Hyperides.

Hyperides’s subsidiaries and affiliated entities were as follows:

Subsidiaries	Date of incorporation	Jurisdiction of formation	Percentage of direct/indirect economic ownership	Principal activity
Hyperides (BVI) Limited (“Hyperides BVI”)	August 26, 2025	British Virgin Islands	100%	Investment holding
Hyperides HK	November 15, 2017	Hong Kong	100%	Provision of IT solutions and related services

Before and after the Reorganization, Hyperides, together with its subsidiaries, is effectively controlled by the same shareholder, and the Reorganization is considered a reorganization of entities under common control.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in conformity with the requirements of the Securities Exchange Commission (the “SEC”).

(b)    Use of estimates and assumptions

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

(c)     Functional currency and foreign currency translation

The Company uses the United States Dollar (“US$”, or “$”) as its reporting currency whereas HK$ as functional currency The functional currencies are the respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the period. Gains or losses resulting from foreign currency transactions are included in the accompanying statement of statements of operations and comprehensive income.

Translations of amounts in the balance sheets from HK$ into US$ as of June 30, 2024 and 2025, were calculated at the noon buying rate of US$1 = HK$7.8083 and US$1 = HK$7.8499, respectively. The translations of amounts in the statements of income and comprehensive income, statements of changes in shareholders’ equity and statements of cash flows from HK$ into US$ for the year ended June 30, 2024 and 2025, were calculated at the average noon buying rate of US$1 = HK$7.8190 and US$1 = HK$7.7893, respectively, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

(d)    Cash

Cash primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains its bank accounts in Hong Kong. Deposit accounts denominated in Hong Kong Dollars, or any other currencies at the banks and financial institutions who are the members of Deposit Protection Scheme will be covered up to a limit of HK$500,000 (approximately $64,102) per depositor per scheme member by Hong Kong Deposit Protection Board in an event of bank failure. The Company has not experienced any losses in bank accounts and believe its credit risk is not significant.

(e)     Accounts receivable

Accounts receivable represent the amounts that the Company has an unconditional right to consideration. Accounts receivable is recorded at the transaction price, representing the consideration the Company expects to be entitled to in exchange for satisfying performance obligations. The Company’s payment terms are typically between 30 to 90 days.

The Company estimates its allowance for credit losses using a forward-looking model that incorporates historical collection experience, current economic conditions, reasonable and supportable forecasts of future economic conditions and changes in the Company’s customer collection trends. The allowance is determined through portfolio-level analysis, which applies a historical loss rate to pools of receivables with similar risk characteristics, adjusted for expected changes in the macroeconomic environment and industry trends. As of June 30, 2024 and 2025, no provision for credit losses was recognized.

Receivables are written off against the allowance when all reasonable collection efforts have been exhausted and management determines that the likelihood of collection is remote. The timing of the write-off is based on specific criteria, including the length of time a receivable has been past due, customer bankruptcy, and other significant credit events.

(f)     Prepayment and other assets

Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2024 and 2025, management believes that the Company’s prepayment and other assets are not impaired.

(g)    Leases

The Company accounts for leases under ASC Topic 842, Leases. The Company determines if an arrangement contains a lease at inception by evaluating whether the Company obtains the right to control the use of an identified asset for a period in exchange for consideration.

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease liabilities are initially measured at the present value of the unpaid lease payments, discounted using the interest rate implicit in the lease, if readily determinable. If the implicit rate is not available, the Company uses its incremental borrowing rate, which is determined based on the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment. Right-of-use asset is initially recognized based on the present value of the corresponding lease liability, adjusted for any prepayments, lease incentives received or initial direct costs incurred.

Leases with an initial term of twelve months or less are not recorded on the balance sheets, and accordingly, lease expense for these short-term leases is recognized on a straight-line basis over the lease term. The Company combines lease and non-lease components together in determining the minimum lease payments for all leases.

Lease liabilities are remeasured when there is a change in the lease term, a change in the assessment of an option to purchase the underlying asset, or if there is a modification to the terms of the lease. Adjustments to lease liabilities are reflected in corresponding changes to the right-of-use assets.

(h)    Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated using the straight-line method with no residual value over the estimated useful lives of the respective assets, beginning when the asset is available for use. The estimated useful lives are determined based on the nature and expected use of the asset and are reviewed periodically to ensure they remain appropriate. The estimated useful lives for major asset categories are as follows:

Office equipment	5 years
Office furniture and fittings	5 years
Leasehold improvement	Shorter of 5 years or the remaining lease term

The Company assesses impairment of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such indicators are present, the Company compares the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and the asset’s fair value, which is generally determined based on discounted cash flows or appraisals.

(i)     Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset Company may not be fully recoverable. Indicators of impairment include, but are not limited to, significant adverse changes in market conditions, a decline in the operating performance of an asset Company, changes in the use of the assets, regulatory or economic changes or plans to sell or dispose of the assets.

The Company assess the recoverability of the long-lived assets by comparing the carrying amount of the asset Company to the future undiscounted net cash flows expected to be generated by the asset Company over its remaining useful life. If the carrying amount of the long-lived assets exceeds the expected undiscounted cash flows, an impairment loss is recognized to the extent that the carrying amount exceeds its fair value of the asset Company and is included as part of operating expenses.

The fair value estimates are subject to change as a result of many factors including, among others, any changes in our business plans, changing economic conditions and the competitive environment. Should actual cash flows and our future estimates vary adversely from those estimates we used, we may be required to recognize additional impairment charges in future years. As of June 30, 2024 and 2025, no impairment of long-lived assets was recognized.

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)     Contract liabilities

Billing practices for the Company’s contracts are governed by the contract terms of each project and are typically based on the point of time when performance obligations were satisfied for the IT Solution service and on the time-elapsed method for the maintenance and support service. Billings do not necessarily correlate with revenue recognized under the time-elapsed method. The Company records the contract liabilities to account for these differences in timing.

Contract liabilities are recognized when the customers pay consideration before the Company recognizes the related revenue. Contract Liabilities are recognized when the customers pay consideration before the Company recognizes the related revenue.

(k)    Revenue recognition

The Company applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The Company’s revenue contracts represent a single performance obligation to provide its services to customers. Revenue from the provision of services to customers is recognized when obligations under the terms of a contract with the customer are satisfied; generally, this occurs with the transfer of control to customers, typically upon customer acceptance depending on the terms of the contract.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less. The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less. As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The Company’s revenues are primarily generated from (i) IT solution; and (ii) maintenance and support services.

IT solution

IT solution refers to 1) IT infrastructure services including procuring, integrating, and implementing enterprise-grade hardware and software systems such as networks, server, storage, and backup systems to support business operations; 2) cloud services including assisting enterprises in deploying cloud environments; 3) cybersecurity services including providing threats assessments, vulnerability scanning, assessment reports with remediation planning to protect digital assets from cyber threats. The Company enters into a distinct agreement with its customers through mutually signed quotations. The Company charges its customers contract payments at a fixed amount, which is explicitly stated in the quotations and is based on the individual components of services to be provided to the customer. Customers are required to make payment in advance and pay upon completion of the contract, or within 30 – 90 days. A contract with customers for an IT solution service typically includes multiple arrangements. The individual arrangements included in each contract are highly interdependent and interrelated, and are not separable or distinct as the Company integrates the hardware, software and services into a single and combined output which the customers cannot benefit from any standalone task, the Company concludes that the IT solution to be accounted for as a single performance obligation under ASC 606-10-25-21. The revenue of IT solution is recognized at point in time when control was transferred to the customer, typically upon the customer acceptance and gains the ability to use the system and benefit from the services provided by the Company.

Apart from individual arrangements mentioned above, the Company is not obligated to deliver any further maintenance, warranty, upgrade or training services to the customers, whether explicitly or implicitly. The contract payment is not subject to any variable consideration, refund, cancellation or termination provision and no loss contract was incurred.

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Maintenance and support services

Maintenance and support services related to providing ongoing technical assistance, troubleshooting, and support over a period of 1 to 12 months. The benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the maintenance and support services satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation and revenue is recognized ratably over the service period when the Company satisfies its performance obligations to provide updates and technical support.

Principal versus agent considerations

The Company follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1:	Identify the specified goods or services to be provided to the customer
Step 2:	Assess whether it controls each specified good or service before that good or service is transferred to the customer

Under the order confirmation, the Company is solely responsible for providing the goods or services with the required scope set out in the agreements with the customers, procuring the relevant supplier, and providing the required goods or services at the designated venue and time, while ensuring the specifications of the goods or services provided are met to fulfill the promise in the order confirmation. The Company controls the whole process and has an obligation to procure the fulfillment of the conditions. Moreover, the Company controls who has full authority in negotiating and determining the commercial terms with both customers and suppliers on each trade without the consent from other parties. The Company also considers elements of inventory risk that it assumes when assessing whether it controls the inputs before they are transferred to the customers.

Accordingly, the Company holds the sole primary responsibility for fulfilling the performance obligation and has full discretion over setting prices with its customer in the services. As the principal in the contract, the Company recognizes revenue at the gross amount to which it is entitled from its customer.

(l)     Cost of revenue

Cost of revenue includes all direct costs associated with fulfilling the Company’s performance obligations for services and products. These costs primarily consist of subcontracting fees, hardware and software costs, and salaries for in-house technical and project management personnel involved in providing the Company’s products and services.

(m)   Income taxes

The Company accounts for income taxes under ASC 740. Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the statements of operations in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies.

The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company considers possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

Uncertain tax positions

The Company applies the provisions of ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The benefit of a tax position is recognized if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Company to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period in which the change occurs.

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of operations for the years ended June 30, 2025 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(n)    Segment reporting

In November 2023, the Financial Accounting Standards Board (the “FASB”) issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The update is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The ASU requires disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), a description of other segment items by reportable segment, and any additional measures of a segment’s profit or loss used by the CODM when deciding how to allocate resources. The ASU also requires all annual disclosures currently required by Topic 280 to be included in interim periods. The update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and requires retrospective application to all prior periods presented in the financial statements. The Company has early adopted ASU 2023-07 in financial year ended June 30, 2024.

The Company’s chief operating decision-makers (“CODM”) is the Chief Executive Officer. The Company’s CODM reviews financial information presented on a basis, accompanied by disaggregated information about revenues by different revenues streams for purposes of allocating resources and evaluating financial performance. The Company has one operating segment as defined by ASC 280 “Segment Reporting”, which is provision of IT solution and related services. The Company’s operating divisions are geographically based, have similar economic characteristics

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

and similar expected long-term financial performance. Because substantially all of the Company’s long-lived assets and revenues are located in and derived from the Hong Kong, geographical segments are not presented. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the unit level. Based on qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, the Company considers itself to be operating within one reportable segment. The Company has concluded that net income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on net income as reported in the statements of operations and comprehensive income. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

(o)    Related parties

The Company accounts for related party transactions ASC 850 “Related Party Disclosures”. A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company.

Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

(p)    Earnings per share

Basic earnings per share is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted earnings per share presents the diluted effect on a per share basis of the potential ordinary shares as if they had been converted at the beginning of the periods presented, or issuance date, if later. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e., an increase in income per share amounts or a decrease in loss per share amounts) on net income per share.

(q)    Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of foreign currency translation adjustment resulting from the Company translating its financial statements from functional currency into reporting currency.

(r)     Borrowings

The Company’s borrowing practices are governed by the terms of each loan agreement and are typically based on (i) the interest rates agreed upon, (ii) repayment schedules, and (iii) covenants stipulated by the lender.

(s)     Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies. In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The update is intended to enhance transparency and decision usefulness of income tax disclosures. This ASU updates income tax disclosure requirements by requiring specific categories and greater disaggregation within the rate reconciliation and disaggregation of income taxes paid by jurisdiction. The update is effective for fiscal years beginning after December 15, 2024 for public business entities and December 15, 2025, for all other entities, with early adoption permitted. The Company is currently assessing the impact of adopting the updated provisions.

In November 2024, the FASB issued ASU 2024-03 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The new guidance is intended to provide investors more detailed disclosures around specific types of expenses. The new disclosures require certain details for expenses presented on the face of the Statements of Operations as well as selling expenses to be presented in the notes to the financial statements. The FASB has released ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The disclosure updates are required to be applied prospectively with the option for retrospective application. The Company is currently assessing the impact and timing of adopting the updated provisions.

Except as mentioned above, recently issued accounting standards or pronouncements not disclosed have been excluded as they are currently not relevant to the Company.

NOTE 3 — SIGNIFICANT RISKS AND UNCERTAINTIES

(a)    Interest rate risk

The Company is exposed to interest rate risk on its cash at banks and bank borrowings. The management objective is to finance the business at interest rates that are competitive in the marketplace while moderating the exposure to volatility in interest costs. The Company has not been exposed to material risks due to changes in market interest rates and has not used any derivative financial instruments to manage the interest risk exposure during the years presented.

(b)    Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of Cash, accounts receivable, other current assets and amount due from a shareholder. Management consider the maximum exposure to credit risk equal to the carrying amount of these financial assets in the balance sheets. The Company has designed its credit policies with the objective of minimizing its exposure to credit risk.

As of June 30, 2024 and 2025, all Cash were deposited with financial institutions located in Hong Kong, which management consider that these financial institutions are of high credit quality with no significant credit risk.

The Company also exposed to credit risk from its accounts receivable, other current assets and amount due from a shareholder. Credit risks are mitigated by performing ongoing credit evaluations of customers’ financial condition. We have adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. We estimate the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 3 — SIGNIFICANT RISKS AND UNCERTAINTIES (cont.)

basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current risk characteristics. The management consider that credit risks associated with these balances is not significant and concluded that no provision is required.

(c)     Concentration risk

Concentrations risk arising from receivables from customers are limited due to the diversity of our customers.

The following customers accounted for 10% or more of revenue for the years ended June 30, 2024 and 2025:

	Years ended June 30,
	2024	2025
	%	%
Customer A	11.0	16.0
Customer B	13.0	14.1
Customer C	11.5	13.5
Customer D	— *	11.9
Customer E	11.9	11.7
Customer F	21.3	— *

The following customers accounted for 10% or more of the Company’s gross accounts receivable as of June 30, 2024 and 2025:

	As of June 30,
	2024		2025
	%		%
Customer B	14.8		26.6
Customer D	—	*	20.1
Customer A	—	*	16.3
Customer E	11.2		12.8
Customer F	27.6		—	*
Customer G	18.5		—	*
Customer C	12.5		—	*

The following suppliers accounted for 10% or more of the Company’s total purchase for the years ended June 30, 2024 and 2025:

	Years ended June 30,
	2024	2025
	%	%
Supplier A	25.3	31.2
Supplier B	27.5	22.3
Supplier C	— *	18.4
Supplier D	20.1	13.5

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 3 — SIGNIFICANT RISKS AND UNCERTAINTIES (cont.)

The following suppliers accounted for 10% or more of the Company’s accounts payable as of June 30, 2024 and 2025:

	As of June 30,
	2024	2025
	%	%
Supplier A	59.2	38.7
Supplier D	16.7	27.2
Supplier C	— *	26.6
Supplier B	10.2	— *

____________

*        Represents less than 10%

(d)    Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with the Company’s financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation. The Company continually monitors its cash flow and liquidity to ensure that it can meet its short-term obligations, including servicing of financial obligations, accrued expenses and employee benefits: these exclude the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disaster. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of overdrafts and loans.

NOTE 4 — ACCOUNTS RECEIVABLE

	As of June 30,
	2024	2025
Accounts receivable	$9,143,796	$2,395,225
Less: allowance for the credit losses	—	—
Accounts receivable	$9,143,796	$2,395,225

No allowance for expected credit losses was recognized by the Company for the years ended June 30, 2025 and 2024.

NOTE 5 — PREPAYMENT AND OTHER CURRENT ASSETS

	As of June 30,
	2024	2025
Advances to suppliers(1)	$24,856	$3,687,729
Other deposits	10,537	—
	$35,393	$3,687,729

____________

(1)      Advances to supplier represent prepayments for hardware costs, software and IT application license costs, and service subcontracting fees. As of June 30, 2025, these prepayments are solely made to Supplier A, one of the significant suppliers identified in this financial statements as representing 10% or more of accounts payable. This supplier is an independent third party, the above-mentioned transactions were made in an arm’s length transactions and in the normal course of business to secure the timely delivery of products and services necessary for the Company’s operations.

As of June 30, 2025, the Company’s advances to suppliers totaled $3,687,729 which are expected to be recognized as costs of revenue in the next twelve months, as the associated performance obligations are satisfied. The advances to suppliers increased as there was increase in customer orders received near June 30, 2025. Except in cases of compensation for non-performance, these advances are not expected to be repaid but will instead be recognized as costs upon service delivery.

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 6 — LEASES

The Company leases office space from third parties under non-cancellable operating lease agreements. Rental contract is made for fixed year of 2 years with no extension option. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not specify an explicit interest rate. The Company’s leases do not contain any significant renewal options, escalation clauses, purchase options, residual value guarantees or restrictive covenants.

Lease information included on the balance sheets are:

	As of June 30,
	2024	2025
Right-of-use assets	$2,939	$41,497

Lease liabilities – current portion	$3,016	$38,872
Lease liabilities – non-current portion	—	3,302
Total	$3,016	$42,174

The components of lease costs are as follows:

	Years ended June 30,
	2024	2025
Short-term lease cost	$5,073	$5,784
Operating lease cost:
Amortization of right-of-use assets	35,214	38,333
Interest on lease liabilities	608	2,021
Total lease costs	$40,895	$46,138

Supplemental lease information is as follows:

	As of June 30,
	2024	2025
Operating leases:
Weighted average remaining lease term	1 month	13 months
Weighted average discount rate	2.75%	3.63%

Supplemental cash flow information related to lease liabilities is as follows:

	Years ended June 30,
	2024	2025
Cash paid for amounts included in the measurement of lease liabilities:
– Operating cashflows used in operating lease	$35,612	$37,728
Right-of-use assets obtained in exchange for new operating lease	$—	$77,206

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 6 — LEASES (cont.)

The maturity of the Company’s lease liabilities as of June 30, 2025 is as follows:

As of June 30, 2025
Fiscal year ending
2026	$39,746
2027	3,312
Total undiscounted lease payments	43,058
Less: Imputed interest	(884)
Present value of net future minimum lease payments	$42,174

NOTE 7 — PROPERTY AND EQUIPMENT, NET

	As of June 30,
	2024	2025
Furniture and fixtures	$6,996	$6,959
Office equipment	84,029	434,523
Leasehold improvement	2,856	2,841
	93,881	444,323
Less: Accumulated depreciation	(93,215)	(93,288)
Property and equipment, net	$666	$351,035

For the years ended June 30, 2024 and 2025, the Company recognized depreciation expenses of $2,361 and $573, respectively.

NOTE 8 — ACCOUNTS PAYABLE

	As of June 30,
	2024	2025
Accounts payable	$7,671,358	$1,435,167

The Company’s accounts payable are typically due within 30 to 90 days of the invoice date, depending on the terms negotiated with each supplier. The Company’s payment practices aim to align with standard industry terms and cash flow management practices.

NOTE 9 — CONTRACT LIABILITIES

The Company’s contract liabilities include advances from customers. These payments are non-refundable and are recognized as revenue as the Company’s performance obligation is satisfied. The Company expects to recognize all remaining performance obligations over the next twelve months.

As of June 30, 2024 and 2025, the contract liabilities were comprised of the following:

	As of June 30,
	2024	2025
Contract liabilities
Advance from customers	$94,458	$2,578,809

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 9 — CONTRACT LIABILITIES (cont.)

The following table shows the movement in contract liabilities for the years ended June 30, 2024 and 2025:

	Years ended June 30,
	2024	2025
Beginning balance	$356,850	$94,458
Increase in contract liabilities as a result of billing in advance	94,458	2,578,809
Decrease in contract liabilities as a result of recognized revenue during the year	(356,850)	(94,458)
Ending balance	$94,458	$2,578,809

NOTE 10 — INCOME TAXES

Hong Kong

Under the two-tiered profits tax rates regime, Hong Kong tax residents are subject to Hong Kong profits tax in respect of assessable profits arising in or derived from Hong Kong at 8.25% for the first HK$2 million of profits of the qualifying Company, and profits above HK$2 million will be taxed at 16.5%.

The following table summarizes the composition of income tax expense for the years ended June 30, 2024 and 2025:

	Years ended June 30,
	2024	2025
Current income tax	$83,833	$95,756
Deferred tax (benefits)/expenses	(342)	58,304
Income tax expense	$83,491	$154,060

Tax Rate Reconciliation

The reconciliation between the Hong Kong statutory income tax rate applicable to the Company’s profits and the income tax expense is presented below:

	Years ended June 30,
	2024	2025
Profit before provision for income taxes	$636,638	$1,059,463
Hong Kong Profits Tax rate	16.5%	16.5%
Income tax expenses computed at Hong Kong Profits Tax rate	105,045	174,812
Effect of preferential tax rate	(21,102)	(21,183)
Non-deductible expenses	—	720
Non-taxable interest income	(68)	(96)
Effect of tax concession	(384)	(193)
Total income tax expense	$83,491	$154,060

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 10 — INCOME TAXES (cont.)

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their tax bases and are stated at enacted tax rates expected to be in effect when the taxes are paid or recovered. The temporary differences and carryforwards of the deferred tax assets and liabilities were as follows:

	As of June 30,
	2024	2025
Deferred tax assets
Depreciation for properties and equipment	396	355
Total deferred tax assets	396	355
Less: valuation allowance	—	—
Total deferred tax assets, net of valuation allowance	396	355
Net off against deferred tax liabilities	—	(355)
Net deferred tax assets	$396	$—
	As of June 30,
	2024	2025
Deferred tax liabilities
Depreciation for properties and equipment	—	(57,814)
Total deferred tax liabilities	—	(57,814)
Net off against deferred tax assets	—	355
Net deferred tax liabilities	$—	$(57,459)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Company’s future profit forecast and concluded that it is more likely than not that the Company will generate future taxable income to utilize the deferred tax assets. Accordingly, as of June 30, 2025 and 2024, no valuation allowance has been established.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025 and 2024, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the year ended June 30, 2025 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

The Company’s tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 11 — BANK BORROWINGS

	Interest rate	As of June 30, 2024	Interest rate	As of June 30, 2025
Bank loans:
Bank of Communications – Loan 1(1)	2.6% + HIBOR	461,538	2.6% + HIBOR	341,408
PAO Bank(2)	9.57%	226,915	9.57%	172,600
Hang Seng Bank Limited – Loan 1(3)	HKD BLR – 2.25%	123,429	HKD BLR – 2.25%	106,912
Hang Seng Bank Limited – Loan 2(4)	HKD BLR – 2.25%	112,105	HKD BLR – 2.25%	95,622
Hang Seng Bank Limited – Loan 3(5)	HKD BLR – 2.25%	86,241	HKD BLR – 2.25%	72,422

Revolving loans:
DBS Bank – Loan 1(6)	—	—	1.5% + Prime rate	853,514
DBS Bank – Loan 2(7)	1.0% + Prime rate	128,069	1.0% + Prime rate	127,390
Bank of Communications – Loan 2(8)	HKD BLR – 1%	358,593	HKD BLR – 1%	356,692

Bank Overdraft:
Bank of Communications – Bank Overdraft	0.75% + BLR	512,047	0.75% + BLR	509,372
Hang Seng Bank Limited – Bank Overdraft	—	25,021	—	11,029
Total		$2,033,958		$2,646,961

____________

(1)      On 31 December 2020, the Company borrowed a 7-year term loan of HK$6,500,000 ($828,036) as working capital at an annual interest rate of Hong Kong Interbank Offered Rates plus 2.6% per annum. Repayments are to be made on a monthly basis throughout the terms of the loan. The loan is backed by an unlimited personal guarantee from the Company’s shareholder. The bank has the right to demand immediate repayment, at any time, in full of outstanding principal amount of the loan. Effective interest rates were 6.92% and 3.56% for the year ended June 30, 2024 and 2025, respectively.

(2)      On 8 February 2023, the Company borrowed a 4-year term loan of HK$3,000,000 ($382,170) as working capital at a fixed annual interest rate of 9.57%. Repayments are to be made on a monthly basis throughout the terms of the loan. The loan is backed by an unlimited personal guarantee from the Company’s shareholder. The bank has the right to demand immediate repayment, at any time, in full of outstanding principal amount of the loan. Effective interest rates were 9.57% and 9.99% for the year ended June 30, 2024 and 2025, respectively.

(3)      On 2 June 2021, the Company borrowed a 10-year term loan of HK$1,200,000 ($152,868) as working capital at an annual interest rate of Base Lending Rate minus 2.25% per annum. Repayments are to be made on a monthly basis throughout the terms of the loan. The loan is backed by an unlimited personal guarantee from the Company’s shareholder. The bank has the right to demand immediate repayment, at any time, in full of outstanding principal amount of the loan. Effective interest rates were 3.63% and 3.00% for the year ended June 30, 2024 and 2025, respectively.

(4)      On 21 October 2020, the Company borrowed a 10-year term loan of HK$1,200,000 ($152,868) as working capital at an annual interest rate of Base Lending Rate minus 2.25% per annum. Repayments are to be made on a monthly basis throughout the terms of the loan. The loan is backed by an unlimited personal guarantee from the Company’s shareholder. The bank has the right to demand immediate repayment, at any time, in full of outstanding principal amount of the loan. Effective interest rates were 3.63% and 3.13% for the year ended June 30, 2024 and 2025, respectively.

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 11 — BANK BORROWINGS (cont.)

(5)      On 29 April 2020, the Company borrowed a 10-year term loan of HK$1,200,000 ($152,868) as working capital at an annual interest rate of Base Lending Rate minus 2.25% per annum. Repayments are to be made on a monthly basis throughout the terms of the loan. The loan is backed by an unlimited personal guarantee from the Company’s shareholder. The bank has the right to demand immediate repayment, at any time, in full of outstanding principal amount of the loan. Effective interest rates were 3.63% and 3.00% for the year ended June 30, 2024 and 2025, respectively.

(6)      On 4 July 2024, the Company secured a revolving bank loan of HK$7,000,000 ($891,731) as working capital at the Prime Rate quoted by the bank from time to time plus 1.5% per annum. The loan is scheduled to be repaid in maximum period of 90 days, which final payments comprising principal and interest payment. The loan is backed by an unlimited personal guarantee from the Company’s shareholder. The bank has the right to demand immediate repayment, at any time, in full of outstanding principal amount of the loan.

(7)      On 20 April 2023, the Company secured a revolving bank loan of HK$1,000,000 ($127,390) as working capital at the Prime Rate quoted by the bank from time to time plus 1.0% per annum. The loan is scheduled to be repaid in maximum period of 90 days, which final payments comprising principal and interest payment. The loan is backed by an unlimited personal guarantee from the Company’s shareholder. The bank has the right to demand immediate repayment, at any time, in full of outstanding principal amount of the loan.

(8)      On 14 October 2022, the Company secured a revolving bank loan of HK$2,800,000 ($356,692) as working capital at an annual interest rate of Hong Kong Base Lending Rate minus 1% per annum. The loan is scheduled to be repaid in 4 months or any other period agreed between the Company and the bank, which final payments comprising principal and interest payment. The loan is backed by an unlimited personal guarantee from the Company’s shareholder. The bank has the right to demand immediate repayment, at any time, in full of outstanding principal amount of the loan.

Interest related to the bank borrowings was $136,889 and $158,302 for the years ended June 30, 2024 and 2025, respectively. The weighted-average interest rate pertaining to above mentioned bank loans were 5.13% and 6.21% for the years ended June 30, 2025 and 2024, respectively.

NOTE 12 — EQUITY

The Company was incorporated in Hong Kong on November 15, 2017, with authorized ordinary share capital of par value $0.13 each.

Subsequent to the reporting date of the financial statements, the Company’s ultimate holding company, Hyperides, was incorporated in the Cayman Islands on August 6, 2025, with authorized share capital of par value $50,000 divided into (i) 400,000,000 Class A ordinary shares of par value $0.0001 each and (ii) 100,000,000 Class B Ordinary Shares of par value $0.0001 each.

On September 30, 2025, Hyperides subdivided all of its shares in its authorized share capital (both issued and unissued shares) at a ratio of 1:10 such that the authorized share capital becomes $50,000 divided into (i) 4,000,000,000 Class A Ordinary Shares with a par value of $0.00001 each and (ii) 1,000,000,000 Class B Ordinary Shares with a par value of $0.00001 each.

Each Class A Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B Ordinary Share shall be entitled to twenty votes on all matters subject to the vote at general meetings (including extraordinary general meetings) of our company.

The Reorganization was completed on September 30, 2025, following which Hyperides and the Company came under the control of Hyperides.

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 13 — REVENUE

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue:

	Years ended June 30,
	2024	2025
Revenue recognized at point in time:
IT solution	$7,242,606	$8,099,113
Revenue recognized over-time:
Maintenance and support services	63,988	195,583
	$7,306,594	$8,294,696

NOTE 14 — EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2024 and 2025 (in US dollars, except number of share):

	Years ended June 30,
	2024	2025
Numerator:
Net income attributable to the ordinary shareholders	$553,147	$905,403
Denominator:
Weighted average number of shares	1	1
Earnings per share – Basic and diluted	$553,147	$905,403

Diluted earnings per share for the years ended June 30, 2024 and 2025 are the same as the basic earnings per share as there were no potentially dilutive ordinary shares issued.

NOTE 15 — RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2024 and 2025:

Names of the related parties	Relationship with the Company
Wai Hung Lee	Shareholder, director and Chief Executive Officer of the Company

(a)         Amount due from a shareholder

	As of June 30,
	2024	2025
Wai Hung Lee(1)	$1,665,585	$440,685
	Years ended June 30,
	2024	2025
Director’s remunerations and benefits to Wai Hung Lee(2)	$24,171	$68,876
Dividend distributed to Wai Hung Lee(3)	—	(1,784,499)

These balances are unsecured, interest-free and without a fixed repayment term.

____________

(1)      The balance represents payment to, net of proceeds from, Mr. Wai Hung Lee by the Company to facilitate his multiple personal needs in cash since 2020. The proceeds from and payments to Mr. Lee Wai Hung was disclosed as “advances to the shareholder” and “repayments from the shareholder” under financing activities in the Statements of Cash Flows. The balance was interest-free, unsecured, and repayable on demand, and has been fully settled in November 2025 through an offsetting arrangement, whereby Mr. Wai Hung Lee paid operating expenses on behalf of the Company subsequent to June 30, 2025, no additional advances or loans have been made to Mr. Wai Hung Lee.

HYPERIDES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025
(Stated in US Dollars)

NOTE 15 — RELATED PARTY TRANSACTIONS (cont.)

(2)      For the years ended June 30, 2025 and 2024, the Company paid the director remunerations of $68,876 and $24,171, respectively, and which has been settled directly to Mr. Wai Hung Lee through his current account with the Company.

(3)      On March 31, 2025, the Company declared a dividend of $1,784,499, which has been settled directly to Mr. Wai Hung Lee through his current account with the Company which was disclosed as one of the supplemental non-cash activities in the Statements of Cash Flows. No dividend was declared during the year ended June 30, 2024.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

(a)    Commitments

As of June 30, 2024 and 2025, the Company had no capital expenditure commitments or other significant contractual obligations.

(b)    Contingencies

The Company may become involved in legal proceedings, investigations, and regulatory actions arising in the ordinary course of business. The outcomes of such proceedings are inherently uncertain, and while the Company does not currently anticipate that any such matters will have a material adverse effect on its financial position, results of operations, or cash flows, it continues to assess legal risks on an ongoing basis. As of June 30, 2024 and 2025, the Company was not a party to any material legal or administrative proceedings that would require disclosure.

Additionally, the Company does not expect any significant contingencies in the near term that would materially impact its financial position or operations.

NOTE 17 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2025 up through February 9, 2026 the Company issued the financial statements. There were no other subsequent events occurred that would require recognition or disclosure in the Company’s financial statements.

[•] Class A Ordinary Shares

HYPERIDES HOLDINGS LTD

––––––––––––––––

PROSPECTUS

––––––––––––––––

Maxim Group LLC

, 2026

Until and including            , 2026 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the indemnified person’s own fraud or dishonesty or against the consequences of committing a crime.

Our amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

Purchaser	Date of issuance	Number of Class A Ordinary Shares	Consideration
Ogier Global Subscriber (Cayman) Limited(1)	August 6, 2025	1	USD	0.0001
Wai Hung Lee(1)	August 23, 2025	1	USD	0.0001
Wai Hung Lee(1)(2)	September 30, 2025	10	USD	0.0001
GATEZINE LIMITED(2)	September 30, 2025	15,000,000	USD	248,200
Purchaser	Date of issuance	Number of Class B Ordinary Shares	Consideration
GATEZINE LIMITED(2)	September 30, 2025	15,000,000	USD	248,200

____________

(1)      On August 6, 2025, we issued one ordinary share to Ogier Global Subscriber (Cayman) Limited. On August 23, 2025, Ogier Global Subscriber (Cayman) Limited transferred such share to Wai Hung Lee. On September 30, 2025, our sole shareholder and sole director at the time approved to subdivide all of its shares in its authorized share capital (both issued and unissued shares) at a ratio of 1:10 such that the authorized share capital becomes $50,000 divided into (i) 4,000,000,000 Class A Ordinary Shares with a par value of $0.00001 each and (ii) 1,000,000,000 Class B Ordinary Shares with a par value of $0.00001 each. Following the above share subdivision on September 30, 2025, the one issued Class A Ordinary Share with par value $0.0001 held by Wai Hung Lee became 10 Class A Ordinary Shares with a par value of $0.00001 each.

(2)      On September 30, 2025, we issued 15,000,000 Class A Ordinary Shares with a par value of $0.00001 each and 15,000,000 Class B Ordinary Shares with a par value of $0.00001 each to GATEZINE LIMITED for an aggregate consideration of HK$3,857,382 (approximately $496,400) which was paid by non-cash consideration, namely the one ordinary share in HYPERIDES LIMITED, representing the entire shareholding of HYPERIDES LIMITED (which was transferred from Wai Hung Lee who is the sole shareholder of GATEZINE LIMITED to HYPERIDES (BVI) LTD which is a wholly owned subsidiary of Hyperides). Immediately following the above issuance of shares to GATEZINE LIMITED, the 10 Class A Ordinary Shares held by Wai Hung Lee were surrendered and cancelled.

(3)      On October 29, 2025, GATEZINE LIMITED transferred some of its shares in Hyperides to other entities/person: (i) 1,500,000 Class A Ordinary Shares to LZG (BVI) LIMITED, (ii) 650,250 Class A Ordinary Shares to Zenttaline Limited, (iii) 650,250 Class A Ordinary Shares to Deeshine Limited, (iv) 739,500 Class A Ordinary Shares to DIRECT BILLION ENTERPRISE LIMITED, (v) 510,000 Class A Ordinary Shares to LEAP GROWTH INVESTMENTS LIMITED and (vi) 450,000 Class A Ordinary Shares to Cheng Hoe Tan.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See “Exhibit Index” of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [•], on [•], 2026.

HYPERIDES HOLDINGS LTD
By:
Name:	Wai Hung Lee
Title:	Chief Executive Officer and Chairperson
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated.

Signature	Title	Date
	Chairman and Chief Executive Officer	[•], 2026
Wai Hung Lee	(Principal Executive Officer)
	Director and Chief Financial Officer	[•], 2026
Kun Yang	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of [•] has signed this registration statement or amendment thereto in New York, New York, United States of America on [•], 2026.

[•]
By:
Name:	[•]
Title:	[•]

EXHIBIT INDEX

Exhibit No.	Description of document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this offering)
4.1*	Specimen Class A Ordinary Share Certificate
5.1*	Opinion of Ogier, Cayman Islands counsel of the Registrant, regarding the validity of Class A Ordinary Shares being registered
5.2*	Opinion of P. Y. Cheung & Co. Solicitors, Hong Kong counsel of the Registrant
5.3*	Opinion of Allbright Law Offices (Fuzhou), PRC counsel of the Registrant
8.1*	Opinion of Ogier, Cayman Islands counsel of the Registrant, as to certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1	Form of Indemnification Agreement with the Registrant’s directors and executive officers
10.2	Form of Director Service Agreement between the registrant and its directors
10.3	Employment Agreement between the registrant and Wai Hung Lee as its Chief Executive Officer
10.4	Employment Agreement between the registrant and Kun Yang as its Chief Financial Officer
10.5	Lease Agreement for Office B2 on 9th Floor MG Tower, No. 133 Hoi Bun Road, Kowloon, Hong Kong between Hyperides Limited and Good Wise (Hong Kong) Limited, dated July 15, 2024
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Marcum Asia CPAs LLP
23.2*	Consent of Ogier (included in Exhibits 5.1)
23.3*	Consent of P. Y. Cheung & Co. Solicitors (included in Exhibits 5.2)
23.4*	Consent of Allbright Law Offices (Fuzhou) (included in Exhibits 5.3)
23.4*	Consent of Frost & Sullivan
99.1*	Code of Business Conduct and Ethics
99.2*	Form of Charter of the Audit Committee
99.3*	Form of Charter of the Compensation Committee
99.4*	Form of Charter of the Nominating and Corporate Governance Committee
99.5*	Consent of Independent Director Nominee Swee Leng Seng
99.6*	Consent of Independent Director Nominee Chee Lioy U
99.7*	Consent of Independent Director Nominee Sze Ho Chan
99.8*	Form of Clawback Policy
107*	Calculation of Registration Fee

____________

*        To be filed by amendment